UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Meiji Seika Kabushiki Kaisha
Meiji Nyugyou Kabushiki Kaisha

(Name of Subject Company)

Meiji Seika Kaisha, Ltd.
Meiji Dairies Corporation

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Meiji Seika Kaisha, Ltd.
Meiji Dairies Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Meiji Seika Kaisha, Ltd.
Attn: Michihiro Shigenobu
Director of Personnel & General Affairs Dept.
4-16, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8002, Japan
Tel: + 81-3-3273-3353

Meiji Dairies Corporation
Attn: Hideaki Satou
General Manager of General Affairs Department
2-10, Shinsuna 1-chome, Koto-ku, Tokyo, 136-8908, Japan
Tel: + 81-3-5653-0301

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

Total pages: 191 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Convocation Notice of the Extraordinary General Meeting of Shareholders of Meiji Seika Kaisha, Ltd. dated November 4, 2008 and Reference Materials

(2) Convocation Notice of the Extraordinary General Meeting of Shareholders of Meiji Dairies Corporation dated November 4, 2008 and Reference Materials

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Meiji Seika Kaisha, Ltd. and Meiji Dairies Corporation each submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on October 30, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI SEIKA KAISHA, LTD.

By: /s/ M. Shigenobu
Name: Michihiro Shigenobu
Title: Director of Personnel & General Affairs Dept.

Date: November 5, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEIJI DAIRIES CORPORATION

By: Hideaki Satou

Name: Hideaki Satou
Title: General Manager of
General Affairs Department

Date: November 5, 2008

Exhibit (2)

This English translation of the convocation notice has been prepared solely for the convenience of non-Japanese speaking shareholders of Meiji Dairies Corporation and Meiji Seika Kaisha, Ltd. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the official Japanese-language original. Such Japanese language original shall be the controlling document for all purposes.

This share transfer involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code 2261

November 4, 2008

To Our Shareholders

President and Representative
Director: Shigetaro Asano
Meiji Dairies Corporation
2-10, Shinsuna 1-chome, Koto-ku,
Tokyo

CONVOCATION NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Meiji Dairies Corporation (the "Company") will be holding an extraordinary general meeting of shareholders and requests your attendance. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the "Reference Materials for the General Meeting of Shareholders" set forth below and exercise your voting rights by filling out and returning the enclosed voting right exercise form. The voting right exercise form must be received by 5:30 p.m. on November 25, 2008 (Tuesday).

1. **Date/Time:** November 26, 2008 (Wednesday) 10:00 a.m.
2. **Venue:** Head Office of Meiji Dairies Corporation
   2-10, Shinsuna 1-chome, Koto-ku, Tokyo

3. **Meeting Agenda:**

   Matters to be Resolved:

   1st Agenda: Establishment of a Parent Company through Joint Share Transfer

   2nd Agenda: Partial Amendments to the Articles of Incorporation

****

1. When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk.
2. In the event that the enclosed reference materials for the extraordinary meeting of shareholders need to be modified, the Company will post such modification on its website (http://www.meinyu.co.jp).

· **Reference Materials for the Extraordinary Meeting of Shareholders**

Propositions and Information:

1st Agenda: Establishment of a Parent Company through Joint Share Transfer

The Company and Meiji Seika Kaisha, Ltd. ("Meiji Seika") have reached an agreement with respect to the establishment of a parent company through a joint share transfer (the "Share Transfer"). As of September 11, 2008, the companies have prepared a share transfer plan pertaining to the share transfer (the "Share Transfer Plan") and have entered into an agreement concerning the management integration of the two companies (the "Integration Agreement").

Pursuant to the Share Transfer Plan, the Company and Meiji Seika request your approval to incorporate "MEIJI Holdings Co., Ltd." ("MEIJI Holdings"), a parent company, and make the Company and Meiji Seika its wholly owned subsidiaries through the Share Transfer as of April 1, 2009.

The reason for the Share Transfer and contents of the Share Transfer Plan, and other matters relating to the agenda are as follows:

1. **Reason for the Share Transfer**

The Japanese food industry contributed to enriching the diet of the people of Japan, which has weathered periods of both turbulence following World War II and economic boom, through the improvement of food materials, processing technology innovations, and the continuous enhancement and improvement of product development capabilities. The Company (established in 1917) and Meiji Seika (established in 1916) both originated from the former Meiji Sugar Manufacturing Co., Ltd., and have each developed into leading food products manufacturers in Japan, having enjoyed the trust and support of customers throughout a history spanning more than 90 years. While the Company has developed into a "comprehensive dairy" company providing "Delicious taste", "Health" and "Nutrition" centering around milk and milk-oriented technology and product development capabilities, Meiji Seika has expanded its business domains from confectionery and food products to pharmaceuticals and has developed into a unique "food and pharmaceutical" company offering products and services under the keywords of "Good taste and Fun", "Health" and "Reliability".

In recent years, the companies in the Japanese food industry have needed to be more competitive as a result of factors such as the expected mid- to long-term reduction in market size due to population decline and the aging society, sharp rises in global raw material prices, and intensification of competition among companies in the matured market. Meanwhile, rapidly changing lifestyles and values require companies to strengthen product development and marketing which precisely capture "diversification of eating habits", "enhanced awareness of health", "heightening awareness in food safety" and other consumer needs, and to seize growth opportunities through the creation of new demand.

In addition to the historically amicable relationship between the Company and Meiji Seika, the two companies have recently been conducting joint product development and other initiatives, and establishing a cooperative relationship. Recently, based on the understanding of the business environment described above and as a result of discussions concerning the development and promotion of the two companies' cooperative relationship in order to further enhance their respective operating bases and strengthen competitiveness, the Company and Meiji Seika reached the conclusion, that it would be best to work towards establishing sustained growth strategies and differentiation strategies by maximizing "brand power", "research and development capabilities", "technology capabilities", "marketing capabilities" and other management resources of both companies through management integration. The two companies, who as leading companies in their respective business domains of dairy products and confectionery have benefited from the strong support and trust of their customers, believe they can capture even greater opportunities for growth by further developing the current cooperative relationship through integrating their management.

Through the management integration by means of the Share Transfer (the "Management Integration"), the newly formed MEIJI Group will become a unique corporate group capable of contributing to people's healthy and pleasant lives in a wide range of areas, from food products such as confectionery and dairy products to pharmaceuticals. In particular, while taking advantage of its existing strengths in the pharmaceutical business, the MEIJI Group will continue to cultivate and develop foundations for new businesses in the "health" business segment, which is expected to grow significantly in light of the "advancing aging society" and "enhanced awareness of health". Then, as one of the world's leading "food and health" corporate groups possessing top brands in many categories and commanding in excess of one trillion yen in sales, the MEIJI Group strives to continue to exponentially improve the value of the MEIJI brand and grow and develop each business by offering the values which both the Company and Meiji Seika have pursued ("Good taste and Fun", "Health and Nutrition", and "High Quality and Reliability") to all generations of customers. Furthermore, the MEIJI Group will strengthen global competitiveness and work towards further sustained growth by providing high value-added products with the integrated strength of both companies, developing business in growing sectors both in Japan and overseas, and strengthening the operating base.

2. Contents of the Share Transfer Plan

<u>Share Transfer Plan</u>
(Reference translation of original document)

Meiji Seika Kaisha, Ltd. ("Meiji Seika") and Meiji Dairies Corporation ("Meiji Dairies") have reached an agreement to effect a joint share transfer and accordingly, Meiji Seika and Meiji Dairies have prepared a plan for the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Meiji Seika and Meiji Dairies shall transfer all issued and outstanding shares of Meiji Seika and Meiji Dairies to their new parent company (MEIJI Holdings Co., Ltd., hereinafter referred to as "MEIJI Holdings"), on the Date of Incorporation (as defined in Article 6 below) (the "Share Transfer").

Article 2 (Purpose, Trade Name, Location of Head Office, Total Number of Authorized Shares and other Matters to be Stipulated in the Articles of Incorporation of MEIJI Holdings)

1. The purpose, trade name, location of head office and total number of authorized shares of MEIJI Holdings shall be as follows:

    (1) Purpose
    The purpose of MEIJI Holdings shall be as set forth in Article 2 of Attachment 1, "Articles of Incorporation of MEIJI Holdings Co., Ltd." attached herewith.

    (2) Trade Name
    MEIJI Holdings shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd."

    (3) Location of Head Office
    The location of the head office of MEIJI Holdings shall be 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo.

    (4) Total Number of Authorized Shares
    The total number of MEIJI Holdings' authorized shares shall be 280 million shares.

2. In addition to the matters described in the preceding paragraph, matters to be stipulated in the Articles of Incorporation of MEIJI Holdings shall be as set forth in the Articles of Incorporation of MEIJI Holdings Co., Ltd., Attachment 1 (provided, however, that if the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc. (Law No. 88 of 2004) is yet to be implemented on the Date of Incorporation, the Articles of Incorporation in Attachment 1 shall include those amendments set forth in Attachment 2 attached herewith).

Article 3 (Names of Directors, Auditors and Accounting Auditor of MEIJI Holdings at the time of Incorporation)

(1) The following persons shall be directors of MEIJI Holdings at the time of Incorporation:
Naotada Sato
Shigetaro Asano
Akio Takahashi
Tsuyoshi Nagata
Kaname Tanaka
Masahiko Matsuo
Harunobu Tsukanishi
Shouichi Ihara
Hidetoshi Yajima (Outside Director)
Youko Sanuki (Outside Director)

(2) The following persons shall be auditors of MEIJI Holdings at the time of Incorporation:
Kouichirou Kawashima
Chikao Morishima
Shoji Miyamoto (Outside Auditor)
Kenichi Yamaguchi (Outside Auditor)

(3) The following entity shall be the accounting auditor of MEIJI Holdings at the time of Incorporation:
The Fuji Accounting Office

Article 4 (Shares to be issued by MEIJI Holdings in the Share Transfer and Allocation of Such Shares)

1. In the Share Transfer, MEIJI Holdings shall deliver to the shareholders of Meiji Seika and Meiji Dairies (including beneficial shareholders, if any, the same shall apply hereinafter), in exchange for the shares of Meiji Seika or Meiji Dairies that such shareholders hold, shares of common stock of MEIJI Holdings in an amount equal to (i) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Seika as of the day preceding the Date of Incorporation by 0.1, and (ii) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Dairies as of the day preceding the Date of Incorporation by 0.117.

   If the number of MEIJI Holdings shares reached in the calculations set forth in (i) or (ii) above includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act of Japan (the "Companies Act") and other relevant laws and regulations.

2. MEIJI Holdings shall allocate the shares described in the preceding paragraph to the shareholders of Meiji Seika and Meiji Dairies listed or recorded on the respective final shareholders' registers (including beneficial shareholders' registers, if any, the same shall apply hereinafter) as of the day preceding the Date of Incorporation (provided that Meiji Seika or Meiji Dairies, respectively, shall be deemed to be the listed or recorded shareholder with respect to shares of any shareholder of Meiji Seika or Meiji Dairies who has exercised his or her appraisal rights pursuant to Article 806 of the Companies Act) as follows:

   (1) 0.1 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Seika

(2) 0.117 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Dairies

If the number of MEIJI Holdings shares to be delivered to shareholders of Meiji Seika or Meiji Dairies in the Share Transfer includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 5 (Paid-in Capital and Reserve)

The amount of paid-in capital and reserve of MEIJI Holdings on the Date of Incorporation shall be as follows:

(1) Paid-in Capital: 30 billion yen

(2) Capital Reserve: 7.5 billion yen

(3) Earned Reserve: 0 yen

Article 6 (Date of Incorporation)

The date of incorporation of MEIJI Holdings (the "Date of Incorporation") shall be April 1, 2009. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the Date of Incorporation.

Article 7 (General Meetings of Shareholders to Approve the Share Transfer Plan)

1. Meiji Seika shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.
2. Meiji Dairies shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.
3. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the date of the general meeting of shareholders described in the preceding two paragraphs.

Article 8 (Listing of Shares of MEIJI Holdings and Share Registration Agent of MEIJI Holdings)

1. MEIJI Holdings plans to list its shares of common stock on the Tokyo Stock Exchange on the Date of Incorporation.
2. The Share Registration Agent of MEIJI Holdings shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 9 (Distribution of Surplus)

1. Meiji Seika may distribute up to 3.50 yen per share from its surplus to the shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.
2. Meiji Seika may distribute up to 3.50 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.
3. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.

4. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.

5. Except for the distributions set forth in the preceding four paragraphs, during the period following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall not approve any distribution of surplus with a record date on or prior to the Date of Incorporation.

Article 10 (Management of Company Assets and Related Matters)

Following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall each carry on their respective businesses and carry out the management and operation of their respective assets with the due care required of a good manager. Any action that either Meiji Seika or Meiji Dairies desires to take that would have a material effect on the assets or rights and obligations of either party shall, unless otherwise stipulated in the Share Transfer Plan, be carried out by such party after consulting with, and obtaining the consent of, the other party.

Article 11 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall become void if (i) the Share Transfer Plan or resolutions pertaining to matters necessary to consummate the Share Transfer are not approved by the shareholders of either Meiji Seika or Meiji Dairies at the general meeting of shareholders set forth in Article 7 above, or (ii) the integration agreement concerning the Share Transfer between Meiji Seika and Meiji Dairies dated September 11, 2008 is terminated.

Article 12 (Change of Conditions to, or Cancellation of, the Share Transfer)

Meiji Seika and Meiji Dairies may agree to change the conditions of the Share Transfer and any other content of the Share Transfer Plan, or cancel the Share Transfer, in the event following the preparation of the Share Transfer Plan and until the Date of Incorporation that (i) a material change in the financial or management condition of either Meiji Seika or Meiji Dairies occurs, (ii) circumstances constituting a material impediment to the implementation of the Share Transfer occur or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain.

Article 13 (Matters to be Discussed)

In addition to matters provided for in the Share Transfer Plan, matters not stipulated in the Share Transfer Plan and any other matter necessary to implement the Share Transfer shall be discussed and determined by Meiji Seika and Meiji Dairies, in accordance with the purpose of the Share Transfer Plan.

IN WITNESS WHEREOF, the parties have caused this Share Transfer Plan to be executed in duplicate, to be signed and sealed by each party, and each party shall keep one copy of the originals.

Date: September 11, 2008

Meiji Seika Kaisha, Ltd.

____

Name: Naotada Sato
Title: President and Representative Director
Address: 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo

Meiji Dairies Corporation

____

Name: Shigetaro Asano
Title: President and Representative Director
Address: 2-10, Shinsuna 1-chome, Koto-ku, Tokyo

ARTICLES OF INCORPORATION OF MEIJI HOLDINGS CO., LTD.

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd." (the "Company").

Article 2 (Purpose)

The purposes of the Company shall be (i) to control and manage the business activities of companies which engage in the following businesses, as well as foreign companies which engage in the business equivalent to the following businesses, by holding shares or equity of such companies, and (ii) to engage in the following business:

(1) Manufacture and sale of confectionery, milk, processed milk products, functional food products, frozen food, staple foods, processed agricultural/meat/fish products, sugar, oil and processed oil goods, seasonings, alcoholic beverages, soft drinks, other food products and their raw materials;

(2) Manufacture and sale of pharmaceuticals, veterinary pharmaceuticals, quasi-drugs, agricultural chemicals, fertilizer, livestock feed, industrial chemicals, cosmetics and other chemical products;

(3) Manufacture, sale and maintenance of electrical machinery and tools for food processing, medical equipment and related materials, laboratory machinery and equipment, power machinery, measuring instruments and pollution control facilities;

(4) Breeding, providing medical care, farming and sale of farm animals, domestic chickens, fish and seaweeds, as well as manufacture and sale of agricultural products;

(5) Operation of restaurants, sports and recreation facilities, parking lots and car washes, cultural centers, as well as sale of cooking equipment, exercise machines, sporting goods, books, electronic copyrighted work, apparel and other general merchandise;

(6) Manufacture and sale of wrapping and packaging material;

(7) Manufacture and sale of childcare items and toys;

(8) Export and import business, agency business and intermediary business for the products described in each paragraph above;

(9) Nutrition consulting service;

(10) Management consulting service;

(11) Advertising agency business;

(12) Sale of life insurance, agency business for property and casualty insurance and for insurance based on the Automobile Liability Security Law of Japan;

(13) Sale, purchase, leasing and management of real estate, development and sale of residential land and land for industrial use and agency and intermediary business thereof;

(14) Warehousing, trucking and freight business;

(15) Building and construction business;

(16) Information and communication/data processing/information providing services, and development, manufacture and sale of software and equipment related to these services;

(17) Clinical testing business;

(18) Food composition analysis, testing of food, soil, water and others for residual agricultural chemicals, etc. and agency and intermediary businesses thereof;

(19) Staffing service;

(20) Comprehensive leasing service and financing business;

(21) Licensing and transfer of industrial property rights and technological knowledge; and

(22) Businesses related or ancillary to each of the above.

Article 3 (Location of Head Office)

The head office of the Company shall be located in Chuo-ku, Tokyo.

Article 4 (Organizations)

In addition to general meeting of shareholders and directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Auditors

(3) Board of Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The Company shall make its public notices electronically; provided that it shall provide notice in the *Nihon Keizai Shimbun* in the event that the Company is unable to use the electronic method due to an accident or other compelling reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Authorized Shares)

The Company's total number of authorized shares shall be two hundred eighty million (280,000,000) shares.

Article 7 (Acquisition of Own Shares by Resolution of the Board of Directors)

The Company may, pursuant to Article 165, Paragraph 2 of the Companies Act of Japan (the "Companies Act"), acquire its own shares by resolution of its Board of Directors.

Article 8 (Number of Shares Constituting One Unit of Shares)

The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Companies Act;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights in accordance with the number of shares held by the shareholder; and

(4) The right to make a request as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

1. A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares already held by such shareholder.

2. The Company may deny any requests made by shareholders as provided for in the preceding paragraph in the event that the Company does not hold the relevant number of shares to sell pursuant to such request.

Article 11 (Share Registration Agent)

1. The Company shall retain a share registration agent.

2. The share registration agent to be retained and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.

3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12 (Share Handling Regulations)

Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 13 (Record Date)

The Company may, whenever necessary, upon giving prior public notice on a certain date to be determined by the Company, deem the shareholders or the registered pledgees of shares listed or recorded on the final shareholders' register as of such date as those shareholders or registered pledgees of shares who are entitled to exercise their rights; provided that, if such date and the details of the rights which may be exercised are stipulated in these Articles of Incorporation, such public notice shall not be required.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 14 (Convocation of General Meeting of Shareholders)

The ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened as necessary.

Article 15 (Record Date for Ordinary General Meeting of Shareholders)

The Company shall deem the shareholders who hold voting rights and are listed or recorded on the final shareholders' register as of March 31 of each year as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for that fiscal year.

Article 16 (Convener and Chairman of General Meeting of Shareholders)

1. The general meeting of shareholders shall be convened and chaired by the Representative Director who is President.
2. In the event that the Representative Director who is President is unable to convene and chair the Meeting, one of the other directors shall take his or her place in accordance with the order predetermined by the Board of Directors.

Article 17 (Deemed Provision to Shareholders of Reference Documents for General Meeting of Shareholders, etc. through Internet Disclosure)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of accounts to have been provided to the shareholders by disclosing such information through the Internet pursuant to the Ministry Ordinance of the Ministry of Justice.

Article 18 (Method of Resolution)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders who are present at the meeting and entitled to exercise their voting rights.
2. Resolutions of general meeting of shareholders set forth in Article 309, Paragraph 2 of the Companies Act shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are present at the meeting and entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 19 (Voting by Proxy)

1. A shareholder may exercise his or her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his or her voting rights.
2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each general meeting of shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 20 (Number of Directors)

The number of directors of the Company shall be no more than fifteen (15).

Article 21 (Election of Directors)

1. Directors shall be elected at a general meeting of shareholders.
2. A resolution to elect directors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.
3. Cumulative voting shall not be used for election of directors.

Article 22 (Term of Office of Directors)

The term of office of directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election. The term of office of a director elected to fill a vacancy of another Director or due to an increase in the number of directors shall be the same as the remaining term of the other directors then in office.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect representative director(s).
2. The Board of Directors may by its resolution elect several directors with titles.

Article 24 (Convocation Notice for the Meeting of the Board of Directors)

1. The convocation notice for the meeting of the Board of Directors shall be dispatched to each director and auditor at least five (5) days prior to the date of the meeting; provided that such period may be shortened in the case of urgency.
2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the directors and auditors is obtained.

Article 25 (Resolutions of the Board of Directors)

Resolutions of the Board of Directors shall be adopted by a majority vote of the directors who are present at the meeting at which a majority of directors are present.

Article 26 (Omission of Resolutions of the Board of Directors)

When the requirements set forth in Article 370 of the Companies Act are satisfied, the Company shall deem that approval of the Board of Directors has been obtained.

Article 27 (Regulations of the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and regulations or the Articles of Incorporation.

Article 28 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by directors from the Company as compensation for undertaking their functions (collectively "Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 29 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its directors (including persons who have previously served as the Company's director) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.
2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside directors to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER V. AUDITORS AND THE BOARD OF AUDITORS

Article 30 (Number of Auditors)

The number of auditors of the Company shall be no more than six (6).

Article 31 (Election of Auditors)

1. Auditors shall be elected at a general meeting of shareholders.
2. A resolution to elect auditors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.

Article 32 (Term of Office of Auditors)

1. The term of office of auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after election.
2. The term of office of an auditor elected to fill a vacancy of another auditor, who has retired before the expiration of such auditor's term of office, shall be until the expiration of the term of office of such predecessor.

Article 33 (Standing Auditor(s))

The Board of Auditors shall by its resolution elect standing auditor(s).

Article 34 (Convocation Notice for the Meeting of the Board of Auditors)

1. The convocation notice for the meeting of the Board of Auditors shall be dispatched to each auditor at least five (5) days prior to the date of the meeting; provided, that such period may be shortened in the case of urgency.
2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the auditors is obtained.

Article 35 (Resolutions of the Board of Auditors)

Resolutions of the Board of Auditors shall, unless otherwise provided for by laws and regulations, be adopted by a majority vote of the auditors.

Article 36 (Regulations of the Board of Auditors)

Matters concerning the Board of Auditors shall be governed by the Regulations of the Board of Auditors to be prescribed by the Board of Auditors in addition to laws and regulations or the Articles of Incorporation.

Article 37 (Remuneration, etc. of Auditors)

Remuneration, etc. of auditors shall be determined at a general meeting of shareholders.

Article 38 (Exemption of Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its auditors (including persons who have previously served as the Company's auditor) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.
2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside auditors to limit their liabilities set forth in Article 423,

Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VI. ACCOUNTING AUDITOR

Article 39 (Election of Accounting Auditor)

The accounting auditor shall be elected at a general meeting of shareholders.

Article 40 (Term of Office of Accounting Auditor)

1. The term of office of the accounting auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election.
2. Unless otherwise resolved at an ordinary general meeting of shareholders, the accounting auditor shall be deemed to have been reelected at such ordinary general meeting of shareholders.

Article 41 (Remuneration, etc. of Accounting Auditor)

Remuneration, etc. of the accounting auditor shall be determined by the Representative Directors upon consent of the Board of Auditors.

Article 42 (Exemption of Accounting Auditor's Liabilities)

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its accounting auditor to limit its liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 43 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 44 (Organ to Determine Distribution of Retained Earnings, etc.)

1. Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution and without a resolution of the general meeting of shareholders, determine matters, such as the distribution of surplus, which are provided in each item of Article 459, Paragraph 1 of the Companies Act.
2. Notwithstanding the provisions of the preceding paragraph, the Company may, by resolution of the Board of Directors, distribute interim dividends (distribution of surplus as set forth in Article 454, Paragraph 5 of the Companies Act).

Article 45 (Record Date for Distribution of Surplus)

1. The record date for the distribution of year-end dividend of the Company shall be March 31 of each year.
2. The record date for the distribution of interim dividends of the Company shall be September 30 of each year.
3. In addition to the dividends set forth in the preceding two paragraphs. the Company may set a record date and distribute retained earnings.

Article 46 (Expiration for Dividend Payment)

1. If the cash to be distributed as dividends is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on unpaid dividends.

SUPPLEMENTARY PROVISIONS

1. (First Fiscal Year)

   Notwithstanding the provisions of Article 43 above, the first fiscal year of the Company shall be from the date of incorporation until March 31, 2010.

2. (Remuneration, etc. of Directors and Auditors)

   Notwithstanding the provisions of Articles 28 and 37 above, Remuneration, etc. of directors and auditors of the Company during the period from the date of incorporation until the closing of the first ordinary general meeting of shareholders shall be as follows:

   a. Directors: No more than 1 billion yen per year

   b. Auditors: No more than 300 million yen per year

3. (Deletion of Supplementary Provisions)

   These Supplementary Provisions shall be deleted after the closing of the Company's first ordinary general meeting of shareholders.

(End of Attachment 1)

Amendments to be made to the Articles of Incorporation of MEIJI Holdings Co., Ltd. (the "Company") in the event that the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc. (Law No. 88 of 2004) has not yet been implemented:

(underlined parts are amended)

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
(Addition to Articles of Incorporation set forth in Attachment 1)	Article 8-2 (Issuance of Share Certificates and Non-Issuance of Share Certificates Representing Shares Constituting Less than One Unit of Shares) 1. The Company shall issue share certificates representing shares. 2. Notwithstanding the preceding paragraph, the Company shall not issue share certificates representing shares constituting less than one unit; provided that the foregoing shall not apply to the provisions of the Share Handling Regulations.
Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) omitted)	Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company (including beneficial shareholders, the same shall apply hereinafter) may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) same as Attachment 1)
Article 11 (Share Registration Agent) 1. (Omitted) 2. (Omitted) 3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.	Article 11 (Share Registration Agent) 1. (Same as Attachment 1) 2. (Same as Attachment 1) 3. Preparation and maintenance of, and other matters concerning the shareholders' register (including the beneficial shareholders' register, the same shall apply hereinafter), the register of lost share certificates and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.
Article 12 (Share Handling Regulations) Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the	Article 12 (Share Handling Regulations) Matters related to the classes of share certificates issued by the Company and the listing and recording in the register of shareholders, the register of lost share certificates and the register for stock acquisition rights, purchase (*kaitori*) and

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

(End of Attachment 2)

3. Matters Concerning the Applicability of the Stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act

(1) The Company and Meiji Seika determined the share transfer ratio (the "Share Transfer Ratio") for common stock of MEIJI Holdings to be delivered to the respective shareholders of the Company and Meiji Seika, which will become wholly-owned subsidiaries of MEIJI Holdings upon incorporation of MEIJI Holdings through the Share Transfer.

a. The Share Transfer Ratio is as follows:

Company name	Meiji Dairies	Meiji Seika
Share Transfer Ratio	1.17	1

(Note 1) 0.117 shares of common stock of MEIJI Holdings will be allocated and delivered per share of common stock of the Company, and 0.1 shares of common stock of MEIJI Holdings will be allocated and delivered per share of common stock of Meiji Seika. If the number of MEIJI Holdings shares to be delivered to a shareholder of the Company or Meiji Seika through the Share Transfer includes a fraction of a share, MEIJI Holdings will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, pay the relevant shareholder a cash amount corresponding to the value of such fractional share.

The above Share Transfer Ratio is subject to change, upon mutual consultation between the two companies, in the event that a material change in the financial or management condition of either the Company or Meiji Seika or certain other events occur.

One unit of shares of MEIJI Holdings shall consist of 100 shares.

(Note 2) Number of Newly Issued MEIJI Holdings Shares to be Delivered through the Share Transfer (Scheduled)

76,345,254 shares of common stock

The number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer has been calculated based on the total number of issued and outstanding shares of the Company (329,648,786 shares) and those of Meiji Seika (385,535,116 shares) as of March 31, 2008; provided, however, that the Company and Meiji Seika plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of Share Transfer. Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (the Company: 1,130,509 shares; Meiji Seika: 6,448,955 shares) have not been included in calculating the above number.

Because the Company and Meiji Seika plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change.

b. The basis of calculation of the Share Transfer Ratio is as follows:

(i) Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, the Company and Meiji Seika requested PwC Advisory Co., Ltd. ("PwC") and Ernst & Young Transaction Advisory Services Co., Ltd. ("Ernst & Young"), respectively, to conduct a calculation of the Share Transfer Ratio, and each of the Company and Meiji Seika obtained share transfer ratio calculation reports prepared by PwC and Ernst & Young, respectively.

In order to conduct a comprehensive analysis of the market prices of the stock and the future earning capabilities, among other factors, of the Company and Meiji Seika, after analyzing the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, PwC primarily used the market price analysis and the DCF analysis with respect to both companies. PwC also conducted a comparable companies analysis, among others, for reference purposes only.

The results derived from each of the principal methods of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Seika shares of common stock as against one share of the Company common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.15 ~1.21
②	DCF analysis	1: 1.11 ~1.22

When conducting the market price analysis of the Company and Meiji Seika, PwC employed a valuation date of September 10, 2008 and, after considering recent stock market transactions conducted with respect to the stock of both companies, PwC conducted its analyses using the average closing prices of the stock and the weighted average price per share during the periods (i) one (1) month immediately preceding such valuation date, (ii) three (3) months immediately preceding such valuation date, and (iii) six (6) months immediately preceding such valuation date.

PwC, when submitting their share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 1") and conducting the analysis upon which such report was based primarily relied upon information furnished by the Company and Meiji Seika and information that was publicly available in their original form. In using such information and materials, PwC assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. PwC did not independently value, appraise or assess the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of both companies and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment. In addition, PwC assumed that the information used to develop the financial forecasts of both companies was reasonably prepared based on the best estimates of and judgment by the management of both companies. PwC's Share Transfer Ratio Calculation Report 1 reflects information which was current as of September 10, 2008.

After analyzing the financial information of both the Company and Meiji Seika and the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, Ernst & Young conducted the calculation, settling on the market price analysis as the primary basis of calculation. Furthermore, in order to conduct a more comprehensive analysis, Ernst & Young employed the discounted cash flow analysis ("DCF analysis") and the comparable companies analysis to ascertain the appropriateness of the share price range resulting from the market price analysis.

The results derived from each method of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Seika shares of common stock as against one share of the Company common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.04 ~ 1.26
②	DCF analysis	1: 0.96 ~ 1.23

③	Comparable companies analysis	1: 1.03 ~ 1.55

When conducting the calculation of the Company and Meiji Seika in accordance with the market price analysis, Ernst & Young employed a valuation date of September 10, 2008, and analyzed the closing prices of the stock of both companies during the periods (i) from May 16, 2008, the business day immediately following the announcement of the respective financial results of the Company and Meiji Seika for the year ended March 31, 2008 to the valuation date, (ii) one (1) month immediately preceding such record date, and (iii) three (3) months immediately preceding the valuation date. Ernst & Young also analyzed the correlation between the closing stock prices of both companies.

The profit projections of the Company and Meiji Seika, which formed the basis of the verification of the appropriateness of the stock price levels derived from the market price analysis in accordance with the DCF analysis, were based on projections which were reasonably prepared pursuant to the best forecasts and judgments currently available to the respective managements of both companies.

Ernst & Young, when submitting their share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 2") and conducting the analysis upon which such report was based, primarily used information furnished by the Company and Meiji Seika and information that was publicly available in their original form. In using such information, Ernst & Young assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. Ernst & Young's Share Transfer Ratio Calculation Report 2 reflects information which was current as of September 10, 2008.

(ii) Background of Calculation

As described above, the Company and Meiji Seika requested PwC and Ernst & Young, respectively, to conduct a calculation of the Share Transfer Ratio and with reference to the results of such third party appraisers' calculations, comprehensively considered such factors as the financial and asset conditions of each company and their future forecasts. As a result of numerous and thorough discussions with respect to the Share Transfer Ratio between the two companies, the Company and Meiji Seika reached the conclusion and agreed that the Share Transfer Ratio set forth above is appropriate.

The Company received an opinion dated September 11, 2008 from PwC to the effect that, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate, from a financial perspective, for the Company shareholders. Meiji Seika received an opinion dated September 11, 2008 from Ernst & Young to the effect that in their impartial judgment as a corporate valuation specialist, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate for Meiji Seika shareholders.

c. Relationship with the Appraisers

Neither PwC nor Ernst & Young, the appraisers, is a related party of either the Company or Meiji Seika.

(2) The Company and Meiji Seika determined the amount of paid-in capital and reserves at the time of establishment of MEIJI Holdings, as follows:

① Amount of Paid-in Capital: 30 billion yen

② Amount of Capital Reserve: 7.5 billion yen

③ Amount of Earned Reserve: 0 yen

The Company and Meiji Seika determined the amount of paid-in capital and reserves of MEIJI Holdings within the scope of Article 83 of the Company Calculation Rules, after discussing and considering the matter, with the goal of ensuring the soundness of MEIJI Holdings' paid-in capital and flexibility of capital policy, among other factors.

4. Matters with Respect to Meiji Seika

(1) Meiji Seika's financial statements and other information for the most recent fiscal year (ended March 2008)

The financial statements and other information of Meiji Seika for the most recent fiscal year (ended March 2008) are described in the "Matters with respect to Meiji Seika" in the "Exhibit to the 1st Agenda" of the "Reference Materials for the Extraordinary Meeting of Shareholders".

(2) Matters which occurred after the last day of the most recent fiscal year which have material impact on Meiji Seika's assets

N/A

5. Matters which Occurred after the Last Day of the Most Recent Fiscal Year which have Material Impact on the Company's Assets

N/A

6. Information on Directors of MEIJI Holdings

Directors of MEIJI Holdings will be as follows:

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Seika Owned (3) Number of Shares of MEIJI Holdings to be Allocated
Naotada Sato (March 25, 1940)	Apr. 1964	Joined Meiji Seika	(1) 0 shares (2) 108,018 shares (3) 10,801 shares
	Jun. 1995	Director	
	Jun. 1999	Managing Director	
	Jun. 2001	Director and Executive Vice President	
	Jun. 2003	President and Director (current)	
	(Representative Director of Meiji Seika) (Chairman of Chocolate & Cocoa Association of Japan) (Chairman of Japan Chocolate Fair Trade Council)		
Shigetaro Asano (September 17, 1943)	Apr. 1966	Joined Meiji Dairies	(1) 124,000 shares (2) 0 shares (3) 14,508 shares
	Jun. 1995	Director, General Manager of Personnel Department	
	Jun. 1999	Senior Managing Director	
	Jun. 2001	Executive Vice President and Representative Director	
	Apr. 2003	President and Representative Director (current)	
	(Chairman of Japan Dairy Industry Association)		
Akio Takahashi (July 27, 1941)	Apr. 1964	Joined Meiji Seika	(1) 0 shares (2) 52,823 shares
	Jun. 1999	Director	

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Seika Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	Jun. 2001	Director, Senior Vice President	(3) 5,282 shares
	Jun. 2003	Director, Executive Vice President	
	Jun. 2005	Director, Senior Executive Vice President (current)	
	(Representative Director of Meiji Seika)		
Tsuyoshi Nagata (August 26, 1946)	Apr. 1969	Joined Meiji Dairies	(1) 42,000 shares (2) 0 shares (3) 4,914 shares
	Jun. 2001	Director, General Manager of Administration Department	
	Apr. 2003	Managing Director	
	Jun. 2005	Senior Managing Director (current)	
Kaname Tanaka (November 13, 1944)	Apr. 1968	Joined Meiji Dairies	(1) 47,000 shares (2) 0 shares (3) 5,499 shares
	Jun. 1999	Director, General Manager of Kanto Plant	
	Jun. 2001	Managing Director	
	Apr. 2003	Senior Managing Director (current)	
Masahiko Matsuo (August 7, 1946)	Apr. 1969	Joined Meiji Seika	(1) 0 shares (2) 23,694 shares (3) 2,369 shares
	Jun. 2002	Director, Vice President	
	Jun. 2003	Director, Senior Vice President	
	Jun. 2007	Director, Executive Vice President (current)	
	(Senior Vice President and Representative Director of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd.)		
Harunobu Tsukanishi (February 26, 1946)	Apr. 1968	Joined Meiji Seika	(1) 0 shares (2) 34,218 shares (3) 3,421 shares
	Jun. 2003	Director, Senior Vice President	
	Jun. 2007	Director, Executive Vice President (current)	
	(Chairman and Representative Director of Meiji-Four Seas Co., Ltd.) (Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd.)		
Shouichi Ihara (June 22, 1947)	Jul. 1971	Joined Meiji Dairies	(1) 15,000 shares (2) 0 shares (3) 1,755 shares
	Jun. 2003	Director, General Manager of Kansai Main Branch	
	Apr. 2005	Director, General Manager of City Milk Consolidated Marketing Division	
	Jun. 2005	Managing Director, General Manager of City Milk Consolidated Marketing Division	
	Apr. 2007	Senior Managing Director (current)	
Hidetoshi Yajima	Dec. 1959	Joined Nihon Aeroplane Manufacturing Company	(1) 0 shares (2) 8,022 shares

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Seika Owned (3) Number of Shares of MEIJI Holdings to be Allocated
(January 25, 1935)	Jun. 1977	Joined Shimadzu Corporation ("Shimadzu")	(3) 802 shares
	Jun. 1990	Director of Shimadzu	
	Jun. 1994	Managing Director of Shimadzu	
	Jun. 1996	Senior Managing Director of Shimadzu	
	Jun. 1998	President and Representative Director of Shimadzu	
	Jun. 2003	Chairman and Representative Director of Shimadzu (current)	
	Jun. 2006	Outside Director of Meiji Seika (current)	
Youko Sanuki (April 3, 1949)	Apr. 1979	Joined the Legal Research and Training Institute of Japan	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 1981	Registered as attorney at law (Daini Tokyo Bar Association) Commenced legal services (current)	
	Jun. 2007	Outside Auditor of Meiji Dairies (current)	

(Notes)

1. There is no transactional relationship between the Company or Meiji Seika and Shimadzu.

2. Mr. Hidetoshi Yajima and Ms. Youko Sanuki are candidates for outside directors defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of Companies Act.

3. In order to receive advice from Mr. Hidetoshi Yajima on the management of MEIJI Holdings from a broad perspective on the basis of his considerable experience and knowledge in management, the Company requests that you elect Mr. Yajima as an outside director.

4. Ms. Youko Sanuki has considerable experience and knowledge as an attorney. Accordingly, in order to receive sophisticated advice on the management of MEIJI Holdings from a specialist's perspective, the Company requests that you elect Ms. Sanuki as an outside director. Although Ms. Sanuki has not previously been involved in corporate management by means other than as an outside director or outside auditor, because she has sophisticated and special knowledge regarding corporate legal affairs, the Company believes that Ms. Sanuki is capable of adequately performing her duties as an outside director. Ms. Sanuki's term of office as an outside auditor of the Company will be approximately one year and five months at the closing of the extraordinary meeting of shareholders.

5. Shimadzu, a company for which Mr. Hidetoshi Yajima serves as Chairman and Representative Director, received a cease and desist order (*haijyo sochi meirei*) and an order for payment of administrative surcharge (*kachoukin noufu meirei*) from the Japan Fair Trade Commission on March 31, 2008 with respect to its bid for medical equipment.

6. MEIJI Holdings plans to enter into contracts with Mr. Hidetoshi Yajima and Ms. Youko Sanuki, its outside directors, to limit their liabilities set forth in Article 423,

Paragraph 1 of the Companies Act. The maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

7. Ms. Youko Sanuki is scheduled to resign from her position as an auditor (outside) of the Company as of March 31, 2009.

8. Mr. Tsuyoshi Nagata is currently responsible for Internal Audit, Public Relations, Customer Relations, Administration, Accounting, General Affairs, Information Systems, and Affiliated Companies Administration of the Company.

9. Mr. Kaname Tanaka is currently responsible for Environmental Relations, Quality Assurance, Production, Production Technology, Engineering Technology, Raw Milk, Purchasing, R&D Planning Division, Product Development and Distribution Management of the Company.

10. Mr. Shouichi Ihara is currently responsible for Retail Marketing, City Milk Consolidated Marketing Division, Nutritionals Consolidated Marketing Division, Processed Foods & Foodservice Consolidated Marketing Division, and Corporation Communication of the Company.

7. Information on Auditors of MEIJI Holdings

Auditors of MEIJI Holdings will be as follows:

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Seika Owned (3) Number of Shares of MEIJI Holdings to be Allocated
Kouichirou Kawashima (August 1, 1946)	Apr. 1969	Joined Meiji Dairies	(1) 21,560 shares (2) 0 shares (3) 2,522 shares
	Apr. 2003	Affiliated Companies Administration Department (dispatched to Tokyo Meihan Co., Ltd.)	
	Jun. 2004	Affiliated Companies Administration Department (dispatched to Fresh Network Systems Co., Ltd. and Tokyo Meihan Co., Ltd.)	
	Jun. 2005	Director of Meiji Dairies (President and Representative Director of Fresh Network Systems Co., Ltd.)	
	Apr. 2007	Director of Meiji Dairies	
	Jun. 2007	Auditor of Meiji Dairies (current)	
Chikao Morishima (July 3, 1947)	Apr. 1970	Joined Meiji Trading Co., Ltd	(1) 0 shares (2) 8,483 shares (3) 848 shares
	Jan. 2002	Director of Chubu General Branch of Meiji Seika	
	May 2004	Director of Auditing Office	
	Jul. 2006	Director of Auditing Department	
	Jun. 2007	Auditor of Meiji Seika (current)	
Shoji Miyamoto (January 22, 1949)	Jul. 1971	Joined the Ministry of Agriculture and Forestry	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 2000	Resigned from the Ministry of Agriculture, Forestry and Fisheries	

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Seika Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	May 2000	Executive Director of Association of Compensation Fund for Consigned Liabilities in Commodity Futures, Inc.	
	Jun. 2004	Vice President of the Association	
	Apr. 2005	Vice President of National Futures Protection Fund	
	Jun. 2008	Outside Auditor of Meiji Dairies (current)	
Kenichi Yamaguchi (September 30, 1955)	Apr. 1980	Joined the Legal Training and Research Institute of Japan	(1) 0 shares (2) 1,483 shares (3) 148 shares
	Apr. 1982	Registered as attorney at law Commenced legal services (current)	
	Apr. 2001	Vice Presidnt of Daini Tokyo Bar Association	
	Apr. 2003	Executive Governor of Japan Federation of Bar Associations	
	Jun. 2007	Auditor of Meiji Seika (current)	

(Notes) 1. Meiji Trading Co., Ltd merged with and into Meiji Seika as of April 1, 1972.

2. Messrs. Shoji Miyamoto and Kenichi Yamaguchi are candidates for outside auditors defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of Companies Act.

3. In order to have Mr. Shoji Miyamoto audit the management of MEIJI Holdings from a broad perspective on the basis of his familiarity with, and considerable knowledge and experience with respect to, the dairy and milk industries , the Company requests that you elect Mr. Miyamoto as an outside auditor. Although Mr. Miyamoto has not previously been involved in corporate management by means other than as an outside director or outside auditor, because of his considerable experience in government agencies and various entities, among others, the Company believes that Mr. Miyamoto is capable of adequately performing his duties as an outside auditor. Mr. Miyamoto's term of office as an outside auditor of the Company will be approximately five months at the closing of the extraordinary meeting of shareholders.

4. In order to have Mr. Kenichi Yamaguchi audit the management of MEIJI Holdings mainly from a compliance perspective on the basis of his considerable experience and knowledge as an attorney, the Company requests that you elect Mr. Yamaguchi as an outside auditor. Although Mr. Yamaguchi has not previously been involved in corporate management by means other than as an outside director or outside auditor, because he has sophisticated and special knowledge regarding corporate legal affairs, the Company believes that Mr. Yamaguchi is capable of adequately performing his duties as an outside auditor.

5. MEIJI Holdings plans to enter into contracts with Messrs. Shoji Miyamoto and Kenichi Yamaguchi, its outside auditors, to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

6. Mr. Kouichirou Kawashima is scheduled to resign from his position as an auditor of the Company as of March 31, 2009. Mr. Kawashima's term of office as an auditor of the Company will be approximately one year and five months at the closing of the extraordinary meeting of shareholders.

8. Information on Accounting Auditor of MEIJI Holdings

The Accounting Auditor of MEIJI Holdings will be as follows:

Name	The Fuji Accounting Office
Address of Head Office	Shin Tokyo Building, 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
History	January 6, 1970 Incorporated the Fuji Accounting Office
Outlines (as of September 30, 2008)	Certified public accountants: 18 Other persons who engage in auditing activities: 1 Other personnel: 3

9. Matters with Respect to the Resolution of the Agenda

This 1st Agenda shall become effective subject to the approval of the general meetings of shareholders of the Company and Meiji Seika as stipulated in Article 7 of the Share Transfer Plan.

If the Share Transfer Plan becomes invalid, or the Share Transfer Plan has been cancelled due to reasons set forth in Articles 11 and 12 of the Share Transfer Plan, the resolution of this 1st Agenda shall become void.

2nd Agenda: Partial Amendments to the Articles of Incorporation

The Company requests your approval to amend the Articles of Incorporation as described below.

1. **Reason for Amendments**

Once the 1st Agenda (Establishment of a Parent Company through Share Transfer) is approved and MEIJI Holdings is established on April 1, 2009 through the Share Transfer, the sole shareholder of the Company will become MEIJI Holdings. Accordingly, the provision pertaining to the record date for the ordinary general meeting of shareholders will become unnecessary.

Accordingly, the Company will abolish the system by which record dates are set for ordinary general meetings of shareholders, and, in addition to deleting Article 14 (Record Date) of the current Articles of Incorporation, Article 15 and each subsequent paragraph of the current Articles of Incorporation will be renumbered accordingly.

The amendments to the Articles of Incorporation will become effective on March 31, 2009, subject to (i) the 1st Agenda (Establishment of a Parent Company through Share Transfer) being approved, (ii) the Share Transfer Plan, to be approved in the 1st Agenda, remaining effective until the day preceding March 31, 2009, and (iii) the Share Transfer to be implemented through the Share Transfer Plan not having been cancelled.

2. **Details of Amendments**

(Amendments as underlined)

Current Articles of Incorporation	Proposed amendments
Article 14 (Record Date) The Company shall deem the shareholders who hold voting rights and are listed or recorded on the final shareholders' register as of March 31 each year as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for that fiscal year. Notwithstanding the previous paragraph, the Company may, whenever necessary, pursuant to a resolution of the Board of Directors and upon giving prior public notice, deem the shareholders or registered pledgees who are listed or recorded on the final shareholders' register as of a certain date to be determined by the Company as those shareholders or registered pledgees who are entitled to exercise their rights at the ordinary general meeting of shareholders of that fiscal year.	(Deleted)
Article 15 ~ Article 38 (Omitted)	Article 14 ~ Article 37 (Same as the current version)

(For your reference)
Dividends from retained earnings of the Company (year-end dividend) for the fiscal year ending March 31, 2009 (from April 1, 2008 to March 31, 2009), shall, in accordance with Article 36

(Year-end Dividend) of the Articles of Incorporation of the Company, be paid pursuant to a resolution of the ordinary general meeting of shareholders scheduled to be held in late June 2009 to those shareholders or registered pledgees whose names are listed or recorded on the final shareholders' register (including beneficial shareholders' registers, if any) as of March 31, 2009.

From the perspective of preserving the interests of the Company's shareholders, the agenda pertaining to this dividend will be proposed and approved in accordance with existing standards.

End of Document

Annexes to the Convocation Notice of Meiji Dairies Corporation

Annex 1

Business Report of Meiji Seika Kaisha Ltd. for the fiscal year ended March 31, 2008.

Annex 2

Consolidated Financial Data for Meiji Seika Kaisha Ltd. extracted from its 130th Annual Securities Report.

BUSINESS REPORT OF MEIJI SEIKA KAISHA, LTD.

(April 1, 2007 through March 31, 2008)

1. Current Status of the Corporate Group's Operations

(1) Progress and Results of Operations

During the fiscal year ended March 31, 2008, the outlook for the Japanese economy remained uncertain as the subprime loan crisis caused the U.S. economy to weaken, prices of crude oil and other resources increased rapidly, and the yen strengthened.

In particular, the increase in the cost of raw materials, which far surpassed expectations, had a severe impact on the earnings of companies in the food industry and other industries. Due to the magnitude of this impact, companies were unable to offset the higher cost of raw materials by raising production efficiency, cutting expenses and taking other actions.

To overcome these challenges, the Meiji Seika Group focused its resources on achieving the goals of "DASH!08", a three-year medium-term business plan ending March 31, 2009. Group companies developed new products in its confectionery products business, implemented marketing activities to promote existing brands, made substantial strategic investments in the key growth fields of Healthcare, Generic Drugs and Overseas Operations, and took many other actions.

Due to these activities, consolidated net sales increased 2.8% year-on-year to an all-time high of 404,711 million yen. Net income increased 13.9% year-on-year to 6,240 million yen.

The outline of each business of the Meiji Seika Group is as follows:

<Food & Healthcare Business>

Market conditions for the Food & Healthcare Business were extremely difficult because of the much higher cost of raw materials, fierce competition and other factors. Furthermore, as a food company, Meiji Seika Kaisha, Ltd. (the "Company" or "Meiji Seika") is subject to consumer demands to make its quality management systems even more rigorous due to the recent increase in concerns involving the safety and quality assurances of food products.

In this environment, the Meiji Seika Group took many actions aimed at increasing sales. Actions included developing new and highly distinctive products, executing product category and brand strategies from a customer-oriented standpoint, and strengthening overseas operations. In addition, for some products, Group companies started revising prices and the volume of merchandise per package in February 2008.

Due to these factors, consolidated net sales in the Food & Healthcare Business increased 2.5% year-on-year to 288,386 million yen. Sales and earnings include the operations of two subsidiaries, Meiji Seika (Shanghai) Co., Ltd. and Meiji Seika Food Industry (Shanghai) Co., Ltd., which were newly consolidated during the fiscal year ended March 31, 2008.

In the confectionery business, sales climbed to another record high due to growth in sales of chocolate, even though total sales in the chocolate market were lower than in the previous fiscal year, and due to strong sales of chewing gum and candy products. In the chocolate category, sales of the flagship "*Milk Chocolate*" increased because of extensive actions to maximize exposure in stores. There was also a large increase in sales of "*Almond Chocolate*", "*Macadamia Chocolate*" and other chocolates with nuts because of substantial investments in marketing activities. In addition, "*Hokkaido Choco Potato*", a new type of chocolate snack, made a big contribution to sales growth. This product won an "Outstanding Hit Award" from a food industry publication. Although sales of "*Chocolate Kouka*" declined, the Company continued to work on expanding the market for chocolate products for adults by supplying a variety of products that match customers' needs, including introducing a new lineup of premium and flavorful chocolate products such as "*Rich Strawberry Chocolate*". In the chewing gum category, "*XYLISH*" sales were strong due to the complete update of this product line on the 10th anniversary of its introduction, in addition to TV commercials featuring actor Takuya Kimura. In the candy category, there was a big increase in sales of "*Kaju Gummy*" as more versions of this product were introduced. The introduction of "*KAON*", a new type of crystal gummy product, also contributed to sales growth. In the snack category, sales of "*Karl*" products were about the same as the prior year. In the biscuit category, additions to the line of "*McVities*" products raised sales.

In the Healthcare business, sales were higher because of actions aimed at increasing the value of brands. Initiatives included aggressive marketing activities, increasing the exposure of products in stores and supplying information about products to customers. In the health and beauty care products category, fierce competition caused sales of "*Amino Collagen*" to decline. Sales of "*SAVAS*" beverages were much higher because of the launch of the "*SAVAS Aqua Protein*" series of beverages than can be consumed like a sports drink. Greater public awareness of this brand, due to a partnership agreement between the Company and the Urawa Red Diamonds, a professional soccer team, also contributed to growth in the market shares of "*SAVAS*". In the food category, sales of "*Ginza Curry*" increased due to the successful launch in 2007 of "*Ginza Chicken Curry*". In addition, sales of the core product "*Milk Cocoa*" were about the same as one year earlier. However total sales of cocoa products were lower because of weak market conditions.

In the over-the-counter (OTC) drug category, sales of "*Isodine Gargle*", a major component of this category, were higher as Japan's influenza season started earlier than usual and the product was backed by a large number of TV commercials using "virus killer" as a key word during the peak demand season. Meiji Sports Plaza, Ltd., a consolidated subsidiary in Japan, worked on enlarging its scale of operations by increasing the number of contracts to operate public sector sports facilities and taking other actions.

In the Overseas business, exports were higher as exports to the United States and the Philippines increased and heightened activities to sell products at convenience stores contributed to growth in exports to Asia. Imports were about the same as one year earlier as higher sales of the key "*Snyder's*" and "*Bruyerre*" products offset a downturn in imports of chocolate with high cacao content.

In the United States, D.F. Stauffer Biscuit Co., Inc. ("Stauffer") posted lower sales as a decline in original equipment manufacturing (OEM) sales exceeded the growth in sales to Wal-Mart, a primary buyer of Stauffer's products. Sales were higher at Meiji Seika (Singapore) Pte. Ltd. Growth was due to the popularity of the core "*Hello Panda*" and "*YAN YAN*" products in Singapore and neighboring countries as well as to the launch of "*DIPPY*", a new product exported to Japan. At Meiji Seika (Shanghai) Co., Ltd., sales were much higher because of aggressive sales activities that included the introduction of new products and extension of sales to more areas of China.

In the institutional foods products business, there was a large increase in sales of confectionery ingredients (chocolate and cocoa products), which was attributable to many ideas for products for operators of restaurant chains, convenience stores and theme parks, and to the addition of products from overseas suppliers. In the food category, sales remained favorable due to aggressive sales activities for agricultural products, canned goods and frozen fruit and juice. Meiji Food Materia Co., Ltd., a consolidated subsidiary in Japan, achieved sales growth as sales in the core sugar business were flat but sales in the corn sweeteners business increased.

<Pharmaceutical Business>

In the operating environment for the Pharmaceutical Business, a major transformation is taking place in the ethical drug sector. The primary causes are reforms to Japan's healthcare system, including measures to hold down healthcare expenses and promote the use of generic drugs, growth in the market share of foreign drug makers, and numerous large-scale mergers and acquisitions. There is also increasing competition in the markets for agricultural chemicals and veterinary drugs. In addition, government restrictions and regulations are becoming even tighter in Japan, including the adoption of the Positive List System for agricultural chemical residues in food.

In this operating environment, the Meiji Seika Group continues to make progress in disseminating academic information and conducting high-profile sales activities, mainly for core products, in the ethical drug, agricultural chemical and veterinary drug categories. At the same time, the Group is taking constant actions to reduce costs in order to improve its profit structure. Due to these activities, sales in the Pharmaceutical Business increased 3.3% year-on-year to 113,260 million yen.

In the ethical drug category there was a big increase in sales of "*MEIACT*", an anti-infective drug, resulting from aggressive sales activities targeting key customers where the Company has a competitive edge. Sales were also higher for the anti-depressant "*DEPROMEL*", the anti-anxiety drug "*MEILAX*", and the anti-allergy drug "*EBASTEL*". In addition, the Company continued to form alliances with other companies to offer more competitive products and increase sales. In October 2007, the Company and Fujirebio Inc. began joint sales of "*ESPLINE Influenza A&B-N*", a rapid detection kit for influenza. The same month, the Company and Banyu Pharmaceutical Co., Ltd. started joint sales promotions for "*SINGULAIR*", a drug for the treatment of asthma or nasal inflammation caused by allergies.

In the generic drug category, which is a priority area for expansion in the "DASH!08" medium-term business plan, sales were up significantly because of strong sales of "*VANCOMYCIN MEEK*", an antibacterial drug, and five products introduced in July 2007, including the antipsychotic agent "*RISPERIDONE MEEK*". Regarding product development, the Company and Nippon Organon Co., Ltd., the company that introduced "*Org3770*" to the Japanese market, jointly applied for manufacturing and sales licenses in July 2007. In November 2007, the Company also applied for the license for "*ME 1211*", the world's first oral carbapenem, anti-bacterial agent, originated by Wyeth K.K.

At Kitasato Pharmaceutical Industry Co., Ltd., a consolidated subsidiary in Japan, sales continued to grow due to extensive sales activities for its core influenza vaccine and to higher sales of the measles vaccine because of an outbreak of this disease in Japan.

In agricultural chemicals, sales were about the same as one year earlier mainly because of a solid performance by our primary product "*ORYZEMATE*", a fungicide that protects rice against blast. There was strong growth in the sales of veterinary drugs. Sales of livestock drugs and drugs for marine products were both up sharply, and there was an increase in sales of "*PANAMECTIN CHEWABLE P*", an anti-parasitic agent for dogs.

In the overseas business, "*MEIACT*" is positioned as the key global strategic product. Meiji Seika companies worldwide worked on increasing sales of this drug, including P.T. Meiji Indonesian Pharmaceutical Industries and Thai Meiji Pharmaceutical Co., Ltd. in Southeast Asia and Tedec-Meiji Farma S.A., a company based in Spain that covers Europe and the United States. In addition, sales of the anti-bacterial agents, "*MIOCAMYCIN*" and "*MEISERIN*", were up significantly in China. As a result, overseas pharmaceutical sales posted strong growth.

<Office Building Leasing & Others Business>

In the metropolitan area, there is still a solid demand for space in large office buildings. This demand is causing the ongoing upturn in lease rates to spread from urban areas to neighboring cities as well. At the Solid Square office building, the primary property in this segment, the occupancy rate improved and progress continues in raising lease rates. In addition, stable performance continued at other buildings.

As a result, net sales in the Office Building Leasing & Others Company increased 5.2% year-on-year to 3,064 million yen.

(2) Issues to be Addressed

In Fiscal Year 2008 (the fiscal year ending March 31, 2009), the Meiji Seika Group focused on achieving the goals of "DASH!08", a three-year medium-term business plan ending March 31, 2009. In fiscal 2007, results were unfavorable from a profit perspective as a result of the increase in the cost of raw materials, which far surpassed expectations. However, the Meiji Seika Group achieved an all-time high in consolidated net sales of 404.7 billion yen, which indicated that progress was made in fiscal 2007, as the second year of the three-year medium-term business plan. The operating environment of the Meiji Seika Group is expected to continue to present significant challenges going forward, due to factors such as increases in the cost of raw materials and tighter medical expenditure restraints, such as national health insurance drug price revisions. In order to address these challenges, the Meiji Seika Group will continue to work towards the realization of further business development by pursuing growth and profit in more concentrated efforts than before through further promotion of efforts towards increasing earnings, such as improving transactions and reforming the profit structure, including implementing price revisions.

In the confectionery business, the Meiji Seika Group will focus on the expansion of market shares for three major product lines: chocolates, chewing gum and candies. In the chocolate category, the Meiji Seika Group will further strengthen long selling brands and aggressively promote product development aimed at creating new demand. In the chewing gum category, the Meiji Seika Group will focus on increasing market shares, through innovative product development, focusing particularly on the core product "*XYLISH*" and advertising strategies to increase customers' awareness of the Meiji Seika Group's products. In the candy category, the Meiji Seika Group will secure market share through merchandise lineups, centered around the developing gummy products. In addition to realizing low-cost production and the provision of fresh products through the introduction of the Meiji Production System (MPS) in the Group's production plants and affiliated companies, the Meiji Seika Group will focus on producing safe and reliable high-quality products. Moreover, the Meiji Seika Group will enhance the confectionery business through efforts in new business areas, such as focusing on store sales and e-commerce sales utilizing the "100% Chocolate Cafe." brand, a chocolate shop directly operated by the Meiji Seika Group.

In the healthcare business, in order to establish a strong position amidst growth in the related markets, the Meiji Seika Group will focus on developing unique products and enhancing core brands, thereby continuing to develop a unique business model which capitalizes on the strengths of the food and healthcare-related businesses. The Meiji Seika Group will also work towards maximizing the synergies to be gained from its capital and business alliance with Pokka Corporation, which was formed for the purpose of becoming more competitive in the beverages business, with a focus on highly functional products which meet individual tastes. With respect to the e-commerce business, the Meiji Seika Group will focus on differentiating itself from other companies through continued development of original products and implementing a new health solutions business. Meiji Sports Plaza, Ltd., which is currently developing the Group's sports club business, will continue to develop its supplement members system aimed at "the integration of exercise and nutrition" and work towards further permeating the market.

With respect to the pharmaceutical business, the Meiji Seika Group will work towards the realization of the "Specialty and Generic Pharmaceuticals" concepts set forth in the "DASH!08" plan by developing strategic sales activities aimed at core customers, in addition to continuing to effect reforms aimed at improving earnings. The Meiji Seika Group will enhance the operating base of the generic pharmaceuticals business, which continues to grow as national health insurance drug price revisions progress. Measures aimed at enhancing this operating base will consist of the increase of unique products tailored to medical needs, the provision of detailed information by utilizing the network of doctors and medical representatives (MRs) established in the new pharmaceuticals business and improvements to cost competitiveness through the use of overseas production bases. Furthermore, with respect to the development of new pharmaceuticals within the Meiji Seika Group, in addition to focusing its research and development efforts on the domain of communicable diseases and continuing to prioritize North American development, the Group will focus on the promotion and enhancement of its research into anti-body drugs. The Meiji Seika Group will also work towards introducing two of its new pharmaceuticals which are currently in the application process - antidepressant medication and oral carbapenem antibacterial pharmaceuticals - into the market as soon as possible.

In the overseas business, sales continue to expand steadily and the operating base continues to strengthen. The Meiji Seika Group will continue to promote business development in both the Food & Healthcare Business and the Pharmaceutical Business in China, Southeast Asia, North America and every other overseas region, and raise the proportion of consolidated net sales accounted for by overseas net sales to 20%.

The Meiji Seika Group is also dedicated to implementing corporate social responsibility (CSR) programs throughout the group in order to continue developing in a manner that is in harmony with society. The Meiji Seika Group focuses its activities on six aspects of CSR: quality assurance, compliance, information, risk management, the environment, and social contributions. It will continue to work toward enhancing the value of the "Meiji" brand and the corporate value of the Meiji Seika Group by managing its operations with fairness and transparency.

(3) Capital expenditures

The Company's capital expenditures, focusing on the renewal and expansion of equipment aiming for the improvement of production capacity and reorganization of distribution structure of the corporate group, amounted to a total of 21,492 million yen.

The principal capital expenditures are as follows:

a. Equipments completed during the fiscal year ended March 31, 2008

- Meiji Seika's Osaka Plant (Building) (newly-built) Completed in Jul. 2007
- Meiji Chewing Gum Co., Ltd. (Factory) (newly-built) Completed in Jul. 2007
- Shikoku Meiji Co., Ltd. (Building) (newly-built) Completed in Dec. 2007

b. Construction ongoing at the end of fiscal year ended March 31, 2008

- Meiji Seika's Kanto Plant (Building) (newly-built) To be completed in Aug. 2008
- Meiji Seika's Kanto MC/MDC (Distribution Facility) (expansion) To be completed in Aug. 2008
- Meiji Seika's Kansai MC/MDC (Distribution Facility) (expansion) To be completed in Aug. 2008

(4) Fund Procurement

During the fiscal year ended March 31, 2008, the Company issued (i) 20 billion yen in face amount of Series 3 unsecured domestic bonds on July 30, 2007 in order to redeem the Series 1 unsecured domestic bonds and (ii) 15 billion yen in face amount of Series 4 unsecured domestic bonds on January 31, 2008 in order to procure operating funds for business expansion.

(5) Financial Condition, Profit and Loss

	146th Term (FY 2004)	147th Term (FY 2005)	148th Term (FY 2006)	149th Term (FY 2007)
Net sales (¥ millions)	364,018	382,429	393,853	404,711

Net income (¥ millions)	(8,240)	8,678	5,480	6,240
Net income per share (¥)	(21.53)	22.41	14.39	16.46
Total assets (¥ millions)	339,848	348,281	351,514	348,609
Net assets (¥ millions)	144,837	157,761	162,763	155,111

(Note) Effective from the 148th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

(6) Significant Parent Companies and Subsidiaries

a. Parent company

There is no parent company of the Company.

b. Significant subsidiaries

Name	Paid-in Capital (¥ millions, unless otherwise quoted)	Meiji Seika's Ownership Interest (%)	Major Businesses
Meiji Food Materia Co., Ltd.	300	94.87	Sale of sugar, glycated cereal flour and functional material
Donan Shokuhin Co., Ltd.	40	100	Manufacture and sale of confectionery and other food products
Zao Shokuhin Kaisha, Ltd.	10	100	Manufacture and sale of confectionery and other food products
Ronde. Corporation	50	100	Manufacture and sale of confectionery and other food products
Meiji Sangyo Co., Ltd.	50	85 (Note 1)	Manufacture and sale of confectionery and other food products
Meiji Chewing Gum Co., Ltd.	75	51	Manufacture and sale of confectionery and other food products
Azteca Co., Ltd.	100	100	Sale of premium confectionery
Okayamaken Shokuhin Co., Ltd.	50	94 (Note 1)	Manufacture and sale of confectionery and other food products
Shikoku Meiji Co., Ltd.	91	98.94	Manufacture and sale of confectionery and other food products
Taiyo Shokuhin Co., Ltd.	80	100	Manufacture and sale of food products
Meiji Sports Plaza, Ltd.	90	100	Management of sports

Name	Paid-in Capital (¥ millions, unless otherwise quoted)	Meiji Seika's Ownership Interest (%)	Major Businesses
			clubs
Kitasato Pharmaceutical Industry Co., Ltd.	30	60	Sale of vaccines for medical and veterinary use
Meiji Seika (Singapore) Pte. Ltd. (Singapore)	S$ 15,000 thousand	100	Manufacture and sale of confectionery and ingredients for confectionery
Cecilia Confectionery Pte. Ltd. (Singapore)	S$ 1,000	— (Note 1)	Manufacture and sale of confectionery
Five Stars Dairy Ingredients Pte. Ltd. (Singapore)	US$ 5,000 thousand	— (Note 2)	Manufacture and sale of modified milk powder
D.F. Stauffer Biscuit Co., Inc. (U.S.A.)	US$ 38,005 thousand	100	Manufacture and sale of confectionery and other food products
Laguna Cookie Co., Inc. (U.S.A.)	US$ 20,729 thousand	— (Note 1)	Manufacture and sale of confectionery and other food products
Meiji Seika (Shanghai) Co., Ltd. (China)	US$ 18,100 thousand	100	Sale of confectionery and other food products
Meiji Seika Food Industry (Shanghai) Co., Ltd. (China)	US$ 30,000 thousand	100	Manufacture and sale of confectionery and other food products
P.T. Meiji Indonesian Pharmaceutical Industries (Indonesia)	Rp. 9,628 million	83.86	Manufacture and sale of pharmaceuticals for medical and veterinary use
Thai Meiji Pharmaceutical Co., Ltd. (Thailand)	Baht. 297 million	93.53 (Note 3)	Manufacture and sale of pharmaceuticals for medical and veterinary use
Tedec-Meiji Farma S.A. (Spain)	€2,028 thousand	20 (Note 4)	Manufacture and sale of pharmaceuticals
Mabo Farma S.A. (Spain)	€300 thousand	— (Note 1)	Sale of pharmaceuticals
Meiji Seika Europe B.V. (Holland)	€25 thousand	100	Financial and investment business

(Notes) 1. Meiji Seika's ownership interest including holdings of its subsidiaries is 100%.
2. Meiji Seika's ownership interest including holdings of its subsidiaries is 51%.
3. Meiji Seika's ownership interest including holdings of its subsidiaries is 94.61%.
4. Meiji Seika's ownership interest including holdings of its subsidiaries is 80%.

c. Progress and Achievement of the Corporate Integration

- Progress of the Corporate Integration

  <u>Change in Significant Subsidiaries</u>

  Effective from the fiscal year ended March 31, 2008, Meiji Seika (Shanghai) Co., Ltd. and Meiji Seika Food Industry (Shanghai) Co., Ltd. became consolidated subsidiaries of the Company. Accordingly, these companies are newly listed as significant subsidiaries.

Meiji Aqa Sports, Ltd., which used to be listed as a significant subsidiary, has been merged with and into Meiji Sports Plaza, Ltd. as of April 1, 2007. Accordingly, it has been excluded from the list of significant subsidiaries.

(Note) Cecilia Confectionery Pte. Ltd., listed above as a significant subsidiary, is scheduled to be dissolved effective September 30, 2008.

Change in Investment by Significant Subsidiaries

N/A

- Achievement of the Corporate Integration

  The number of subsidiaries of the Company as of March 31, 2008 is 31. Of the 31 subsidiaries, there are 24 consolidated subsidiaries which are listed as significant subsidiaries in "b" above. In addition, there are 3 equity-method affiliates.

  For the fiscal year ended March 31, 2008, consolidated net sales was 404.7 billion yen and net income was 6.2 billion yen, respectively.

(7) Principal Areas of Business (as of March 31, 2008)

The principal areas of business and products of the Meiji Seika Group are as follows:

Business (Composition ratio of current sales)		Principal Products
Food & Healthcare (71.3%)	Confectionery	Chocolate (*Milk Chocolate, Chocolate Kouka, Chocolife, Black, Hi-Milk, White, Strawberry, Noir, Melty Kiss, Porte, Almond, Macadamia, Fran, Kinokonoyama, Takenokonosato, Hokkaido Choco Potato, Panky, Galbo, Rega, Chopin, Pucca, Apolo, Marble, ChocoBaby, Petit Assort*, etc.), Gum (*Xylish*, etc.), Candies (*Chelsea, Yogulet, Hi-lemon, Kaju Gummy, KAON, Poifull, Kyun, Pupurun, Mogimogi Fruits, Saikoro Caramel*, etc.), Snacks (*Karl, Karl Stick, Pick Up*, etc.), Biscuits (*McVitie's, Chopin*, etc.)
	Health (including non-prescription drugs)	*Amino Collagen, Savas, Cassis-i, LOLA, Perfect Plus, Protein Diet, Milk Cocoa, Theobro Cocoa, Hi-Lemon Drink, Ginza Curry, Ginza Hayashi, MarugotoYasai, JAL Soup, Oden-no-moto, Mugicha Garmy, Nousan Kanzume*, etc. *Isodin Gargle, Isodin Nodo Fresh, Meiji G Troche, Kazegusuri Helbick S–Karyu, Mini Drinkzai Katsujin 28*, etc.
	Ingredients for business use	Confectionery and food ingredients for business use, sugar, glycated products, etc.
Pharmaceutical (28.0%)	Ethical pharmaceuticals	Antibacterial drug (*Meiact, Hosumisin, Habekacin, Sword, Omegacin*, etc.), Drugs affecting the central nervous system (Antidepressant Drugs *Depromel*, Antianxiety Drug *Meilax*), Other ethical pharmaceuticals (External antiseptic *Isodin*, Curative drug for allergic disease *Ebastel*, Anticancer drug *Terarubisin*, Antivirus chemotherapy drug *Vicclox*, etc.), Vaccine for human body
	Agricultural chemicals,	Agricultural chemicals (*Dr. Oryzae Prince, Orizemate,*

	Animal drugs	*Herbi*, *Agrept*, *Gibberellin*, etc.), veterinary drugs (*Maypole*, *Meirich*, *Astop*, *Mycobuster*, *Poseidon*, *Marinbanteru*, *Panamectin Chewable P*, *WellMate L3*, etc.), Feed additive (*Colistin*, *Cellulase*, etc.)

(8) Principal Sales Offices and Plants (as of March 31, 2008)

a. Principal Sales Offices of Meiji Seika

(Note) Names shown in parentheses are the names of cities or towns where sales offices and other facilities are located.

Head office	4-16, Kyobashi, 2-chome, Chuo-ku, Tokyo	
Sales offices	Food & Healthcare:	Hokkaido General Branch (Sapporo), Tohoku General Branch (Sendai), Metropolitan Area General Branch (Tokyo), Kita-Kanto General Branch (Utsunomiya), Chubu General Branch (Nagoya), Kansai General Branch (Osaka), Chu-Shikoku General Branch (Hiroshima), Kyushu General Branch (Fukuoka), Healthcare Business Hokkaido Branch (Sapporo), Healthcare Business Tohoku Branch (Sendai), Healthcare Business Metropolitan Area Branch (Tokyo), Healthcare Business Kita-Kanto Branch (Utsunomiya), Healthcare Business Chubu Branch (Nagoya), Healthcare Business Kansai Branch (Osaka), Healthcare Business Chu-Shikoku Branch (Hiroshima), Healthcare Business Kyushu Branch (Fukuoka)
	Pharmaceutical:	Pharmaceutical Sapporo Branch, Pharmaceutical Sendai Branch, Pharmaceutical Tokyo Branch, Pharmaceutical Yokohama Branch, Pharmaceutical Kanto Branch (Saitama), Pharmaceutical Nagoya Branch, Pharmaceutical Kyoto Branch, Pharmaceutical Osaka Branch, Pharmaceutical Chugoku Branch (Hiroshima), Pharmaceutical Shikoku Branch (Takamatsu), Pharmaceutical Fukuoka Branch, Agricultural Chemicals Sapporo Branch and 5 other agricultural chemicals branches, Animal Drugs Kita-Nihon Branch (Sendai) and 3 other animal drugs branches
Plants	Food & Healthcare:	Kanto Plant (Sakado), Tokai Plant (Fujieda), Osaka Plant (Takatsuki)
	Pharmaceutical:	Kitakami Plant, Odawara Plant , Gifu Plant (Kitakata)
Research institute	Food & Healthcare	Food and Health R&D Laboratory (Sakado)
	Pharmaceutical	Bioscience Laboratory (Odawara), Pharmaceutical Research Center (Yokohama), Agricultural & Veterinary Research Laboratory (Yokohama)
Overseas offices	Beijing Office, Madrid Office	

b. Principal Sales Offices of Significant Subsidiaries

- Domestic Sales Office

Food & Healthcare:	Meiji Food Materia Co., Ltd. (Tokyo), Donan Shokuhin Co., Ltd. (Hakodate), Zao Shokuhin Kaisha, Ltd. (Kaminoyama), Ronde. Corporation (Yokohama), Meiji Sangyo Co., Ltd. (Suzaka), Meiji Chewing Gum Co., Ltd. (Kiyosu), Azteca Co., Ltd. (Tokyo), Okayamaken Shokuhin Co., Ltd. (Kasaoka), Shikoku Meiji Co., Ltd. (Matsuyama), Taiyo Shokuhin Co., Ltd. (Shimabara),

	Meiji Sports Plaza, Ltd. (Kawasaki)
Pharmaceutical:	Kitasato Pharmaceutical Industry Co., Ltd. (Tokyo)

- Overseas Sales Office

Food & Healthcare:	Meiji Seika (Singapore) Pte. Ltd. (Singapore) Cecilia Confectionery Pte. Ltd. (Singapore) Five Stars Dairy Ingredients Pte. Ltd. (Singapore) D.F. Stauffer Biscuit Co., Inc. (U.S.A.) Laguna Cookie Co., Inc. (U.S.A.) Meiji Seika (Shanghai) Co., Ltd. (China) Meiji Seika Food Industry (Shanghai) Co., Ltd. (China)
Pharmaceutical:	P.T. Meiji Indonesian Pharmaceutical Industries (Indonesia) Thai Meiji Pharmaceutical Co., Ltd. (Thailand) Tedec-Meiji Farma S.A. (Spain) Mabo Farma S.A. (Spain)
Office Building Leasing Business and Others:	Meiji Seika Europe B.V. (Holland)

(Note) Names shown in parentheses are the names of countries, cities, or towns where sales offices and other facilities are located.

(9) Employees (as of March 31, 2008)

(Notes) 1. The "Number of Employees" listed above is the number of full-time employees, excluding temporary workers.

2. The employees listed in "Company-wide (common)" are employees who belong to the human resources, general affairs and other administrative departments.

(10) Principal Lenders (as of March 31, 2008)

(¥ millions)

Name of Lenders	Loan amount
Mizuho Bank, Ltd.	12,905
Development Bank of Japan Inc.	3,466
Mitsubishi UFJ Trust and Banking Corporation	3,360

(11) Succession of Rights and Obligations with Respect to Business of Other Companies through Merger or Corporate Split

Meiji Aqa Sports, Ltd., a consolidated subsidiary of the Company, merged with and into Meiji Sports Plaza, Ltd., a consolidated subsidiary of the Company, as of April 1, 2007.

(12) Acquisition or Disposition of Stock and Other Equity or Stock Acquisition Rights of Other Companies

The Company acquired 2,031,008 shares (shareholding percentage of the total outstanding shares: 22.12%) of Pokka Corporation as of January 31, 2008.

(Note) Because some of the stock acquisition rights issued by Pokka Corporation were exercised on April 17, 2008, the percentage of the total outstanding shares held by the Company became 21.65%.

2. Matters Concerning the Company's Shares (as of March 31, 2008)

(1) Total Number of Authorized Shares

796,104,000 shares

(2) Total Number of Issued and Outstanding Shares

385,535,116 shares

(3) Number of Shareholders

72,193 (a decrease of 630 shareholders compared to the end of the previous fiscal year)

(4) Shareholders who Hold 10% or More of Issued and Outstanding Shares

Nil

3. Matters Concerning the Company's Stock Acquisition Rights

N/A

4. Matters Concerning the Company's Executives

(1) Directors and Auditors of Meiji Seika (as of March 31, 2008)

Position	Name	Representative Position held in Other Companies
Representative Director	Naotada Sato	Chairman of Chocolate & Cocoa Association of Japan Chairman of Japan Chocolate Fair Trade Council
Representative Director	Akio Takahashi	
Director	Masaki Nagasaki	Chairman and President of Meiji-Four Seas Co., Ltd. Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd.
Director	Masahiko Matsuo	Senior Vice President & Representative Director of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd.
Director	Harunobu Tsukanishi	
Director	Masayuki Matsunaga	
Director	Hirobumi Mori	
Director	Yoshihiko Mizoguchi	
Director	Hidetoshi Yajima	Chairman and Representative Director of Shimadzu Corporation Outside Director of Mitsubishi Motors Corporation Outside Director or Tsubakimoto Chain Co.
Director	Tadashi Kudo	Advisor of Mizuho Bank, Ltd. Outside Director of Fuji Electric Holdings Co., Ltd. Outside Auditor of Itochu Corporation Outside Auditor of The Furukawa Electric Co., Ltd.
Senior Corporate Auditor (Standing)	Riichi Fukui	
Corporate Auditor (Standing)	Chikao Morishima	
Corporate Auditor	Masahide Kano	
Corporate Auditor	Kenichi Yamaguchi	Attorney at Law

(Notes)

1. Mr. Akinobu Otsubo resigned from his position as director at the expiration of the term of his office on June 27, 2007.
2. Messrs. Yoshiaki Iida, Takashi Hasunuma and Mitsuo Kanazawa resigned from their positions as corporate auditors at the expiration of the terms of their offices on June 27, 2007.
3. Mr. Yoshihiko Mizoguchi was newly appointed as director at the 148th ordinary general meeting of shareholders held on June 27, 2007.
4. Messrs. Riichi Fukui, Chikao Morishima and Kenichi Yamaguchi were newly appointed as corporate auditors at the 148th ordinary general meeting of shareholders held on June 27, 2007.
5. Messrs. Hidetoshi Yajima and Tadashi Kudo are outside directors as defined in Article 2, Paragraph 15 of the Companies Act of Japan (the "Companies Act").
6. Messrs. Masahide Kano and Kenichi Yamaguchi are outside auditors as defined in Article 2, Paragraph 16 of the Companies Act.
7. Mr. Riichi Fukui had held the position of executive officer in charge of the accounting department of the Company, and has considerable knowledge in finance and accounting.

8. The Company positions its Board of Directors as an organization which specializes in "determination of significant managerial matters within the group" and "supervision of business execution". The Company will adopt an executive officer system under which the executive officers shall be responsible for the execution of business operations.

(For Reference) Executive Officers

President	Naotada Sato	
Senior Executive Vice President	Akio Takahashi	(Advisor to President, Supervisor of administrative departments, Chairman of CSR Committee)
Executive Vice President	Masaki Nagasaki	(President of Food & Healthcare Company)
Executive Vice President	Masahiko Matsuo	(President of Pharmaceutical Company)
Executive Vice President	Harunobu Tsukanishi	(General Manager of Healthcare & Provisions Division)
Senior Vice President	Masayuki Matsunaga	(General Manager of Agricultural & Veterinary Division)
Senior Vice President	Hirobumi Mori	(General Manager of Food & Healthcare Production Division, Management of China Business Development)
Senior Vice President	Yoshihiko Mizoguchi	(General Manager of Food & Healthcare R&D Division)
Senior Vice President	Osamu Makabe	(General Manager of Pharmaceutical Research & Development Division, Head of Pharmaceutical Research Center)
Senior Vice President	Hideki Takahashi	(General Manager of Personnel & General Affairs Department, Management of Corporate Communications/ Real Estate)
Senior Vice President	Toyomi Sato	(General Manager of Pharmaceutical Production Division, Management of Generic Development)
Vice President	Eiichi Irie	(General Manager of Food & Healthcare International Division)
Vice President	Fumio Yokomichi	(Responsible for F&H new business, President and Representative Director of Azteca Co., Ltd)
Vice President	Yukio Nakamura	(Deputy General Manager of Pharmaceutical Marketing Division, Branch Manager of Pharmaceutical Tokyo Branch)
Vice President	Sadaaki Komura	(General Manager of Confectionery Division)
Vice President	Ryoji Kono	(Deputy General Manager of Healthcare & Provisions Division (Responsible for Direct Marketing, Channel Development, sports club business)
Vice President	Shinji Nakadori	(General Manager of Strategic Information & Ingredient Development Department)
Vice President	Ikuo Aramori	(Head of Food and Health R&D Laboratory)
Vice President	Haruo Komatsu	(Responsible for Food &Healthcare International, President and Representative Director of D.F. Stauffer Biscuit Co., Inc.)
Vice President	Ryuzo Asada	(General Manager of Pharmaceutical International Division)
Vice President	Hitoshi Uchida	(General Manager of Pharmaceutical Marketing Division)
Vice President	Yoshio Shimoda	(General Manager of Food Products for Business Use Division)
Vice President	Motoharu Kinoshita	(Head of Reliability & Quality Assurance Center, Management of pharmaceutical intellectual property)
Vice President	Akio Kamisaka	(General Branch Manager of Metropolitan Area General Branch)
Vice President	Fumiyasu Furukawa	(Responsible for F&H China business development, Chairman and Representative Director of Meiji Seika

		(Shanghai) Co., Ltd.)

(Notes) 1. Descriptions in brackets indicate segregated duties.

2. Mr. Osamu Makabe, Senior Vice President, has become General Manager of Pharmaceutical Research & Development Division as of April 1, 2008.

3. Because the name of the division was changed from "Food Products for Business Use Division" to "Institutional Foods Division" as of April 1, 2008, Mr. Yoshio Shimoda, Vice President, has become General Manager of Institutional Foods Division.

(2) Aggregate Amount of Remuneration to Directors and Auditors

Classification	Number of Persons	Aggregate Amount of Remuneration (¥ millions)
Directors	10	512
Auditors	4	51
Total	14	563

(Note) 1. The amount set forth above includes 43 million yen that was paid to two outside directors and two outside Auditors.

2. At the 147th ordinary general meeting of shareholders held on June 28, 2006, the maximum amount of remuneration which directors of the Company may receive has been resolved to be no more than 700 million yen per annum (excluding any salary received as an employee in the case of a person who serves concurrent roles as an employee and a director).

3. At the 146th ordinary general meeting of shareholders held on June 28, 2005, the maximum amount of remuneration which Auditors of the Company may receive has been resolved to be no more than 8 million yen per month.

(3) Matters Concerning the Company's Outside Directors and Auditors

a. <u>Hidetoshi Yajima (Outside Director)</u>

▶ Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

Chairman and Representative Director of Shimadzu Corporation

There is no transactional relationship between the Company and Shimadzu Corporation.

▶ Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

Outside director of Mitsubishi Motors Corporation
Outside director of Tsubakimoto Chain Co.

▶ Mr. Hidetoshi Yajima's relationship with the Company or its specified affiliates

N/A

▶ Principal activities during the fiscal year ended March 31, 2008

Mr. Hidetoshi Yajima, outside director of the Company, attended 11 out of 12 meetings of the Board of Directors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion, primarily from his management perspective, necessary for discussion of the agenda.

- Description of limited liability agreements

  Mr. Hidetoshi Yajima has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

b. <u>Tadashi Kudo (Outside Director)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  Outside Director of Fuji Electric Holdings Co., Ltd.

  Outside Auditor of Itochu Corporation

  Outside Auditor of The Furukawa Electric Co., Ltd.

- Mr. Tadashi Kudo's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Tadashi Kudo, outside director of the Company, attended all 12 meetings of the Board of Directors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion, primarily from his management perspective, necessary for discussion of the agenda.

- Description of limited liability agreements

  Mr. Tadashi Kudo has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

c. <u>Masahide Kano (Outside Auditor)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  N/A

- Mr. Masahide Kano's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Masahide Kano, outside Auditor of the Company, attended all 12 meetings of the Board of Directors and all 17 meetings of the Board of Auditors held during the fiscal year ended March 31, 2008, and appropriately expressed his opinion mainly based on his experience as Auditor in other companies.

- Description of limited liability agreements

  Mr. Masahide Kano has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

d. <u>Kenichi Yamaguchi (Outside Auditor)</u>

- Concurrent posts held as executive director (*gyoumu shikko torishimariyaku*), etc. of other corporations, and relationship between such other corporations and the Company

  N/A

- Concurrent posts held as outside director or auditor (*shagai yakuin*) of other listed corporations

  N/A

- Mr. Kenichi Yamaguchi's relationship with the Company or its specified affiliates

  N/A

- Principal activities during the fiscal year ended March 31, 2008

  Mr. Kenichi Yamaguchi, outside Auditor of the Company, attended all 9 meetings of the Board of Directors and all 12 meetings of the Board of Auditors held after his assumption of office as Auditor, and appropriately expressed his opinion mainly from his professional perspective as an attorney at law.

- Description of limited liability agreements

  Mr. Kenichi Yamaguchi has entered into an agreement with the Company to limit his liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

5. <u>Matters Concerning Accounting Auditor</u>

(1) Name of Accounting Auditor

The Fuji Accounting Office

(2) Description of Limited Liability Agreements

The Fuji Accounting Office has entered into an agreement with the Company to limit its liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such agreement shall be in accordance with the amounts provided in applicable laws and regulations.

(3) Remuneration Paid to Accounting Auditor during the Fiscal Year ended March 31, 2008

(1) Total amount payable by the Company to the Accounting Auditor	¥45 million
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	¥45 million

(Notes) 1. Because no distinction is made between remuneration for audit services rendered pursuant to the Companies Act audit services rendered pursuant to the Financial Instruments and Exchange Law of Japan (the "Exchange Law") under the agreement between the Company and the Accounting Auditor, the amount of remuneration paid to the Accounting Auditor listed above in "(1) Total amount payable by the Company to the Accounting Auditor" is represented as a total amount.

2. Among the significant subsidiaries of the Company, financial documents (including those equivalent to such documents) of Meiji Seika (Singapore) Pte. Ltd., D.F. Stauffer Biscuit Co., Inc., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., and Tedec-Meiji Farma S.A. have been audited by certified public accountants or auditing firms (including those who hold a comparable qualification in foreign countries as certified public accountant or auditing firm in Japan).

6. Policies and Systems of the Company

(1) Policies on dismissal or non-reappointment of the accounting auditor

In the event that the accounting auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Auditors shall dismiss the accounting auditor upon consent of all Auditors.

In addition, if it is deemed to be impracticable for the accounting auditor to conduct appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Auditors or based on a request by the Board of Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at an ordinary general meeting of shareholders.

(2) Policies on the distribution of surplus

The Company's basic policy is to expand its business and strengthen its financial position, as well as to provide stable returns to shareholders, while maintaining ample internal reserves from a long-term perspective. The Company has set 30% as its target dividend payout ratio, and it plans to buyback its own shares in order to further raise shareholder returns.

For the fiscal year ended March 31, 2008, pursuant to the policies on the distribution of surplus above, the year-end dividend shall be 3.50 yen per share. As a result, together with the interim dividend of 3.50 yen per share which was distributed on December 6, 2007, the annual dividend per share shall be 7.00 yen. The payment date of the year-end dividend will be Tuesday, June 10, 2008.

(3) Systems to ensure that directors perform their duties in compliance with laws, regulations and the Articles of Incorporation and to ensure that other business operations of the Company are performed properly

① Systems to ensure that directors, executive officers and other employees perform their duties in compliance with laws, regulations and the Articles of Incorporation

The Company has established a Corporate Charter of Conduct that contains guidelines for conducting the business activities of directors, executive officers and other employees. In addition, it has established Compliance Rules for the purpose of prescribing fundamental rules concerning items required to establish the system (the "Compliance System").

The Company has named a director to oversee compliance and has established the Compliance Committee that reports directly to the President and is chaired by the general manager of the Personnel and General Affairs Division. This committee is responsible for establishing the Compliance System.

The Company has established the Compliance Hotline. This internal reporting system (which includes a link to external attorneys) is intended to help discover compliance problems quickly, as well as prevent these problems from occurring.

② Systems for storing and managing information concerning the performance of duties by the directors

The Company has established Document Handling Rules to prescribe fundamental rules for the Compliance System. These rules address the proper management, storage and disposal of information and documents concerning duties performed by directors based for a prescribed period of years. In addition, the Company maintains a database containing such information and documentation in order to permit rapid searches, location of particular items and to confirm the status of information management and storage.

The Company has established Confidential Information Management Rules that cover the items required to ensure the proper handling of confidential information relating to the performance of directors' duties.

③ Rules and systems with respect to the management of risk of loss

The Company has identified ten categories of major risks including the risk of contamination by foreign substances in products and the risk of deterioration of product quality, and has established systems to manage each of these risks.

The Company has named a director to oversee the management of these risks and established the CSR Committee, which reports directly to the President and is chaired by this director. This committee is responsible for establishing the risk management system.

The Company has established Escalation Rules that prescribe standards for dealing with an emergency as well as a Crisis Response Manual that sets forth specific procedures to follow. This ensures that it can respond immediately and appropriately to a crisis.

④ Systems to ensure that directors perform their duties efficiently

For the oversight of business plans, the Company has established management policies for medium-term management plans and for each fiscal year. Every line of business operation uses the Strategic Organization Target Management System, which is based on management policies, to establish specific targets and work toward reaching the targets. In addition, the status of progress made toward meeting targets and the final results are to be checked in an appropriate manner.

For the oversight of the execution of business operations, the Company has established Regulations for the Board of Directors and related Standards for Items to be Reviewed by the Board of Directors. These regulations and standards define which items that must be submitted to and reviewed by the Board of Directors. Regarding other items, appropriate delegation of authority and decision-making should be conducted in accordance with the Office Regulations and related Job Function Table. In addition, the Company uses the executive officer system and internal company system in order to provide a framework for immediate decision-making and efficient business operations.

⑤ Systems to ensure proper business activities at Meiji Seika Group

A director has been named to be in charge of promoting the establishment of a compliance system at every consolidated subsidiary of the Company. Each subsidiary also defines a department that is responsible for compliance. In addition, the subsidiaries create compliance systems that are based on the Company's compliance system while also reflecting the unique requirements of each subsidiary.

Subsidiaries consult with the Company prior to reaching decisions concerning items that are prescribed as important matters.

⑥ **Systems to ensure appropriateness of documents and other information over financial reporting at Meiji Seika and its Group companies**

The Company has established the Internal Control Committee, which reports directly to the President and is chaired by a director in charge of finance. This Committee is responsible for building the system for financial reporting.

Business sites are selected based on their materiality with regard to financial reporting. These sites then perform self-reviews to verify that their financial reports conform to Company-wide controls and business process controls. Results of these self-reviews are submitted to the Internal Controls Committee.

The Internal Control Committee uses reports from business sites to assess the status of internal controls.

⑦ **Items concerning employees to assist auditors and the independence of such employees from the directors**

The Company will consider the establishment of a department or the assignment of individuals solely for the purpose of assisting the auditors in performing their duties. This process will incorporate the future audit policies, the use of a department or individuals for assisting auditors at other companies, and other factors. Until a decision is reached, the Auditing Department, which is responsible for internal audits, the Legal Affairs Department and other associated departments will continue to assist the auditors as requested.

⑧ **Systems for submitting reports to the auditors from directors, executive officers and other employees and other reports for auditors**

Directors, executive officers and other employees must submit reports and information as requested by the auditors in accordance with the Regulations for the Board of Auditors.

The Senior Auditor and the Auditing Department hold regular Auditor Communication Meetings for the purpose of sharing information.

⑨ **Systems to ensure the effectiveness of other audits by the auditors**

The Company ensures that auditors attend the Board of Directors' meetings and other important meetings. Upon request, the auditors are provided with material approved documents and instruments.

The representative director of the Company, in accordance with the Regulations for the Board of Auditors, periodically attends meetings of the Board of Auditors to exchange opinions concerning matters required to improve the effectiveness of the auditing system. This helps to strengthen the mutual understanding of goals and issues by the representative director and auditors.

(4) Basic Policies concerning Persons who Control the Determination of Financial and Business Policies of the Company

The Company established the Countermeasures for Large-scale Purchases of Company Stock, Etc. (Takeover Defense Measures) (the "Plan") in accordance with a resolution that was approved at the 148th general meeting of shareholders held on June 27, 2007.

① **Description of the basic policy**

The Company is committed to the protection and enhancement of the corporate value of the Company and the common interests of its shareholders. However, the Company believes that it is appropriate that the determination whether to sell the shares and other securities (Note 1) of the Company in the event of a Large-Scale Purchase (as defined below in ③, (ii), (b) "1) Scope of Application of") should ultimately be made by the Company's shareholders. The Company will not categorically resist all Large-Scale Purchases.

However, with operations centered on the life sciences business domain associated with "food" and "health," the Meiji Seika Group has been accumulating and developing unique technology and marketing know-how over many years, through a diverse range of corporate activities. The Meiji Seika Group's objective going forward will be to contribute to society by creating and providing, on the foundation of trust which the Meiji Seika Group has established over many years with its shareholders, clients, business partners, employees and other stakeholders, products, services and information of even higher quality and reliability in this business domain, while fully utilizing the synergies of this technology and know-how. Without sufficiently understanding these unique characteristics and without conducting the management of the business with a mid- to long-term perspective, the enhancement of the corporate value of the Meiji Seika Group becomes very difficult to achieve.

The Company believes that it would be inappropriate for a person intending to effect an unsuitable Large-Scale Purchase which may damage such corporate value and the common interests of the shareholders to be the person in control of determining the financial and business policies of the Company.

② **Efforts towards the realization of the basic policy**

In order to realize the protection and enhancement of corporate value and the common interests of the shareholders, and to encourage continued and long-term investment by shareholders and investors in the Company, the Company has implemented the following measures:

(i) Basic Management Policy

With operations centered on the life sciences business domain associated with "food and health," the Meiji Seika Group takes full advantage of technologies gained over many years and the "Meiji" brand to be a global organization that supplies products, services, and information that offer value to its customers. The Meiji Seika Group will fulfill its obligations to society through a constant commitment to "Good Taste and Fun", "Good Health" and "Reliability" and through active growth based on a sound earnings structure.

(ii) Execution of Medium-Term Management Plan

The Meiji Seika Group is currently executing a medium-term business plan called "DASH!08", which will end in the fiscal year ending March 31, 2009. By the end of this plan, it aims to achieve the following:

(a) Customers would generally have an image of "Good Taste and Fun" "Good Health," and "Reliability" with the brand of "Meiji".

(b) Prioritize the development of the healthcare business: The Company has an established healthcare business model that utilizes the advantage of having food and pharmaceutical businesses in one company.

(c) Establish a new "specialty and generic pharmaceutical" business structure in the pharmaceutical business by developing generic drugs into a core business, alongside anti-infectives and central nervous system drugs.

(d) Aggressively expand overseas operations with the ultimate aim of generating the same level of sales as in Japan.

By pursuing these four goals, and placing particular emphasis on the themes of "Healthcare business," "Generic drugs" and "Overseas operations" during this three-year period, the Meiji Seika Group is aiming to enhance the value of the "Meiji" brand.

Furthermore, the Meiji Seika Group is also dedicated to conducting corporate social responsibility (CSR) programs throughout the group in order to continue developing in a manner that is in harmony with society. The Meiji Seika Group focuses its activities on six aspects of CSR: quality assurance, compliance, information, risk management, the environment, and social contributions. It will continue to work toward enhancing the value of the "Meiji" brand and the corporate value of the Meiji Seika Group by managing its operations with fairness and transparency.

(iii) Strengthening Corporate Governance

The Company strives to strengthen its corporate governance systems to implement fast and reliable decision-making processes and preserve the transparency of management activities.

Two of the ten members of the Board of Directors are outside directors in order to ensure objective and diverse decision-making and supervision, and to improve the quality of decision-making and strengthen supervisory functions. Executive officers are responsible for business execution activities, which allows the Board of Directors to focus exclusively on making decisions on important management issues for the entire Group and supervising the execution of business activities. In order to afford even greater management transparency and objectivity, the Company has established the Nomination Committee to submit recommendations for candidates for director and executive officer positions to the Board of Directors and the Compensation Committee to evaluate the performance and examine compensation of directors and executive officers. These committees comprise of four directors, two of whom are outside directors.

The Company has adopted a corporate auditor system. The Board of Corporate Auditors has four members, including two outside members, to strengthen the auditing function.

(iv) Provision of Stable Returns

The Company's basic policy is to expand its business and strengthen its financial position, as well as to provide stable returns to shareholders, while maintaining ample internal reserves from a long-term perspective. The Company has set 30% as its target dividend payout ratio, and it plans to buy back shares in order to further raise shareholder returns.

(v) Proactive IR Activities

The Company discloses information in a timely and appropriate manner in accordance with the timely disclosure regulations provided by the Exchange Law and the Tokyo Stock Exchange. Furthermore, in order to fulfill its responsibilities as a company that clearly conveys its management policies and business strategies, the Company provides opportunities, such as briefing meetings, for the president and other members of management of the Company to communicate directly with investors, securities analysts and other parties.

③ Efforts to Prevent the Determination of Financial and Business Policies of the Company being Controlled by Persons Considered Inappropriate in Light of the Basic Policy

(i) Purpose for introducing the Plan

Abrupt and forceful Large-Scale Purchases, which are conducted without any appropriate process such as discussion or agreement with the management of the target company, and which are conducted at a stage where not enough information has been provided to the shareholders, are becoming increasingly prominent in Japan. Also, judging from the goals of such purchases, some Large-Scale Purchases may be significantly harmful to the corporate value and common interests of the shareholders.

Therefore, the Company believes that when shareholders are evaluating a Large-Scale Purchase, it is vitally important to provide the shareholders with sufficient information, which includes not only information from the third party proposing the

Large-Scale Purchase (the "Large-Scale Purchaser") but also opinions, alternative proposals and other information with respect to such Large-Scale Purchase from the Board of Directors of the Company, who manage the Company and fully understand the Company's business characteristics, in a timely and appropriate manner.

Based on the basic policy described above, the Company has decided that certain reasonable rules (the "Large-Scale Purchase Rules") are essential in order to provide its shareholders with adequate information and time, and with opportunities to be provided with opinions or alternative proposals by the Board of Directors of the Company when any Large-Scale Purchase is conducted and the shareholders are deciding whether to accept such purchase. Moreover, the Company believes that a Large-Scale Purchase conducted in compliance with the Large-Scale Purchase Rules will contribute to the protection and enhancement of the Company's corporate value and the common interests of the shareholders.

(ii) Details of the Plan

(a) Description of the Plan

1) Establishment of the Large-Scale Purchase Rules

The Plan is aimed at protecting and enhancing the Company's corporate value and the common interests of its shareholders and, in the event of a Large-Scale Purchase concerning the shares and other securities of the Company, the Plan sets forth procedures to allow for (i) requests to the Large-Scale Purchaser to provide necessary and sufficient information in advance with respect to the Large-Scale Purchase and (ii) securing time to consider and evaluate the Large-Scale Purchase, after which the Plan also allows for (iii) conducting negotiations with the Large-Scale Purchaser and the Board of Directors to present the shareholders with information such as opinions and alternative proposals.

2) Allotment of Stock Acquisition Rights without Consideration

The Board of Directors of the Company may determine to exercise countermeasures (the "Countermeasures"), including the allotment of stock acquisition rights without payment of consideration (please refer to "(d) Description of Allotment of Stock Acquisition Rights without Consideration"), recognized by the Companies Act and other laws and regulations and the Articles of Incorporation of the Company as being within the administrative authority of the Board of Directors in the event that a Large-Scale Purchaser does not comply with the Large-Scale Purchase Rules or in the event that the acts of such party, though complying with the rules, are considered, upon full and serious consideration of the recommendations made by a special committee described below in 3), to be significantly harmful to the Company's corporate value as well as the common interests of the shareholders.

3) Establishment of a Special Committee to Prevent Arbitrary Decisions by the Board of Directors of the Company

The Board of Directors shall ultimately determine, in accordance with their duty and their fiduciary duties as directors, whether to implement the Large-Scale Purchase Rules and whether, even if the Large-Scale Purchase complies with the Large-Scale Purchase Rules, the Countermeasures should be exercised because the Large-Scale Purchase involves a risk of significant damage to the Company's corporate value and the common interests of the shareholders. However, the Company has established a special committee as an organization independent from the Board of Directors (the "Special Committee") in order to prevent arbitrary decisions by the Board of Directors of the Company.

The Special Committee shall comprise no less than three and no more than five members (there are currently three committee members), and, in order to ensure fair and impartial decisions, committee members shall be appointed from among outside directors, outside auditors and outside experts (lawyers, certified public accountants, certified tax accountants, academic experts, people who are well versed in the investment and banking business, or other persons with equivalent expertise) who are independent from the management of the Company and without any special interests with the Company or its management.

(b) Details of the Large-Scale Purchase Rules

1) Scope of Application

The Large-Scale Purchase Rules shall apply to Large-Scale Purchases. A Large-Scale Purchase shall be an acquisition or similar act (regardless of the specific method of purchase thereof, whether through a market transaction, tender offer or other method) which falls under any of the following, excluding those acts which have received the prior consent of the Board of Directors of the Company:

i) An acquisition of the shares or other securities issued by the Company that would result in the holder (Note 2) of shares and other securities to hold (Note 3) 20% or more of the outstanding shares; or

ii) A tender offer (Note 5) for the shares or other securities (Notes 4) of the Company that would result in such Large-Scale Purchaser owning 20% or more (Note 6) of the outstanding shares, together with any person(s) with whom the Large-Scale Purchaser has a special relationship (Note 7).

2) Request to the Large-Scale Purchaser for Information and Other Requests

When a Large-Scale Purchaser intends to conduct a Large-Scale Purchase, such Large-Scale Purchaser is required to provide the information set forth in each of the following items (the "Large-Scale Purchase Information") to the Board of Directors of the Company, in addition to submitting a statement, in a format designated by the Company, in which the Large-Scale Purchaser promises to comply with the Large-Scale Purchase Rules (collectively with the information, the "Purchase Statement").

i) Details (specifically including name, trade name, address capital structure and financial position) of the Large-Scale Purchaser and its group (including joint holders (Note 8), persons having a special relationship, and (in the case of funds) each partner and other members) (the "Large-Scale Purchasers");

ii) The purpose, method and terms of the Large-Scale Purchase (including the type of consideration for the acquisition and the purchase price, the timeframe of the acquisition, source of funds for the acquisition, information concerning any pledges with respect to the shares and other securities of the Company already held, any plans with respect to pledges concerning the assets of the Company or the shares and other securities of the Company to be acquired by such Large-Scale Purchaser and the timing of such, and the terms, structure and any other information with respect to the series of transactions relating to the procurement of funds for the acquisition);

iii) The basis for the calculation of the purchase price of the acquisition (including the calculation method, the numerical data used in the calculation, the details of any expected synergies from the Large-Scale Purchase or other relevant series of transactions and the basis for the calculation of such synergies);

iv) Any discussions with a third party in connection with the Large-Scale Purchase and the details of any such discussions;

v) An outline of any persons providing funds to the Large-Scale Purchaser (including name, trade name, address and capital structure);

vi) Management policy and business plan for the Company and the Meiji Seika Group to be applied after the Large-Scale Purchase;

vii) Measures to be applied after the Large-Scale Purchase for the continuous and steady enhancement of the corporate value of the Company and the Meiji Seika Group, and the basis for how such measures will enhance the corporate value of the Company and the Meiji Seika Group;

viii) Policies to be applied after the Large-Scale Purchase concerning the Company and the Company Group's employees, business partners, customers, local communities and any other interested parties (including any plans for changes to current relationships and the details of such); and

ix) Any other information deemed necessary by the Special Committee.

The Company will promptly give notice to the Special Committee of the fact that a Large-Scale Purchase has been proposed and provide the Purchase Statement submitted to the Board of Directors of the Company to the Special Committee. The Special Committee will then promptly determine whether the Purchase Statement provides sufficient Large-Scale Purchase Information, and may require the Large-Scale Purchaser to provide additional information, through the Board of Directors of the Company, within a suitable answer period determined by the Special Committee (in principle, within a maximum of 30 days from the date the Large-Scale Purchaser receives the request for additional information from the Board of Directors of the Company) if the Special Committee determines the information initially provided by the Large-Scale Purchaser is insufficient.

3) Examination and Evaluation, etc. of the Large-Scale Purchase Information by the Special Committee

i) Examination and Evaluation, etc. of the Large-Scale Purchase Information

The Special Committee shall examine, evaluate and form its opinion within the "Special Committee's Examination and Evaluation Period", which shall be, in principle, 90 days from the date on which the Special Committee acknowledges that they have received sufficient Large-Scale Purchase Information from the Large-Scale Purchaser (if the Special Committee publicly announces the fact that it has acknowledged the receipt of all of the sufficient Large-Scale Purchase Information, such period shall commence on the date of such public notice.) The Special Committee's Examination and Evaluation Period may be shorter than 90 days, depending upon the purpose and method of the acquisition, the type of consideration to be used in the acquisition and other relevant information, and the degree of difficulty involved in evaluating such Large-Scale Purchase.

Regardless of whether the Special Committee's Examination and Evaluation Period has commenced, the Special Committee may require the Board of Directors of the Company to provide alternative proposals for enhancing the corporate value of the Company and any other information or materials deemed necessary by the Special Committee within a suitable answer period determined by the Special Committee (in principle, within a maximum of 30 days) if the Special Committee determines that such information is necessary to examine and compare the Large-Scale Purchase Information.

The Special Committee shall fully examine and evaluate the Large-Scale Purchase Information and the information and materials provided by the Large-Scale Purchaser and the Board of Directors of the Company, and shall carefully prepare the Special Committee's opinion (including a recommendation concerning the exercise of the Countermeasures). The Special Committee may request the advice of independent third parties (financial advisors, consultants, lawyers, certified public accountants, certified tax accountants and other professionals), at the expense of the Company, if it determines that such advice is necessary.

The Board of Directors of the Company, after receiving the Special Committee's opinion, based on such opinion, may negotiate with the Large-Scale Purchaser to improve the terms of the Large-Scale Purchase or present an alternative proposal to the shareholders of the Company.

The Special Committee's Examination and Evaluation Period may be extended as necessary if the Special Committee does not submit its opinion or make a recommendation concerning the exercise of Countermeasures to the Board of Directors of the Company within the Special Committee's Examination and Evaluation Period. Such period may be extended further if reasonably necessary.

ii) Disclosure of Information

The Board of Directors of the Company may, at such time as the Board of Directors determines appropriate, publicly notify the shareholders of the fact that a Large-Scale Purchase has been proposed and make the Large-Scale Purchase Information available to them, in whole or in part, if it is considered necessary for the determination of the shareholders, subject to compliance with relevant laws and regulations and the regulations and other rules of any financial instruments exchanges on which the Company is listed and with due consideration afforded to the opinion of the Special Committee.

If such public notice is made, the Special Committee shall publicly disclose the following matters in a timely and appropriate manner through the Board of Directors of the Company:

a) Acknowledgement that the Special Committee has received sufficient Large-Scale Purchase Information from the Large-Scale Purchaser; and

b) In the event of a determination to extend the Special Committee's Examination and Evaluation Period (including a determination to further extend the Special Committee's Examination and Evaluation Period), the fact that such extension has been determined and the reasons for such, the period by which it is to be extended and any other information deemed necessary by the Special Committee.

Furthermore, the Board of Directors of the Company, upon receipt of the Special Committee's opinion, shall provide notice to the Large-Scale Purchaser of the opinion and publicly disclose such opinion in a timely and appropriate manner.

4) Recommendations of the Special Committee

The Special Committee shall provide an opinion with respect to the Large-Scale Purchase and make a recommendation concerning the exercise of Countermeasures to the Board of Directors of the Company, in principle, prior to the conclusion of the Special Committee's Examination and Evaluation Period.

5) Resolution of the Board of Directors

The Board of Directors shall, after giving full consideration to the Special Committee's recommendation, promptly make a resolution with respect to the exercise the Countermeasures. A Large-Scale Purchase should not be commenced until after the final resolution with respect to the Countermeasures has been made by the Board of Directors of the Company.

The Board of Directors of the Company, in the event that the above resolution is approved, shall promptly disclose a summary of the resolution and any other matters deemed appropriate by the Board of Directors of the Company.

(c) Policy When a Large-Scale Purchase is Attempted

1) If a Large-Scale Purchaser Fails to Comply with the Large-Scale Purchase Rules

If a Large-Scale Purchaser fails to comply with the Large-Scale Purchase Rules (including cases when information submitted by the Large-Scale Purchaser during the Special Committee's Examination and Evaluation Period is insufficient to qualify as Large-Scale Purchase Information necessary for the decisions of the shareholders of the Company and for the examination and evaluation by the Special Committee, and when additional information is not provided before the conclusion of the suitable answer period determined by the Special Committee), the Special Committee may, regardless of the specific method of purchase thereof, recommend that the Board of Directors of the Company exercise the Countermeasures to protect the corporate value of the Company and the common interests of the shareholders.

If the Board of Directors of the Company exercises the Countermeasures in the form of the allotment of stock acquisition rights without consideration (for details, please refer to "(d) Description of Allotment of Stock Acquisition Rights without Consideration" below), pursuant to the Plan the Board of Directors may set forth (i) a condition that the Large-Scale Purchasers are not authorized to exercise such rights, and (ii) repurchase conditions and other conditions stating that the Company shall acquire the stock acquisition rights from anyone other than the Large-Scale Purchasers in exchange for shares of common stock of the Company.

2) If the Large-Scale Purchaser Complies with the Large-Scale Purchase Rules

If a Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Board of Directors of the Company may express its opposition, present an alternative proposal, seek to persuade the shareholders of its opinion or undertake other such actions. However, the Board of Directors of the Company shall not, in principle, exercise the Countermeasures against the Large-Scale Purchase, even if it opposes to such Large-Scale Purchase. The shareholders of the Company shall determine whether to accept the proposal from the Large-Scale Purchaser upon consideration of the details of such proposal and opinions and alternative proposals from the Board of Directors of the Company.

However, even if the Large-Scale Purchaser complies with the Large-Scale Purchase Rules, the Special Committee may, to protect the corporate value of the Company and the common interests of the shareholders, recommend that the Board of Directors of the Company exercise the Countermeasures, if it is determined that the Large-Scale Purchase will significantly damage the Company's corporate value and the common interests of the shareholders. Specifically, if the Large-Scale Purchase is recognized as falling under any of the following, such Large-Scale Purchase will be considered an act which significantly damages the corporate value of the Company and the common interests of the shareholders:

i) When it is determined that the purchase of the Company's shares and other securities is being carried out without any true intention of participating in the management of the Company, but for the purpose of boosting the share price and thereafter causing the Company's related parties to acquire the shares at an inflated price, (namely a "*green mail*" acquisition);

ii) When it is determined that the purchase of the Company's shares and other securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby transferring intellectual property rights, know-how, trade secrets, key business partners, customers and other information necessary for the management of the Company's business to the Large-Scale Purchaser and its group companies or other parties (a "Detrimental Management" acquisition);

iii) When it is determined that the purchase of the Company's shares and other securities is being carried out pursuant to a plan to divert the assets of the Company as collateral or repayment resources for obligations of the Large-Scale Purchaser or its group companies and other parties, after gaining control of the management of the Company;

iv) When it is determined that the purchase of the Company's shares and other securities is being carried out for the purpose of temporarily controlling the management of the Company and thereby causing the Company to sell or otherwise dispose of highly-valued assets, such as real estate or securities, which are not currently related to the Company's business and to distribute temporarily higher dividends with the gains from such disposal, or sell the Company's shares and other securities at an inflated price caused by such temporarily higher dividends;

v) When it is determined that the method of purchase proposed by the Large-Scale Purchaser would restrict the shareholder's opportunity or liberty to make decisions, such as an oppressive two-stage purchase structure (a structure for a share purchase, such as a tender offer, whereby no solicitations for purchasing all of the shares are made at the initial stage, and disadvantageous purchase terms are set or the purchase terms are not made explicitly clear for the second stage), whereby shareholders may effectively be forced to sell their Company shares and other securities; (provided, however, that a Large-Scale Purchase shall not automatically be considered such a structure because of the fact that the Large-Scale Purchaser's proposal involves a partial tender offer);

vi) When it is reasonably determined that the method of purchase proposed by the Large-Scale Purchaser (including the type and price of consideration, the timeframe of the purchase and other factors), are significantly inadequate or inappropriate in light of the Company's corporate value;

vii) When it is reasonably determined that the acquisition of control over management by the Large-Scale Purchaser will significantly damage the Company's corporate value and its shareholders' common interests by damaging the Company's brand value or the Company's relations with its shareholders, employees, business partners, consumers local communities or other interested parties; or

viii) When it is reasonably determined that the Large-Scale Purchaser is inappropriate as a controlling shareholder of the Company from a public order point of view.

3) Cessation of Exercise of Countermeasures and Other Matters

If the purchase proposal is withdrawn after the Special Committee has made its recommendation, or changes occur to the facts on which such recommendation was based, and it is determined that the exercise of the Countermeasures would no longer be appropriate, the Special Committee may, even after its recommendation to the Board of Directors of the Company to exercise the Countermeasures, make a new recommendation to the Board of Directors to cease the exercise of the Countermeasures or withdraw the previous recommendation. In the event that the Special Committee makes such a recommendation to cease the exercise of the Countermeasures, or withdraws its previous recommendation, the Board of Directors may terminate or alter the Countermeasures; provided that the rights of shareholders arising from the exercise of the Countermeasures have not yet been vested, and that such termination or alteration will not harm the interests of the shareholders.

Moreover, even after the Board of Directors of the Company resolves not to exercise the Countermeasures, in the event that it becomes apparent that the Large-Scale Purchase will significantly damage the corporate value of the Company and the common interests of the shareholders, the Special Committee may make a new recommendation for the exercise of the Countermeasures to the Board of Directors. In the event that the Special Committee makes such a recommendation, the Board of Directors may, after giving full consideration to the Special Committee's recommendation, resolve to exercise the Countermeasures against the Large-Scale Purchase.

(d) Description of the Allotment of Stock Acquisition Rights without Consideration

A summary of the process for allotment of stock acquisition rights without consideration pursuant to the Plan is as follows:

1) Determination of Matters concerning the Allotment of Stock Acquisition Rights without Consideration

i) Details of Stock Acquisition Rights and Number of Such Stock Acquisition Rights

The details of the stock acquisition rights shall be based on 2) below, and the stock acquisition rights shall be allotted in a number equal to the total number of issued and outstanding shares of the Company (excluding the number of shares of the Company held by the Company) on a date (the "Allotment Date") to be separately determined by the Board of Directors of the Company.

ii) Shareholders Eligible for Allotment

The Company will allot stock acquisition rights without consideration to those shareholders who are listed or recorded on the final shareholders' register or beneficial shareholders' register of the Company as of the Allotment Date. The stock acquisition rights shall be allotted to shareholders at a ratio of one stock acquisition right for each share of the Company held by such shareholder (excluding those shares of the Company held by the Company).

iii) Effective Date of Allotment of Stock Acquisition Rights without Contribution

The effective date of the allotment of stock acquisition rights without consideration shall be determined separately by the Board of Directors of the Company.

2) Details of the Stock Acquisition Rights

i) Type and Number of Shares to be Acquired upon Exercise of the Stock Acquisition Rights

Common shares of the Company shall be acquired upon exercise of the stock acquisition rights. The number of shares to be acquired upon exercise of one stock acquisition right (the "Applicable Number of Shares") shall be one share; provided that if the Company effects a share split, a share consolidation or similar action, necessary adjustments shall be made. Fractional shares arising as a result of such adjustments shall be truncated and monetary adjustments shall not be made.

ii) Value of Asset to be Contributed Upon Exercise of Stock Acquisition Rights

Contributions upon exercise of the stock acquisition rights shall be made in cash, and the amount per share to be contributed upon exercise of the stock acquisition rights will be an amount separately determined by the Board of Directors of the Company, within the range of a minimum of one yen and a maximum of an amount equal to one-half of the fair market value of one share of the Company.

iii) Exercise Period of Stock Acquisition Rights

The commencement date of the exercise period of the stock acquisition rights shall be the effective date of the allotment of the stock acquisition rights without consideration, or a certain date separately determined by the Board of Directors of the Company. The exercise period shall also be separately determined by the Board of Directors, to a maximum of three months; provided however, that in the event that the stock acquisition rights are acquired, the exercise period of the stock acquisition rights shall be up to and including the business day prior to the date of such acquisition.

iv) Increased Paid-in Capital and Capital Reserve Upon Issuance of Shares Pursuant to Exercise of Stock Acquisition Rights

The amount by which paid-in capital and capital reserve will increase upon the issuance of shares pursuant to the exercise of the stock acquisition rights shall be separately determined by the Board of Directors of the Company.

v) Restriction on Assignment of Stock Acquisition Rights

Any assignment of the stock acquisition rights shall require the consent of the Board of Directors of the Company.

vi) Conditions for the Exercise of Stock Acquisition Rights

As a condition to the exercise of the stock acquisition rights, it may be determined that the following parties may not exercise the stock acquisition rights. Further details shall be separately determined by the Board of Directors of the Company.

a) Specified Large Holders (Note 9)

b) Joint holders (Note 10) of Specified Large Holders

c) Specified Large Purchasers (Note 11)

d) Persons having a special relationship (Note 12) with Specified Large Purchasers

e) Any party who received such stock acquisition rights through assignment from, or succession to, the stock acquisition rights of any party described above in a) through d) without the consent of the Board of Directors of the Company

f) Related parties (Note 13) of any party described above in a) through e)

vii) Acquisition of Stock Acquisition Rights by the Company

The following matters may be determined as conditions for the acquisition of the stock acquisition rights. Further details shall be separately determined by the Board of Directors of the Company.

a) Upon the acquisition date determined by the Board of Directors of the Company, the Company may acquire the stock acquisition rights (excluding those stock acquisition rights held by parties who may not exercise stock acquisition rights described above in "vi) Conditions for the Exercise of Stock Acquisition Rights"). In exchange for any stock acquisition rights acquired, the Company may deliver the Applicable Number of Shares of common stock of the Company.

b) At any time on or before the date prior to the commencement date of the exercise period of the stock acquisition rights, if the Board of Directors of the Company recognize that it is appropriate for the Company to acquire the stock acquisition rights, the Company may acquire all of the stock acquisition rights without consideration on a date to be separately determined by the Board of Directors of the Company.

viii) Miscellaneous

The Board of Directors shall separately determine any other necessary matters.

(e) Effective Period and Abrogation of the Plan

The Plan became effective from when the Company received approval for the Plan at the 148th Ordinary General Meeting of Shareholders held on June 27, 2007. The Plan shall be effective until the closing of the ordinary general shareholders' meeting to be held with respect to the last fiscal year ending within three years after the end of the aforementioned 148th Ordinary General Shareholders' Meeting; provided however, that the Plan will be abrogated even before the end of the effective period if the abrogation of the Plan is resolved at a shareholders' meeting or at a meeting of the Board of Directors of the Company.

Furthermore, the Plan should be the subject of ongoing review, as necessary, by the Board of Directors of the Company, in light of trends in legislative reform and judicial rulings and based on the responses to such by financial instruments exchanges on which the Company is listed and other public organizations, and from the perspective of the protection and enhancement of the corporate value of the Company and the common interests of the shareholders, and subsequently take any appropriate measures in a timely manner. In principle, each revision to the Plan at such time shall be proposed in a separate agenda at a general meeting of shareholders of the Company, and shall be effected pursuant to the approval of the shareholders.

(f) Other Matters

The Board of Directors may determine the details of the Plan.

④ Determinations by the Board of Directors that the Plan is in accordance with the basic policy, does not harm the corporate value of the Company or the common interests of the shareholders and is not intended to maintain the positions of Directors of the Company, and reasons for such determinations

(i) The Plan Complies with the Principles of Governmental Policy concerning Takeover Defense Measures

The Plan complies with three principles ((i) the principle of protecting and enhancing corporate value and shareholders' common interests, (ii) the principle of prior disclosure and shareholders' will and (iii) the principle of ensuring the necessity and reasonableness of defensive measures) set forth in the "Guidelines Regarding Takeover Defense for the Purpose of the Protection and Enhancement of Corporate Value and Shareholders' Common Interests" jointly released by the Ministry of Economy, Trade and Industry and the Ministry of Justice of Japan on May 27, 2005.

(ii) The Aim of the Plan is to Protect and Enhance the Corporate Value of the Company and the Common Interests of the Shareholders

The Plan was adopted with the aim of protecting and enhancing the Company's corporate value and the common interests of the shareholders by ensuring that, in the event of a Large-Scale Purchase, the shareholders of the Company receive necessary information and sufficient time, as well as the opportunity to receive opinions and alternative proposals from the Board of Directors, to make a decision with respect to whether or not to accept such Large-Scale Purchase.

(iii) Reasonable and Objective Exercise Conditions have been Determined

As described above in "③ (ii) (c) Policy When a Large-Scale Purchase is Attempted", the Plan shall not be implemented unless predetermined exercise conditions that are reasonable and objective have been satisfied. The Company has established measures to prevent arbitrary exercise of the Plan by the Board of Directors of the Company.

(iv) Respect is Afforded to the Determinations Independent Outside Professionals

As described above in "③ (ii) (a) 3) Establishment of Special Committee to Prevent Arbitrary Decisions by the Board of Directors", the Special Committee has been established as an advisory body promoting substantive and objective decision-making for the shareholders of the Company and to exclude any arbitrary determinations of the Board of Directors of the Company.

As described above in "③ (ii) (c) Policy When a Large-Scale Purchase is Attempted", if a Large-Scale Purchase is attempted, the Special Committee will make substantive determinations, such as whether such Large-Scale Purchase complies with the Large-Scale Purchase Rules and whether such Large-Scale Purchase will damage the corporate value of the Company and the common interests of the shareholders, and the Board of Directors of the Company will give full respect the Special Committee's recommendation.

As a result of the above, the Company ensures that the Plan is operated to enhance corporate value of the Company and the common interests of the shareholders.

(v) The Plan is not a "Dead Hand" or "Slow Hand" Type Takeover Defense

As described above in "③ (ii) (e) Effective Period and Abrogation of the Plan", the Plan may be abrogated by a resolution of the Board of Directors composed of directors selected at a general shareholders' meeting of the Company, and a Large-Scale Purchaser may abrogate the Plan by a resolution of the Board of Directors composed of the directors appointed by such Large-Scale Purchaser and selected at the general shareholders' meeting of the Company. Accordingly, the Plan is not a takeover defense measure of the so-called "Dead Hand" type, (a takeover defense measure that cannot be prevented even if a majority of the members of the Board of Directors are replaced).

Moreover, the term of office of directors expires within one year after election. Accordingly, the Plan is not a takeover defense measure of the so-called "Slow Hand" type (a takeover defense measure which requires time to prevent its activation because the members of the Board of Directors cannot be replaced at once).

(Notes)

1. Defined in Article 27-23, Paragraph 1 of the Exchange Law. The same shall apply below unless otherwise specified.
2. Including persons defined as a holder pursuant to Article 27-23, Paragraph 3 of the Exchange Law
3. Defined in Article 27-23, Paragraph 4 of the Exchange Law
4. Defined in Article 27-2, Paragraph 1 of the Exchange Law
5. Defined in Article 27-2, Paragraph 6 of the Exchange Law. The same shall apply below.
6. Defined in Article 27-2, Paragraph 8 of the Exchange Law. The same shall apply below.
7. Defined in Article 27-2, Paragraph 7 of the Exchange Law. Includes persons deemed to fall under this provision by the Board of Directors of the Company. Persons provided for in Article 3, Paragraph 2 of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than

the Issuing Company are excluded from the persons described in Article 27-2, Paragraph 7, Item 1 of the Exchange Law. The same shall apply below.

8. Persons as defined in Article 27-23, Paragraph 5 of the Exchange Law, including persons recognized by the Board of Directors of the Company who are being deemed joint holders under Article 27-23, Paragraph 6 of the Exchange Law.

9. Holders (including persons defined as a holder pursuant to Article 27-23, Paragraph 3 of the Exchange Law) of the shares and other securities (as defined in Article 27-23, Paragraph 1 of the Exchange Law) issued by the Company, who are recognized by the Board of Directors of the Company as persons whose shareholding percentage (as defined in Article 27-23, Paragraph 4 of the Exchange Law) of the shares and other securities of the Company to be 20% or more.

10. Persons as defined in Article 27-23, Paragraph 5 of the Exchange Law and persons recognized by the Board of Directors of the Company who are deemed joint holders pursuant to Article 27-23, Paragraph 6 of the Exchange Law.

11. A person who gives public notice of conducting a tender offer (as defined in Article 27-2, Paragraph 6 of the Exchange Law) to purchase the shares and other securities of the Company (for purposes of this note, the terms "shares and other securities" and "purchase" are defined as set forth in Article 27-2, Paragraph 1 of the Exchange Law), who is recognized by the Board of Directors of the Company to hold (including situations considered equivalent to ownership pursuant to Article 7, Paragraph 1 of the Financial Instruments and Exchange Law Enforcement Ordinance), after the completion of such tender offer, a number of shares and other securities representing a share ownership percentage (as defined in Article 27-2, Paragraph 8 of the Law) totaling 20% or more of the shares and other securities issued by the Company, when aggregated with the percentage of shares and other securities owned by a person having a special relationship (Note 12).

12. Defined in Article 27-2, Paragraph 7 of the Exchange Law. Includes persons deemed to fall under this provision by the Board of Directors of the Company. Persons provided for in Article 3, Paragraph 2 of the Cabinet Office Regulations concerning Disclosure of a Tender Offer by an Acquirer other than the Issuing Company are excluded from the persons described in Article 27-2, Paragraph 7, Item1 of the Exchange Law.

13. Persons recognized by the Board of Directors of the Company as effectively controlling, being effectively controlled by, or being under common control with any of those parties listed in "③. (ii), (d), 2) vi) Exercise Conditions of the Stock Acquisition Rights" ("Parties"), or as acting in cooperation with any of such Parties.

****

(Note) Figures smaller than the relevant quoted units have been truncated. Ratios have been rounded off in accordance with the relevant quoted decimals.

Effective from the 147th term, figures smaller than the relevant quoted units with respect to "Net Profit Per Share or Net Loss Per Share" have been rounded off.

End of ANNEX 1

Consolidated Financial Data for Meiji Seika Kaisha Ltd. (the "Company") extracted from its 149th Annual Securities Report, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan on June 27, 2008 (pages 64 ~ 95)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Nonconsolidated Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the current fiscal year (from April 1, 2007 to March 31, 2008) were prepared in accordance with the Consolidated Financial Statements Regulations as amended. The consolidated financial statements for the previous fiscal year (from April 1, 2006 to March 31, 2007) have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment.

2. Audit Certificate

The consolidated financial statements of the Company for the year ended March 31, 2007 and the accounting period ended March 31, 2007 ("Fiscal 2006") have been audited by certified public accountants The Fuji Accounting Office pursuant to Article 193-2 of the Securities and Exchange Law of Japan. The consolidated financial statements of the Company for the year ended March 31, 2008 ("Fiscal 2007") and the accounting period ended March 31, 2008, have been audited by certified public accountants The Fuji Accounting Office pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(¥ millions)

ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Current Assets					
Cash and Time Deposits		14,773		11,802	
Notes and Accounts Receivable	*5	84,365		78,834	
Inventories		43,180		47,667	
Deferred Tax Assets (current)		4,862		7,136	
Other Current Assets		5,298		4,142	
Allowance for Doubtful Receivables		(22)		(31)	
Total Current Assets		152,457	43.4	149,550	42.9
Fixed Assets					
Property, Plant and Equipment:	*2				
Buildings and Structures		70,789		75,995	
Machinery and Equipment		35,712		40,000	
Tools, Furniture and Fixtures		2,033		2,156	
Land		24,089		24,486	
Construction in Progress		4,415		2,915	
Total Property, Plant and Equipment (net)		137,041		145,554	
Intangible Fixed Assets:					
Goodwill		3,484		2,855	
Other Intangible Fixed Assets		3,776		3,223	
Total Intangible Fixed Assets		7,260		6,078	
Investment and Other Assets:					
Investment Securities	*1,2	46,937		42,827	
Deferred Tax Assets (Non-current)		291		361	
Other Investments and Advances	*1	8,712		5,155	
Allowance for Doubtful Accounts		(1,186)		(917)	
Total Investments and Other Assets		54,754		47,426	
Total Fixed Assets:		199,057	56.6	199,059	57.1
TOTAL ASSETS		351,514	100.0	348,609	100.0

(¥ millions)

LIABILITIES	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Current Liabilities					
Notes and Accounts Payable	*5	34,902		31,185	
Short-Term Bank Loans	*2	21,297		15,569	
Corporate Bonds Payable (Redemption within One Year)		20,000		—	
Commercial Paper		4,500		6,000	
Accrued Expenses		13,414		12,506	
Accrued Income Taxes		1,834		2,982	
Reserve for Employees' Bonuses		4,278		3,931	
Reserve for Returned Goods		340		369	
Reserve for Sales Rebates		5,591		5,213	
Equipment Notes Payable		119		—	
Other Current Liabilities		9,221		12,934	
Total Current Liabilities		115,498	32.9	90,692	26.0
Long-term Liabilities					
Corporate Bonds		20,000		55,000	
Long-Term Debt	*2	17,130		21,377	
Deferred Tax Liabilities (Non-Current)		15,810		11,422	
Employees' Retirement Benefits		16,504		11,205	
Reserve for Directors' Retirement Bonuses		295		236	
Other Long-term Liabilities		3,510		3,562	
Total Long-term Liabilities		73,251	20.8	102,805	29.5
TOTAL LIABILITIES		188,750	53.7	193,498	55.5
NET ASSETS					
Shareholders' Equity					
Common Stock		28,363	8.1	28,363	8.1
Capital Surplus		34,949	9.9	34,947	10.0
Retained Earnings		81,173	23.1	84,306	24.2
Treasury Stock		(3,485)	(1.0)	(3,530)	(1.0)
Total Shareholders' Equity		140,999	40.1	144,087	41.3
Valuation and Translation Adjustments					
Difference in Valuation of Other Securities		17,245	4.9	8,631	2.5
Deferred Gains or Losses on Hedges		816	0.3	(1,886)	(0.5)
Foreign Currency Translation Adjustments		44	0.0	425	0.1
Total Valuation and Translation Adjustments		18,107	5.2	7,171	2.1
Minority Interests		3,656	1.0	3,852	1.1
Total Net Assets		162,763	46.3	155,111	44.5
Total Liabilities and Net Assets		351,514	100.0	348,609	100.0

CONSOLIDATED INCOME STATEMENT

(¥ millions)

	(Note)	Fiscal 2006		Fiscal 2007	
		Amount	Share of Total (%)	Amount	Share of Total (%)
Net Sales		393,853	100.0	404,711	100.0
Cost of sales	*2	220,942	56.1	234,228	57.9
Gross profit		172,910	43.9	170,483	42.1
Transfer to Reserve for Returned Goods		50	0.0	—	—
Reversal from Reserve for Returned Goods		—	—	70	0.0
Adjusted Gross Profit		172,860	43.9	170,553	42.1
Selling, General and Administrative Expenses	*1,2				
Selling Expenses		117,300		116,862	
General and Administrative Expenses		42,976		40,965	
Total Selling, General and Administrative Expenses		160,276	40.7	157,827	39.0
Operating income		12,584	3.2	12,725	3.1
Other Income					
Interest Income		75		110	
Dividend Income		868		933	
Rent for Personal and Real Property		592		591	
Gain on Foreign Currency Exchange		303		—	
Other Income		869		1,253	
Equity-Method Investment Gain		112		73	
Total Other Income		2,822	0.7	2,962	0.8
Other Expenses					
Interest Expenses		1,313		1,555	
Other Losses		1,465		2,432	
Total Other Expenses		2,778	0.7	3,987	1.0
Ordinary Income		12,627	3.2	11,701	2.9
Extraordinary Income					
Gain on Sales of Property, Plant and Equipment	*3	249		1,739	
Gain on Sales of Investment Securities		720		462	
Other Extraordinary Income		320		59	
Total Extraordinary Income		1,290	0.3	2,261	0.6
Extraordinary Losses					
Loss on Disposal of Property, Plant and Equipment	*4	1,728		1,326	
Loss on Product Collection		—		338	
Loss on Valuation of Investments in Affiliates		466		—	
Other Extraordinary Losses		614		212	
Total Extraordinary Losses		2,810	0.7	1,876	0.5
Income before Income Taxes		11,108	2.8	12,086	3.0
Income Taxes		2,929		4,383	
Reversal of the Prior Year's Income Taxes		605		—	
Income taxes – Deferred		2,832		1,157	
Total		5,157	1.3	5,540	1.4
Minority Interests		470	0.1	304	0.1
Net Income		5,480	1.4	6,240	1.5

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2006 (April 1, 2006-March 31, 2007) (¥ millions)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2006	28,363	34,948	79,595	(2,233)	140,673
Changes in the Fiscal Year					
Cash Dividends*			(2,478)		(2,478)
Cash Dividends			(1,334)		(1,334)
Directors' Bonuses*			(91)		(91)
Net Income			5,480		5,480
Acquisition of Treasury Stock				(1,265)	(1,265)
Disposal of Treasury Stock		0		13	13
Increase in Surplus Due to Increase in Consolidated Subsidiaries			1		1
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year					
Total Changes in the Fiscal Year	—	0	1,577	(1,252)	325
Balance as of March 31, 2007	28,363	34,949	81,173	(3,485)	140,999

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Difference in Valuation of Other Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2006	17,730	—	(642)	17,088	2,897	160,659
Changes in the Fiscal Year						
Cash Dividends*						(2,478)
Cash Dividends						(1,334)
Directors' Bonuses*						(91)
Net Income						5,480
Acquisition of Treasury Stock						(1,265)
Disposal of Treasury Stock						13
Increase in Surplus Due to Increase in Consolidated Subsidiaries						1
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year	(484)	816	687	1,019	759	1,778
Total Changes in the Fiscal Year	(484)	816	687	1,019	759	2,104
Balance as of March 31, 2007	17,245	816	44	18,107	3,656	162,763

(*) Dividends and bonuses were approved at the General Meeting of Shareholders held in June 2006.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2007 (April 1, 2007-March 31, 2008) (¥ millions)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2007	28,363	34,949	81,173	(3,485)	140,999
Changes in the Fiscal Year					
Cash Dividends			(2,653)		(2,653)
Net Income			6,240		6,240
Acquisition of Treasury Stock				(58)	(58)
Disposal of Treasury Stock		(1)		13	12
Decrease in Surplus Due to Increase in Consolidated Subsidiaries			(453)		(453)
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year					
Total Changes in the Fiscal Year	—	(1)	3,133	(44)	3,087
Balance as of March 31, 2008	28,363	34,947	84,306	(3,530)	144,087

	Valuation and Translation Adjustments				Minority Interests	Total Net Assets
	Difference in Valuation of Other Securities	Deferred Gains on Hedges	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments		
Balance as of March 31, 2007	17,245	816	44	18,107	3,656	162,763
Changes in the Fiscal Year						
Cash Dividends						(2,653)
Net Income						6,240
Acquisition of Treasury Stock						(58)
Disposal of Treasury Stock						12
Decrease in Surplus Due to Increase in Consolidated Subsidiaries						(453)
Net Changes in Non-Shareholders' Equity Items During the Fiscal Year	(8,613)	(2,702)	380	(10,936)	196	(10,739)
Total Changes in the Fiscal Year	(8,613)	(2,702)	380	(10,936)	196	(7,652)
Balance as of March 31, 2008	8,631	(1,886)	425	7,171	3,852	155,111

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
		Amount	Amount
Cash Flows from Operating Activities			
Income before Income Taxes		11,108	12,086
Depreciation and Amortization		14,655	15,508
Amortization of Goodwill		528	560
Loss on Disposal of Property, Plant and Equipment		1,619	1,127
Loss on Valuation of Investment Securities		466	13
Increase (Decrease) in Allowance for Doubtful Accounts		236	(2)
Increase (Decrease) in Employee Bonus Allowance		(66)	(346)
Increase (Decrease) in Employee Retirement Allowance		(8,273)	(5,283)
Interest and Dividends Received		(943)	(1,044)
Interest Expenses		1,313	1,555
Equity in Loss (Income) of Equity-Method Affiliates		(112)	(73)
Gain (Loss) on Sale of Property, Plant and Equipment		(176)	(1,729)
Gain (Loss) on Sale of Investment Securities		(722)	(427)
Decrease (Increase) in Trade Receivables		(5,461)	5,976
Decrease (Increase) in Inventories		956	(4,164)
Increase (Decrease) in Trade Payables		8,248	(5,694)
Increase (Decrease) in Other Assets and Liabilities		(1,071)	(882)
Directors' Bonuses Paid		(91)	—
Directors' Bonuses Paid by Minority Shareholders		(1)	—
Sub-total		22,210	17,177
Interest and Dividends Received		1,079	1,169
Interest Paid		(1,339)	(1,495)
Income Taxes Paid		(4,632)	(3,325)
Net Cash Provided by Operating Activities		17,318	13,525
Cash Flow from Investing Activities			
Payments for Time Deposits		(982)	(827)
Proceeds from Withdrawal of Time Deposits		962	1,083
Payments for Purchases of Property, Plant and Equipment		(13,220)	(20,705)
Proceeds from Sales of Property, Plant and Equipment		885	1,910
Payments for Purchases of Investment Securities		(2,804)	(11,372)
Proceeds from Sales of Investment Securities		803	1,230
Payments for Loans		(0)	—
Proceeds from Loan Collections		6	0
Other		(4,037)	(259)
Net Cash Used in Investing Activities		(18,387)	(28,939)
Cash Flows from Financing Activities			
Increase (Decrease) in Short-Term Borrowings		(1,065)	(689)
Increase (Decrease) in Commercial Paper		4,500	1,500
Proceeds from Long-Term Borrowings		6,170	5,766
Repayment of Long-Term Borrowings		(7,849)	(6,641)
Proceeds from Bond Issuance		—	35,000
Redemption of Bonds		—	(20,000)
Proceeds from Capital Contribution from Minority Shareholders		285	—
Net Payments for Acquisition/Sale of Treasury Stock		(1,251)	(45)
Dividends Paid		(3,812)	(2,653)
Dividends Paid to Minority Shareholders		(114)	(130)
Net Cash Provided by (Used in) Financing Activities		(3,138)	12,105

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
		Amount	Amount
Translation Adjustment on Cash and Cash Equivalents		(37)	143
Net Increase (Decrease) in Cash and Cash Equivalents		(4,244)	(3,164)
Cash and Cash Equivalents at Beginning of Year		18,755	14,513
Increase (Decrease) in Cash and Cash Equivalents Due to Change in the Number of Consolidated Subsidiaries		2	443
Cash and Cash Equivalents at End of Year		14,513	11,792

SIGNIFICANT ACCOUNTING POLICIES

	Fiscal 2006	Fiscal 2007
1. Scope of consolidation	(1) Consolidated subsidiaries: 23 companies Meiji Food Materia Co., Ltd., Donan Shokuhin Co., Ltd., Zao Shokuhin Kaisha, Ltd., Ronde. Corporation, Meiji Sangyo Co., Ltd., Meiji Chewing Gum Co., Ltd., Azteca Co., Ltd., Okayamaken Shokuhin Co., Ltd., Shikoku Meiji Co.,Ltd., Taiyo Shokuhin Co., Ltd., Meiji Sports Plaza, Ltd., Meiji Aqa Sports, Ltd. Kitasato Pharmaceutical Industry Co., Ltd., D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc., Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., Meiji Seika Europe B.V. (Newly consolidated) Included in the scope of consolidation due to increased materiality: 2 companies Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd.	(1) Consolidated subsidiaries: 24 companies Meiji Food Materia Co., Ltd., Donan Shokuhin Co., Ltd., Zao Shokuhin Kaisha, Ltd., Ronde. Corporation, Meiji Sangyo Co., Ltd., Meiji Chewing Gum Co., Ltd., Azteca Co., Ltd., Okayamaken Shokuhin Co., Ltd., Shikoku Meiji Co.,Ltd., Taiyo Shokuhin Co., Ltd., Meiji Sports Plaza, Ltd., Kitasato Pharmaceutical Industry Co., Ltd., D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc., Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., Meiji Seika Europe B.V. (Newly consolidated) Included in the scope of consolidation due to increased materiality: 2 companies Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd. (Excluded) Excluded as a result of a merger: 1 company Meiji Aqa Sports, Ltd.
	(2) Nonconsolidated subsidiaries: 11 companies Major nonconsolidated subsidiary: Meiji Business Support Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the nonconsolidated subsidiaries do not affect the accompanying consolidated financial statements and are insignificant.	(2) Nonconsolidated subsidiaries: 7 companies Major nonconsolidated subsidiary: Meiji Business Support Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the nonconsolidated subsidiaries do not affect the accompanying consolidated financial statements and are insignificant.

	Fiscal 2006	Fiscal 2007
2. Application of equity method	(1) Affiliated companies accounted for by the equity method: 2 companies sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Thai Meiji Food Co., Ltd. (Newly subject to application) Included in the scope of consolidation due to increased materiality: 1 company Thai Meiji Food Co., Ltd. (2) Significant affiliated companies accounted for by the equity method: 2 companies Nonconsolidated subsidiary: Meiji Business Support Co., Ltd. Affiliated company: Meiji Shokuhin Kaisha, Ltd. The total net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the affiliated companies accounted for by the equity method do not affect the accompanying consolidated financial statements and are insignificant. (3) Matters deemed necessary to include concerning the procedures with respect to the application of the equity method Among the affiliated companies accounted for by the equity method, the fiscal year end of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. and Thai Meiji Food Co., Ltd. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2006.	(1) Affiliated companies accounted for by the equity method: 3 companies sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. Thai Meiji Food Co., Ltd. Pokka Corporation (Newly subject to application) Included in the scope of consolidation due to acquisition of shares: 1 company Pokka Corporation The acquisition date for the shares of Pokka Corporation is deemed to be the balance sheet date of Fiscal 2007. (2) Significant affiliated companies accounted for by the equity method: 2 companies Nonconsolidated subsidiary: Meiji Business Support Co., Ltd. Affiliated company: Meiji Shokuhin Kaisha, Ltd. The total net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest) of the affiliated companies accounted for by the equity method do not affect the accompanying consolidated financial statements and are insignificant. (3) Matters deemed necessary to include concerning the procedures with respect to the application of the equity method Among the affiliated companies accounted for by the equity method, the fiscal year end of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd. and Thai Meiji Food Co., Ltd. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2007.

	Fiscal 2006	Fiscal 2007
3. Fiscal year-ends of the consolidated subsidiaries	Among the consolidated subsidiaries, the fiscal year end of D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc. Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Industries, Thai Meiji Pharmaceutical Co., Ltd., and Meiji Seika Europe B.V. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2006 and made necessary adjustments for any significant transactions which occurred between December 31, 2006 and the consolidated fiscal year end.	Among the consolidated subsidiaries, the fiscal year end of D.F. Stauffer Biscuit Co., Inc., Laguna Cookie Co., Inc. Meiji Seika (Singapore) Pte. Ltd., Cecilia Confectionery Pte. Ltd., Five Stars Dairy Ingredients Pte. Ltd., Meiji Seika (Shanghai) Co., Ltd., Meiji Seika Food Industry (Shanghai) Co., Ltd., Tedec-Meiji Farma S.A., Mabo Farma S.A., P.T. Meiji Indonesian Pharmaceutical Co., Ltd., Thai Meiji Pharmaceutical Co., Ltd., and Meiji Seika Europe B.V. is December 31. Therefore, the Company prepared its consolidated financial statements using the financial statements of such companies as of December 31, 2007 and made necessary adjustments for any significant transactions which occurred between December 31, 2007 and the consolidated fiscal year end.
4. Accounting Policies	(1) Basis and method of valuation of major assets (a) Valuation of securities <u>Marketable securities</u> (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices Cost method based on the moving-average method. (b) Derivative financial instruments: Stated at market value. (c) Inventories Inventories, including finished and semifinished products as well as work in progress, are valued at cost, which is determined mainly by the average cost method. Supplies and raw materials are stated at the lower of cost or market value.	(1) Basis and method of valuation of major assets (a) Valuation of securities <u>Marketable securities</u> (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices Cost method based on the moving-average method. (b) Derivative financial instruments: Stated at market value. (c) Inventories Inventories, including finished and semifinished products as well as work in progress, are valued at cost, which is determined mainly by the average cost method. Supplies and raw materials are stated at the lower of cost or market value.

	Fiscal 2006	Fiscal 2007
	(2) Depreciation methods applicable to major depreciable assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1995 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding attached fixtures) acquired on or after April 1, 1998 is calculated by the straight-line method. Overseas consolidated subsidiaries mainly use the straight-line method to calculate depreciation. Principal useful lives of assets are as follows: Buildings and structures: 10-50 years Machinery and equipment 4-9 years (b) Intangible fixed assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company charges to income an amount based on actual loss experience for normal accounts, plus an amount for projected unrecoverable amounts based on assessments of individual designated accounts, such as credits from companies in danger of bankruptcy. (b) Allowance for bonuses The Company provides an allowance for employees' bonuses based on the estimated amounts of payment to full-time employees for the period subject to bonus payments.	(2) Depreciation methods applicable to major depreciable assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1995 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding attached fixtures) acquired on or after April 1, 1998 is calculated by the straight-line method. Overseas consolidated subsidiaries mainly use the straight-line method to calculate depreciation. Principal useful lives of assets are as follows: Buildings and structures: 10-50 years Machinery and equipment 4-9 years (b) Intangible fixed assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company charges to income an amount based on actual loss experience for normal accounts, plus an amount for projected unrecoverable amounts based on assessments of individual designated accounts, such as credits from companies in danger of bankruptcy. (b) Allowance for bonuses The Company provides an allowance for employees' bonuses based on the estimated amounts of payment to full-time employees for the period subject to bonus payments.

	Fiscal 2006	Fiscal 2007
	(c) Reserve for returned goods To provide for losses on the return of goods and products, the Company records an amount equal to accounts receivable at fiscal year end multiplied by the actual rate of return and sales margins. (d) Reserve for sales rebates The Company provides a reserve for sales rebates on goods and products it has sold estimated based on the actual rebate rates. (e) Employees' retirement benefits The Company and some consolidated subsidiaries provide for employees' accrued retirement benefits by charging to income the amount recognized as having been incurred based upon the projected amounts of the liability for accrued retirement benefits and pension assets at the end of the consolidated fiscal year. Certain consolidated subsidiaries charge the difference arising from the change in accounting standards (¥195 million) to income on a pro rata basis over seven years. Prior service liabilities are amortized on the straight-line method over a specified number of years (four), that is less than the average remaining period of employment for employees from the time the liability arose. The difference based on an actuarial calculation is charged to income beginning in the following consolidated fiscal year, using the pro rata amounts based on a specified number of years (seven) that is less than the average remaining period of employment for employees at the time the difference arose.	(c) Reserve for returned goods To provide for losses on the return of goods and products, the Company records an amount equal to accounts receivable at fiscal year end multiplied by the actual rate of return and sales margins. (d) Reserve for sales rebates The Company provides a reserve for sales rebates on goods and products it has sold estimated based on the actual rebate rates. (e) Employees' retirement benefits The Company and some consolidated subsidiaries provide for employees' accrued retirement benefits by charging to income the amount recognized as having been incurred based upon the projected amounts of the liability for accrued retirement benefits and pension assets at the end of the consolidated fiscal year. Prior service liabilities are amortized on the straight-line method over a specified number of years (four), that is less than the average remaining period of employment for employees from the time the liability arose. The difference based on an actuarial calculation is charged to income beginning in the following consolidated fiscal year, using the pro rata amounts based on a specified number of years (seven) that is less than the average remaining period of employment for employees at the time the difference arose.

	Fiscal 2006	Fiscal 2007
	(f) Reserve for directors' retirement bonuses Previously, the Company provided for directors' and officers' retirement bonuses of an amount representing retirement benefit obligations as of the balance sheet date in accordance with the internal policies of the Company. However, such directors' and officers' retirement bonuses system was abrogated at the ordinary general meeting of shareholders held on June 28, 2005 and it has been determined that retirement bonus of an amount corresponding to the term of service up to and including June 28, 2005 will be paid to the directors and officers upon retirement. No further allowances have been provided for directors' retirement bonuses.	(f) Reserve for directors' retirement bonuses Previously, the Company provided for directors' and officers' retirement bonuses of an amount representing retirement benefit obligations as of the balance sheet date in accordance with the internal policies of the Company. However, such directors' and officers' retirement bonuses system was abrogated at the ordinary general meeting of shareholders held on June 28, 2005 and it has been determined that retirement bonus of an amount corresponding to the term of service up to and including June 28, 2005 will be paid to the directors and officers upon retirement. No further allowances have been provided for directors' retirement bonuses.
	(4) Standards used in translation of major assets and liabilities denominated in foreign currencies into Japanese yen, which form the basis of the consolidated financial statements. Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate as of the consolidated balance sheet date. The foreign currency translation adjustment is accounted for as a gain or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen at the exchange rate as of the balance sheet date. The income and expenses of overseas subsidiaries are translated into Japanese yen using the average exchange rate during the fiscal year. The translation adjustments are included in the foreign currency translation adjustment account and in minority interests in consolidated subsidiaries in the net assets portion of the consolidated balance sheet. (5) Major lease transactions For finance lease transactions, except for leases that transfer ownership of the property to the lessee, the usual accounting method governing lease transactions has been applied.	(4) Standards used in translation of major assets and liabilities denominated in foreign currencies into Japanese yen, which form the basis of the consolidated financial statements. Monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate as of the consolidated balance sheet date. The foreign currency translation adjustment is accounted for as a gain or loss. The assets and liabilities of overseas subsidiaries are translated into Japanese yen at the exchange rate as of the balance sheet date. The income and expenses of overseas subsidiaries are translated into Japanese yen using the average exchange rate during the fiscal year. The translation adjustments are included in the foreign currency translation adjustment account and in minority interests in consolidated subsidiaries in the net assets portion of the consolidated balance sheet. (5) Major lease transactions For finance lease transactions, except for leases that transfer ownership of the property to the lessee, the usual accounting method governing lease transactions has been applied.

	Fiscal 2006	Fiscal 2007
	(6) Hedge accounting (a) Method of hedge accounting The Company uses deferral hedge accounting. However, forward foreign exchange contracts are based on the Accounting Standards of FX Trades etc. when the requirements for the application of such standards are satisfied. Special treatment is adopted for interest rate swap contracts that satisfy the requirements for special treatment. (b) Hedge method and hedged items	(6) Hedge accounting (a) Method of hedge accounting The Company uses deferral hedge accounting. However, forward foreign exchange contracts are based on the Accounting Standards of FX Trades etc. when the requirements for the application of such standards are satisfied. Special treatment is adopted for interest rate swap contracts that satisfy the requirements for special treatment. (b) Hedge method and hedged items

Fiscal 2006:

Hedge method	Hedged items
Forward foreign exchange contracts and other instruments	Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies
Interest rate swap contracts	Loans payable

Fiscal 2007:

Hedge method	Hedged items
Forward foreign exchange contracts and other instruments	Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies
Interest rate swap contracts	Loans payable

	Fiscal 2006	Fiscal 2007
	(c) Hedging Policy The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.	(c) Hedging Policy The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.

	Fiscal 2006	Fiscal 2007
	(d) Assessment of effectiveness of hedging Because the Company and its consolidated subsidiaries are fixing their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is adopted for interest rate swap contracts, assessment of effectiveness of hedging is omitted. (7) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Accounting for consumption taxes Consumption taxes are accounted for using the net-of-tax method.	(d) Assessment of effectiveness of hedging Because the Company and its consolidated subsidiaries are fixing their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is adopted for interest rate swap contracts, assessment of effectiveness of hedging is omitted. (7) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Accounting for consumption taxes Consumption taxes are accounted for using the net-of-tax method. (b) Accounting for deferred assets All bond issuance expenses are charged to income as accrued.
5. Valuation of the assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are evaluated using the full fair value method.	The assets and liabilities of consolidated subsidiaries are evaluated using the full fair value method.
6. Amortization of Goodwill	Goodwill is amortized using the straight-line method over a 5 year period and a 15 year period.	Goodwill is amortized using the straight-line method over a 5 year period and a 15 year period.
7. Cash and cash equivalents	Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits available for withdrawal on demand and highly liquid, short-term investments with a maturity of three months or less that can be readily converted into cash and which represent a minor risk of fluctuation in value.	Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits available for withdrawal on demand and highly liquid, short-term investments with a maturity of three months or less than can be readily converted into cash and which represent a minor risk of fluctuation in value.

CHANGES IN ACCOUNTING POLICIES

Fiscal 2006	Fiscal 2007
(Accounting standards for presentation of net assets in the balance sheet) Effective from Fiscal 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥158,290 million. In accordance with revisions to the Consolidated Financial Statements Regulations, net assets have been presented in the consolidated financial statements for Fiscal 2006 in accordance with the Consolidated Financial Statements Regulations as amended.	—
(Allowance for directors' bonuses) Effective from Fiscal 2006, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonuses" issued by the Accounting Standards Board of Japan on November 29, 2005. The effect of this change on profit and loss was minimal.	—
—	(Accounting for cost of sales) In prior fiscal years, certain consolidated subsidiaries included personnel and other expenses required to operate sports clubs in selling, general and administrative expenses. Effective from Fiscal 2007, the above fitness club operating expenses are reclassified and included in cost of sales in view of the increasing importance of these expenses resulting from growth in sales of the sports club business. This change was made to more appropriately present the relationship between sales and the cost of sales. This change had the effect of increasing the cost of sales by ¥4,473 million and reducing gross profit and selling, general and administrative expenses by the same amount, compared to the amounts that would have been reported if the previous standard had been applied consistently. This change had no effect on segment information.

CHANGE IN PRESENTATION

Fiscal 2006	Fiscal 2007
(Consolidated Balance Sheet) Effective from Fiscal 2006, in accordance with revisions to the Consolidated Financial Statements Regulations, the Company presents consolidation differences (¥2,347 million in Fiscal 2006) and goodwill (¥1,137 million Fiscal 2006) as goodwill. Goodwill amounting to ¥508 million was included in "Others" of "Intangible Assets" in the consolidated balance sheet in the fiscal year ended March 31, 2006 ("Fiscal 2005").	—
(Consolidated Statement of Income) 1. Amortization of consolidated translation adjustments (¥302 million in Fiscal 2006), which was previously presented separately, is included in "Selling, general and administrative expenses" from Fiscal 2006. 2. "Gain on foreign currency exchange" (¥50 million in Fiscal 2005), which was included in "Other income" in Fiscal 2005, is presented separately effective from Fiscal 2006 because it accounts for more than 10% of total other income. 3. "Gain on sales of investment securities" (¥22 million in Fiscal 2005), which was included in "Other extraordinary income" in fisical 2005, is presented separately effective from Fiscal 2006 because it accounts for more than 10% of total extraordinary income.	—
(Consolidated Statement of Cash Flows) Effective from Fiscal 2006, due to the change in presentation of consolidation differences and goodwill, the Company presents consolidated amortization of consolidation (¥302 million in Fiscal 2006) and amortization of goodwill (¥226 million in Fiscal 2006) in "Cash flows from operating activities" as "Amortization of goodwill". Amortization of goodwill amounting to ¥226 million in fiscal 2005 was included in "Depreciation and amortization"	—

NOTES TO:
(CONSOLIDATED BALANCE SHEET)

Fiscal 2006	Fiscal 2007
*1. Investments in nonconsolidated subsidiaries and affiliated companies are as follows: (¥ millions) Investment securities (capital stock) 1,545 Others (investment in related companies) 5,443	*1. Investments in nonconsolidated subsidiaries and affiliated companies are as follows: (¥ millions) Investment securities (capital stock) 9,941 Others (investment in related companies) 1,983
*2. Details of collateral and secured liabilities (1) Collateral (¥millions) Buildings 24,729 Land 312 Investment securities 1,518 (2) Secured liabilities (¥millions) Long-term loans 4,881 (including current portions of long-term loans payable within 1 year) *3. Contingent liabilities (1) Guarantees (for loans from financial institutions companies to nonconsolidated subsidiaries and employees) (¥millions) Meiji Seika (Shanghai) Co., Ltd. 471 PT CERES MEIJI INDOTAMA 239 Employees 1,030 Total 1,740 *4. Notes receivable discounted: ¥102 million *5. Maturity of drafts on balance sheet date Drafts which mature at the end of the consolidated fiscal period are accounted for as of the date of exchange. Because the balance sheet date for Fiscal 2006 was a bank holiday, the balance with respect to the following drafts has been included in the balance for Fiscal 2006. (¥ millions) Drafts receivable 620 Drafts payable 149	*2. Details of collateral and secured liabilities (1) Collateral (¥millions) Buildings 22,823 Land 5 (2) Secured liabilities (¥millions) Long-term loans 3,466 (including current portions of long-term loans payable within 1 year) *3. Contingent liabilities (1) Guarantees (for loans from financial institutions companies to nonconsolidated subsidiaries and employees) (¥millions) PT CERES MEIJI INDOTAMA 250 Employees 848 Total 1,099 *4. Notes receivable discounted: ¥99 million *5. —

(CONSOLIDATED INCOME STATEMENT)

Fiscal 2006	Fiscal 2007
*1. The following are the major components of selling, general and administrative expenses (¥ millions) Sales promotion expenses 50,456 Transfer to reserve for sales rebates 5,591 Salaries and wages 22,829 Transfer to employee bonus allowance 3,053 Transfer to reserve for directors' retirement bonuses 4	*1. The following are the major components of selling, general and administrative expenses (¥ millions) Sales promotion expenses 51,866 Transfer to reserve for sales rebates 5,213 Salaries and wages 21,750 Transfer to employee bonus allowance 2,656 Transfer to reserve for directors' retirement bonuses 4
*2. Research and development expenses included in selling, general and administrative expenses and cost of sales in the current fiscal year ¥15,926 million	*2. Research and development expenses included in selling, general and administrative expenses and sales in the current fiscal year ¥14,766 million
*3. The following is the major component of gain on sales of property, plant and equipment Gain on sale of land ¥228 million	*3. The following is the major component of gain on sales of property, plant and equipment Gain on sale of land ¥1,718 million
*4. Loss on disposal of property, plant and equipment (¥ millions) Buildings and structures 761 Machinery and equipment 792 Other 174 Total 1,728	*4. Loss on disposal of property, plant and equipment (¥ millions) Buildings and structures 228 Machinery and equipment 829 Other 267 Total 1,326

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

Fiscal 2006 (April 1, 2006-March 31, 2007)

1. Matters related to type and number of issued and outstanding shares and type and number of treasury stock

	Number of shares as of March 31, 2006 (thousands of shares)	Increase in number of shares during Fiscal 2006 (thousands of shares)	Decrease in number of shares during Fiscal 2006 (thousands of shares)	Number of shares as of March 31, 2007 (thousands of shares)
Issued and outstanding shares				
Common stock	385,535	–	–	385,535
Total	385,535	–	–	385,535
Treasury stock				
Common stock	4,267	2,122	24	6,364
Total	4,267	2,122	24	6,364

(Note) The increase in the number of shares of common treasury stock was due to the acquisition of 2 million shares pursuant to the provisions of the Articles of Incorporation, in accordance with Article 165, Paragraph 2 of the Companies Act of Japan, and purchases of 122 thousand fractional shares.

2. Matters related to dividends

(1) Dividend payment

The following matters were approved at the ordinary general meeting of shareholders held on June 28, 2006:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥2,478 million
  - (b) Dividends per share: ¥6.50
  - (c) Record date: March 31, 2006
  - (d) Effective date: June 29, 2006

The following matters were approved at the meeting of the Board of Directors held on November 9, 2006:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,334 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: September 30, 2006
  - (d) Effective date: December 7, 2006

(2) Dividends whose record date is attributable to Fiscal 2006 but which the effective date is in the following fiscal year

The following matters were approved at the meeting of the Board of Directors held on May 15, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,327 million
  - (b) Source of dividends: Retained earnings
  - (c) Dividends per share: ¥3.50
  - (d) Record date: March 31, 2007
  - (e) Effective date: June 11, 2007

Fiscal 2007 (April 1, 2007-March 31, 2008)

1. Matters related to type and number of issued and outstanding shares and type and number of treasury stock

	Number of shares as of March 31, 2007 (thousands of shares)	Increase in number of shares during Fiscal 2007 (thousands of shares)	Decrease in number of shares during Fiscal 2007 (thousands of shares)	Number of shares as of March 31, 2008 (thousands of shares)
Issued and outstanding shares				
Common stock	385,535	–	–	385,535
Total	385,535	–	–	385,535
Treasury stock				
Common stock	6,364	109	25	6,448
Total	6,364	109	25	6,448

(Note) The increase in the number of shares of common treasury stock was due to purchases of fractional shares.
The decrease in the number of shares of common treasury stock was due to sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

The following matters were approved at the meeting of the Board of Directors held on May 15, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,327 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: March 31, 2007
  - (d) Effective date: June 11, 2007

The following matters were approved at the meeting of the Board of Directors held on November 8, 2007:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,326 million
  - (b) Dividends per share: ¥3.50
  - (c) Record date: September 30, 2007
  - (d) Effective date: December 6, 2007

(2) Dividends whose record date is attributable to Fiscal 2007 but which the effective date is in the following fiscal year

The following matters were approved at the meeting of the Board of Directors held on May 13, 2008:

- Matters related to common stock dividends
  - (a) Total amount of dividends: ¥1,326 million
  - (b) Source of dividends: Retained earnings
  - (c) Dividends per share: ¥3.50
  - (d) Record date: March 31, 2008
  - (e) Effective date: June 10, 2008

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Fiscal 2006	Fiscal 2007
Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:	Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:

Fiscal 2006

	(¥ millions)
Cash and deposits	14,773
Time deposits with maturity period of more than 3 months	(259)
Cash and cash equivalents	14,513

Fiscal 2007

	(¥ millions)
Cash and deposits	11,802
Time deposits with maturity period of more than 3 months	(10)
Cash and cash equivalents	11,792

(LEASE TRANSACTIONS)

Fiscal 2006

1. Finance lease transactions, except for leases that transfer ownership of the property to the lessee, are as follows;

(a) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Net book value equivalents
Machinery, equipment and vehicles	3,104	1,286	1,817
Equipment and fixtures	3,643	1,953	1,689
Total	6,747	3,240	3,507

Acquisition cost equivalents are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(b) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	1,295
Due after one year	2,212
Total	3,507

The amounts corresponding to the outstanding balance of future lease payments at the end of the fiscal year are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(c) Paid lease fees and equivalent depreciation expense amount

	(¥ millions)
Lease expenses	1,380
Equivalent depreciation expense amount	1,380

(d) Calculation method of depreciation equivalents

Equivalent depreciation expense amount is calculated using the straight-line method, with the lease period as the useful life and zero (0) as the residual value.

(e) Loss on impairment

No loss on impairment was allocated to leased assets.

2. Operating lease transactions

Outstanding balances of future lease payments are as follows:

	(¥ millions)
Due within one year	183
Due after one year	1,613
Total	1,797

Fiscal 2007

Finance lease transactions, except for leases that transfer ownership of the property to the lessee, are as follows;

(a) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Net book value equivalents
Machinery, equipment and vehicles	3,535	1,774	1,761
Equipment and fixtures	3,541	1,712	1,828
Total	7,076	3,486	3,590

Acquisition cost equivalents are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(b) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	1,233
Due after one year	2,356
Total	3,590

The amounts corresponding to the outstanding balance of future lease payments at the end of the fiscal year are calculated by the interest payment inclusion method because the outstanding balance of future lease payments at the end of the fiscal year is a small percentage of the fiscal year-end balance of property, plant and equipment.

(c) Paid lease fees and equivalent depreciation expense amount

	(¥ millions)
Lease expenses	1,499
Equivalent depreciation expense amount	1,499

(d) Calculation method of depreciation equivalents

Equivalent depreciation expense amount is calculated using the straight-line method, with the lease period as the useful life and zero (0) as the residual value.

(e) Loss on impairment

No loss on impairment was allocated to leased assets.

2. Operating lease transactions are as follows;

Outstanding balances of future lease payments are as follows:

	(¥ millions)
Due within one year	175
Due after one year	1,370
Total	1,546

(SECURITIES)

Fiscal 2006 (April 1, 2006-March 31, 2007)

1. Other securities with market prices (as of March 31, 2007) (¥ millions)

Classification		Acquisition cost	Book value	Difference
Securities with market prices exceeding acquisition costs	Stocks	13,509	42,842	29,333
	Others	41	64	23
	Sub-total	13,550	42,906	29,356
Securities with market prices not exceeding acquisition costs	Stocks	293	215	(77)
	Others	136	131	(4)
	Sub-total	429	347	(81)
Total		13,979	43,254	29,274

2. Other securities sold during Fiscal 2006 (from April 1, 2006 to March 31, 2007) (¥ millions)

Sales amounts ¥ 757 million
Total gains on sales ¥ 720 million
Total losses on sales ¥ — million

3. Book value of major securities not marked to market (as of March 31, 2007) (¥ millions)

Classification		Book value
Other securities	Unlisted stocks	1,137
	Preferred securities	1,000

4. Expected redemption values of other securities with future maturity (as of March 31, 2007) (¥ millions)

Classification		Within one year	From 1-5 years	Over 5 years
Other securities	Bonds and debentures	—	—	—
	Other	—	120	—
Total		—	120	—

(Note) Impairment losses are recognized where the market price of securities has declined by 50% or more from their acquisition costs as of the end of the fiscal period. Where the market price has declined by approximately 30% to 50%, an amount considered necessary after the recoverability of such securities and other factors has been considered is recognized as impairment losses.

Fiscal 2007 (April 1, 2007-March 31, 2008)

1. Other securities with market prices (as of March 31, 2008) (¥ millions)

Classification		Acquisition cost	Book value	Difference
Securities with market prices exceeding acquisition costs	Stocks	12,889	28,411	15,522
	Others	41	46	5
	Sub-total	12,930	28,458	15,528
Securities with market prices not exceeding acquisition costs	Stocks	3,714	2,868	(846)
	Others	136	115	(21)
	Sub-total	3,850	2,983	(867)
Total		16,780	31,442	14,661

2. Other securities sold during Fiscal 2007 (from April 1, 2007 to March 31, 2008) (¥ millions)

Sales amounts ¥ 1,230 million
Total gains on sales ¥ 462 million
Total losses on sales ¥ 36 million

3. Book value of major securities not marked to market (as of March 31, 2008) (¥ millions)

Classification		Book value
Other securities	Unlisted stocks	444
	Preferred securities	1,000

4. Expected redemption values of other securities with future maturity (as of March 31, 2008) (¥ millions)

Classification		Within one year	From 1-5 years	Over 5 years
Other securities	Bonds and debentures	—	—	—
	Other	—	99	—
Total		—	99	—

(Note) Impairment losses are recognized where the market price of securities has declined by 50% or more from their acquisition costs as of the end of the fiscal period. Where the market price has declined by approximately 30% to 50%, an amount considered necessary after the recoverability of such securities and other factors has been considered is recognized as impairment losses.

(DERIVATIVE TRANSACTIONS)

<table>
<tr><th>Fiscal 2006</th><th>Fiscal 2007</th></tr>
<tr><td>
1. Status of derivative transactions
The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.
In using forward foreign exchange contracts, which involve risks of fluctuations in exchange rates, and interest rate swaps, which involve risks of fluctuations in interest rates, the Company and its consolidated subsidiaries consider the credit risk of nonperformance by the counterparties to these derivative positions to be minimal because they enter into derivative transactions only with domestic banks and other financial institutions that have high credit ratings.

The Company and its consolidated subsidiaries enter into forward foreign exchange contracts, interest rate swaps and other derivative contracts in compliance with their internal policies.
The Company uses derivative transactions and undertakes hedge accounting.
(a) Hedge method and hedged items
<table>
<tr><th>Hedge method</th><th>Hedged items</th></tr>
<tr><td>Forward foreign exchange contracts and other instruments</td><td>Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies</td></tr>
<tr><td>Interest rate swap contracts</td><td>Loans payable</td></tr>
</table>
(b) Hedging policy
The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.
</td><td>
1. Status of derivative transactions
The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.
In using forward foreign exchange contracts, which involve risks of fluctuations in exchange rates, and interest rate swaps, which involve risks of fluctuations in interest rates, the Company and its consolidated subsidiaries consider the credit risk of nonperformance by the counterparties to these derivative positions to be minimal because they enter into derivative transactions only with domestic banks and other financial institutions that have high credit ratings.

The Company and its consolidated subsidiaries enter into forward foreign exchange contracts, interest rate swaps and other derivative contracts in compliance with their internal policies.
The Company uses derivative transactions and undertakes hedge accounting.
(a) Hedge method and hedged items
<table>
<tr><th>Hedge method</th><th>Hedged items</th></tr>
<tr><td>Forward foreign exchange contracts and other instruments</td><td>Trade payables and receivables denominated in foreign currencies and expected transactions denominated in foreign currencies</td></tr>
<tr><td>Interest rate swap contracts</td><td>Loans payable</td></tr>
</table>
(b) Hedging policy
The Company and its consolidated subsidiaries use forward foreign exchange contracts and other instruments to mitigate the exchange risk associated with import and export transactions conducted in the normal course of business, and also use interest rate swaps to mitigate the interest rate risk involved in procuring funds. The Company and its consolidated subsidiaries do not use derivatives for speculative purposes.
</td></tr>
</table>

Fiscal 2006	Fiscal 2007
(c) Method of assessing the effectiveness of hedging Because the Company and its consolidated subsidiaries fix their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated *subsidiaries have adopted the Accounting Standards of* FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is applied to interest rate swap contracts, assessment of hedging effectiveness is omitted.	(c) Method of assessing the effectiveness of hedging Because the Company and its consolidated subsidiaries fix their future yen-denominated cash flow by using foreign forward exchange contracts and other instruments, the Company and its consolidated subsidiaries have adopted the Accounting Standards of FX Trades etc., and satisfy the requirements of the post-test. Furthermore, as a pre-test, the Company and its consolidated subsidiaries verify whether they are in compliance with their risk management policies when entering into forward foreign exchange contracts and other derivative transactions. Because special treatment is applied to interest rate swap contracts, assessment of hedging effectiveness is omitted.

2. Items concerning market values, etc. of transactions (¥ millions)

Classification	Fiscal 2006				Fiscal 2007			
	Contractual amount	Contractual amount due after one year	Market value	Valuation gain (loss)	Contractual amount	Contractual amount due after one year	Market value	Valuation gain (loss)
Currency swap (receive U.S. dollars, pay Japanese yen)	—	—	—	—	5,410	5,229	(276)	(276)
Total	—	—	—	—	5,410	5,229	(276)	(276)

(Notes) 1. Calculation method of market value
Calculated based on the prices obtained from the financial institutions with which the Company and its consolidated subsidiaries enter into transactions.
2. Derivative transactions which are subject to hedge accounting are not included in the above.

(RETIREMENT BENEFITS)

Fiscal 2006	Fiscal 2007
1. The Company and its consolidated subsidiaries provide three contributory defined benefit plans that use market rates (cash-balance plans): a pension plan, a qualified pension plan and a lump-sum severance payment plan. Moreover, the Company and its consolidated subsidiaries may make a special cash payment to employees who retire early and are not eligible to receive retirement benefits according to actuarial calculations based on accounting for retirement benefits. Certain consolidated overseas subsidiaries provide a defined contribution pension plan. Certain consolidated domestic subsidiaries belong to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. The Company has established a retirement benefits trust.	1. The Company and its consolidated subsidiaries provide three contributory defined benefit plans that use market rates (cash-balance plans): a pension plan, a qualified pension plan and a lump-sum severance payment plan. Moreover, the Company and its consolidated subsidiaries may make a special cash payment to employees who retire early and are not eligible to receive retirement benefits according to actuarial calculations based on accounting for retirement benefits. Certain consolidated overseas subsidiaries provide a defined contribution pension plan. Certain consolidated domestic subsidiaries belong to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. The Company has established a retirement benefits trust.

2. Liability for employees' retirement benefits

(¥ millions)	Fiscal 2006	Fiscal 2007
(a) Projected benefit obligation	(42,635)	(42,301)
(b) Fair value of plan assets (including retirement benefits trust)	31,949	25,354
(c) Unfunded pension obligation ((a) + (b))	(10,685)	(16,947)
(d) Unrecognized actuarial loss	(3,860)	6,720
(e) Unrecognized prior service liability	(1,958)	(979)
(f) Net liability for retirement benefits ((c) + (d) + (e))	(16,504)	(11,205)
(g) Allowance for employees' retirement benefits	(16,504)	(11,205)

(Note) Consolidated subsidiaries primarily calculate projected benefit obligations using the simplified method. (Both fiscal years)

3. Net periodic benefit costs

Fiscal 2006 (¥ millions)

(a) Service cost (Note 2)	2,109
(b) Interest cost	1,054
(c) Expected return on plan assets	(216)
(d) Amortization of transitional obligation	30
(e) Recognized actuarial loss	(1,401)
(f) Amortization of prior service liability	(979)
(g) Net periodic benefit costs ((a) + (b) + (c) + (d) + (e) + (f))	597

Fiscal 2007 (¥ millions)

(a) Service cost (Note 2, 3)	2,156
(b) Interest cost	1,043
(c) Expected return on plan assets	(399)
(d) Recognized actuarial loss	(707)
(e) Amortization of prior service liability	(979)
(f) Net periodic benefit costs ((a) + (b) + (c) + (d) + (e) + (f))	1,113

Fiscal 2006	Fiscal 2007
(Notes) 1. In addition to the above, certain overseas consolidated subsidiaries have recorded ¥115 million in defined contribution benefit costs and certain domestic consolidated subsidiaries have recorded ¥31 million in contributions to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. 2. Employees' contributions to the qualified pension plan are excluded. 3. Retirement benefit costs of consolidated subsidiaries that use the simplified method are included in "(a) Service cost".	(Notes) 1. In addition to the above, ¥218 million in special rebates paid to employees was recorded as expenses for the fiscal year. Furthermore, certain consolidated subsidiaries have recorded ¥86 million in defined contribution benefit costs and certain domestic consolidated subsidiaries have recorded ¥28 million in contributions to the "Smaller Enterprise Retirement Allowance Mutual Aid" plan. 2. Employees' contributions to the qualified pension plan are excluded. 3. Retirement benefit costs of consolidated subsidiaries that use the simplified method are included in "(a) Service cost".
4. Basis for calculation of retirement benefits (a) Discount rate 2.5% (b) Expected rate of return on plan assets 3.0% (c) Periodic allocation of anticipated employees' pension and retirement benefits: Lump-sum severance payment plan • Retirement credit amount Accumulated portion - Point system • Additional portion - Fixed amount Cash balance type plan- Fixed amount (d) Amortization period of prior service cost (Amortized on the straight-line method over a specified number of years that is less than the average remaining period of employment for employees from the time the liability arose) 4 years (e) Recognition period of actuarial gain/loss (Charged to income in the following consolidated fiscal year, using the straight-line method based on a specified numbers of years that is less than the average remaining period of employment for employees at the time the gain/loss arose) 7 years (f) Amortization period of transitional obligation 7 years	4. Basis for calculation of retirement benefits (a) Discount rate 2.5% (b) Expected rate of return on plan assets 3.0% (c) Periodic allocation of anticipated employees' pension and retirement benefits: Lump-sum severance payment plan • Retirement credit amount Accumulated portion - Point system • Additional portion Fixed amount Cash balance type plan Fixed amount (d) Amortization period of prior service cost (Amortized on the straight-line method over a specified number of years that is less than the average remaining period of employment for employees from the time the liability arose) 4 years (e) Recognition period of actuarial gain/loss (Charged to income in the following consolidated fiscal year, using the straight-line method based on a specified numbers of years that is less than the average remaining period of employment for employees at the time the gain/loss arose) 7 years

(STOCK OPTIONS, ETC.)

There is no information with respect to stock options, etc.

(TAX EFFECTIVE ACCOUNTING)

1. Significant components of deferred tax assets and liabilities (¥ millions)

	Fiscal 2006	Fiscal 2007
Deferred tax assets:		
Amount in excess of limit for employee retirement allowances	8,347	6,240
Selling expenses not deductible for tax purposes during the period	769	858
Valuation loss on investment and marketable securities	1,064	1,563
Accrued bonuses to employees	1,762	1,619
Depreciation of fixed assets	1,274	1,035
Deferred asset depreciation for tax purposes	31	—
Inventories	—	1,147
Accrued enterprise taxes	213	297
Deferred gains or losses on hedges	—	1,310
Other	5,317	4,915
Sub-total	18,782	18,987
Valuation allowance	(1,773)	(2,078)
Total deferred tax assets	17,008	16,909
Deferred tax liabilities:		
Advanced depreciation reserve for fixed assets	(14,689)	(14,405)
Difference in valuation of other securities	(12,002)	(6,010)
Deferred gains or losses on hedges	(567)	—
Other	(406)	(417)
Total deferred tax liabilities	(27,666)	(20,833)
Net deferred tax liabilities	(10,657)	(3,924)

(Note) The net deferred tax liabilities at March 31, 2007 and March 31, 2008, included in the consolidated balance sheets are as follows: (¥ millions)

	Fiscal 2006	Fiscal 2007
Deferred tax assets (current)	4,862	7,136
Deferred tax assets (non-current)	291	361
Deferred tax liabilities (non-current)	(15,810)	(11,422)

2. Significant differences between the statutory tax rate and the Company's effective tax rate (%)

	Fiscal 2006	Fiscal 2007
Statutory tax rate	41.0	41.0
Entertainment and other permanently non-deductible income	7.0	6.1
Dividend and other permanently non-taxable income	(4.6)	(4.0)
Unscheduled temporary differences for loss on investment securities	2.6	2.7
Per capita inhabitant's tax	1.2	1.1
Unrecognized tax effect due to elimination of investment and capital	3.9	3.9
Difference in tax rate of overseas consolidated subsidiaries	(2.3)	1.2
Tax credit for experimentation and research expenses	(2.4)	(4.4)
Other	0.0	(1.8)
Effective tax rates	46.4	45.8

(SEGMENT INFORMATION)

【Segment Information by Industry】

Fiscal 2006 (April 1, 2006-March 31, 2007)

(¥ millions)

	Food & Healthcare	Pharmaceutical	Office Building Leasing & Others	Total	Eliminations or corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	281,272	109,668	2,912	393,853	–	393,853
Inter-segment sales and transfers	366	1,343	127	1,836	(1,836)	–
Total	281,638	111,011	3,039	395,689	(1,836)	393,853
Operating costs and expenses	275,150	107,069	2,539	384,759	(3,490)	381,269
Operating income	6,488	3,942	500	10,930	1,653	12,584
II. Assets, Depreciation and Capital Expenditures						
Assets	144,363	122,885	28,073	295,322	56,191	351,514
Depreciation	8,501	5,122	1,559	15,183	–	15,183
Capital Expenditures	14,361	2,993	40	17,395	–	17,395

(Notes) 1. Industry segments are based on classifications applied in the internal management of the Company.

2. Core products in each industry segment are as follows:

Food & Healthcare	Confectionery, foods, sugar and glycated cereal flour, health foods, pharmaceuticals, etc. for pharmacies and drug stores, management of sports and recreational facilities
Pharmaceutical	Medical and veterinary pharmaceuticals
Office Building Leasing & Others	Leasing business for office buildings and others

3. Unclassifiable expenses amounting to – ¥1,636 million were included in "Eliminations or corporate" of "Operating costs and expenses" in Fiscal 2006. This amount consists primarily of variances in allocation of company-wide expenses to each segment.

4. Corporate assets amounting to ¥59,053 million were included in "Eliminations or corporate" of "Assets" in Fiscal 2006. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of the administrative departments of the Company.

(Review of contents of corporate assets)

The details of "Corporate" assets, depreciation and capital expenditures have been revised in accordance with changes to the administration of income and expenditures. As a result, "Eliminations or corporate" assets increased by ¥941 million, and depreciation and capital expenditures decreased by ¥115 million and ¥577 million, respectively.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

	Food & Healthcare	Pharmaceutical	Office Building Leasing & Others	Total	Eliminations or corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	288,386	113,260	3,064	404,711	–	404,711
Inter-segment sales and transfers	409	1,569	120	2,099	(2,099)	–
Total	288,795	114,829	3,185	406,811	(2,099)	404,711
Operating costs and expenses	284,926	107,509	2,545	394,980	(2,994)	391,986
Operating income	3,869	7,320	640	11,830	895	12,725
II. Assets, Depreciation and Capital Expenditures						
Assets	166,672	118,119	26,817	311,609	36,999	348,609
Depreciation	9,756	4,751	1,561	16,068	–	16,068
Capital Expenditures	18,649	3,100	33	21,783	–	21,783

(Notes) 1. Industry segments are based on classifications applied in the internal management of the Company.

2. Core products in each industry segment are as follows:

Food & Healthcare	Confectionery, foods, sugar and glycated cereal flour, health foods, pharmaceuticals, etc. for pharmacies and drug stores, management of sports and recreational facilities
Pharmaceutical	Medical and veterinary pharmaceuticals
Office Building Leasing & Others	Leasing business for office buildings and others

3. Unclassifiable expenses amounting to – ¥868 million were included in "Eliminations or corporate" of "Operating costs and expenses" in Fiscal 2007. This amount consists primarily of amortization of actuarial gains or losses with respect to retirement benefits in accordance with the market price valuation of the retirement plan's assets and the marketable securities in the retirement benefits trust.

4. Corporate assets amounting to ¥44,021 million was included in "Eliminations or corporate" of "Assets" in the fiscal year ended March 31, 2008. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of the administrative departments of the Company.

【Geographical Segment Information】

Fiscal 2006 (April 1, 2006-March 31, 2007)

For the year ended March 31, 2007, the Company has omitted geographical segment information because domestic sales and assets exceeded 90% of all segments.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

	Japan	Asia	North America / Europe	Total	Eliminations or Corporate	Consolidated
I. Sales and operating income						
Sales:						
Sales to outside customers	372,743	8,770	23,197	404,711	—	404,711
Inter-segment sales and transfers	3,007	8,316	664	11,988	(11,988)	—
Total	375,750	17,087	23,861	416,700	(11,988)	404,711
Operating costs and expenses	364,637	16,700	23,748	405,086	(13,100)	391,986
Operating income (loss)	11,113	386	113	11,613	1,112	12,725
II. Assets,	299,459	17,223	15,349	332,032	16,576	348,609

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	China, Southeast asian countries
North America / Europe	U.S.A., European countries

3. Unclassifiable expenses amounting to –¥868 million were included in "Eliminations or corporate" of "Operating costs and expenses" in Fiscal 2007. This amount consists primarily of amortization of actuarial gains or losses with respect to retirement benefits in accordance with the market price valuation of the retirement plan's assets and the marketable securities in the retirement benefits trust.

4. Corporate assets amounting to ¥44,021 million was included in "Eliminations or corporate" of "Assets" in the fiscal year ended March 31, 2008. This amount consists primarily of the Company's surplus investment funds (cash and marketable securities), long-term investments (investments securities, etc.) and assets of administrative departments of the Company.

【Overseas Sales】

Fiscal 2006 (April 1, 2006-March 31, 2007)

For the year ended March 31, 2007, the Company has omitted overseas sales because such sales accounted for less than 10% of consolidated net sales.

Fiscal 2007 (April 1, 2007-March 31, 2008)

(¥ millions)

Overseas sales	Asia	North America / Europe / Others	Total
Sales to outside customers	12,325	29,137	41,462
Consolidated sales			404,711
Percentage of overseas sales in consolidated sales	3.0%	7.2%	10.2%

(Notes) 1. Classification of country or region is based on geographic proximity.

2. Major countries or regions included in each segment other than "Japan" are as follows:

Asia	Asian countries, countries in Oceania
North America / Europe / Others	U.S.A., European countries and other countries

3. Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and areas outside of Japan.

【Related Party Transactions】

Fiscal 2006 (April 1, 2006-March 31, 2007)

N/A

Fiscal 2007 (April 1, 2007-March 31, 2008)

N/A

(PER SHARE INFORMATION)

	Fiscal 2006	Fiscal 2007
Shareholders' equity per share	¥419.62	¥399.01
Net income per share (Basic)	¥14.39	¥16.46
Net income per share (Diluted)	Net income per share (Diluted) is not presented because there is no common stock with dilutive effects outstanding	Net income per share (Diluted) is not presented because there is no common stock with dilutive effects outstanding

(Notes) 1. The basis for calculation of shareholders' equity per share is as follows:

	Fiscal 2006	Fiscal 2007
Total net assets (¥ millions)	162,763	155,111
Amounts deducted from total net assets (¥ millions) (minority interest included (¥ millions))	3,656 (3,656)	3,852 (3,852)
Net assets attributable to common stock at the end of the fiscal year (¥ millions)	159,107	151,258
Number of common stock used to calculate shareholders' equity per share at the end of the fiscal year (thousand shares)	379,170	379,086

2. The basis for the calculation of net income per shares is as follows:

	Fiscal 2006	Fiscal 2007
Total net income (¥ millions)	5,480	6,240
Amounts not attributable to common stock (¥ millions)	—	—
Net income attributable to common stock (¥ millions)	5,480	6,240
Average number of shares of common stock during the fiscal year (thousand shares)	380,950	379,118

(SUBSEQUENT EVENTS)

Fiscal 2006	Fiscal 2007
The Board of Directors approved, at its meeting held on June 27, 2007, the issuance of Series 3 unsecured domestic bonds. The details of the Series 3 unsecured domestic bonds are as follows: (1) Amount of issue: ¥20 billion (2) Interest rate: 2.2% per annum or less (3) Subscription price: ¥100 per face value of 100 yen (4) Issuing period: From July 2007 to September 2007 (5) Term 5 years (6) Redemption method Lump sum at maturity (7) Use for capital Repayment of corporate bonds	—

(CONSOLIDATED SUPPLEMENTARY STATEMENT)

【Statement of Corporate Bonds】

Company name	Name of Corporate Bonds	Date of issue	Balance at end of previous fiscal year (¥ millions)	Balance at end of previous fiscal year (¥ millions)	Annual interest rate (%)	Security	Redemption date
Meiji Seika Kaisha, Ltd.	Series 1 unsecured domestic bonds	August 6, 2002	20,000	—	0.70	None	August 6, 2007
Meiji Seika Kaisha, Ltd.	Series 2 unsecured domestic bonds	September 29, 2004	20,000	20,000	0.83	None	September 29, 2009
Meiji Seika Kaisha, Ltd.	Series 3 unsecured domestic bonds	July 30, 2007	—	20,000	1.70	None	July 30, 2012
Meiji Seika Kaisha, Ltd.	Series 4 unsecured domestic bonds	January 31, 2008	—	15,000	1.28	None	January 31, 2014
Total	—	—	40,000	55,000	—	—	—

(Note) Scheduled redemption obligations over the 5 year period subsequent to the consolidated balance sheet date are as follows:

(¥ millions)

Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
—	20,000	—	—	20,000

【Statement of Borrowings】

Classification	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Average interest rate (%)	Repayment period
Short-term loans	14,738	13,351	1.63	—
Long-term loans payable within one year	6,558	2,218	2.00	—
Lease obligations payable within one year	—	—	—	—
Long-term loans (excluding portion due within one year)	17,130	21,377	1.69	From April 2009 through April 2014
Lease obligations (excluding portion due within one year)	—	—	—	—
Other interest-bearing liabilities: Commercial paper (due within one year)	4,500	6,000	0.80	—
Total	42,927	42,947	—	—

(Notes) 1. "Average interest rate" is the weighted average interest rate applicable to the balance of borrowings at the end of the current fiscal year.

2. Scheduled repayment obligations for long-term loans (excluding portion due within one year) over the 5 year period subsequent to the consolidated fiscal year-end are as follows:

(¥ millions)

1-2 years	2-3 years	3-4 years	4-5 years
13,342	911	853	5,790

OTHER MATTERS

There is no additional information to present.

End of ANNEX 2

Exhibit (1)

This English translation of the convocation notice has been prepared solely for the convenience of non-Japanese speaking shareholders of Meiji Seika Kaisha, Ltd. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the official Japanese-language original. Such Japanese language original shall be the controlling document for all purposes.

This share transfer involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Securities Code 2202

November 4, 2008

To Our Shareholders

President and Representative
Director: Naotada Sato
Meiji Seika Kaisha, Ltd.
4-16, Kyobashi 2-chome, Chuo-ku,
Tokyo

CONVOCATION NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Meiji Seika Kaisha, Ltd. (the "Company") will be holding an extraordinary general meeting of shareholders and requests your attendance. The meeting will be held as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the "Reference Materials for the General Meeting of Shareholders" set forth below and exercise your voting rights by filling out and returning the enclosed voting right exercise form. The voting right exercise form must be received by 5:40 p.m. on November 25, 2008 (Tuesday).

1. **Date/Time:** November 26, 2008 (Wednesday) 10:00 a.m.
2. **Venue:** 8-1, Shibakoen 4-chome, Minato-ku, Tokyo
   Ballroom, B2F, The Prince Park Tower Tokyo

   The Company previously held general meetings of shareholders at its head office. However, in order to ensure that more shareholders are able to attend the meeting, the venue of the meeting has been changed.
3. **Meeting Agenda:**

   Matters to be Resolved:

   1st Agenda: Establishment of a Parent Company through Joint Share Transfer

   2nd Agenda: Partial Amendments to the Articles of Incorporation

****

1. When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk.
2. Any person attending the meeting as another's proxy shall be a shareholder who has the right to exercise his or her own voting right. Such proxy shall be required to present a document evidencing the proxy right at the reception desk.
3. In the event that the attached "Reference Materials for the General Meeting of Shareholders" need to be modified, the Company will post such modification on its website (http://www.meiji.co.jp).
4. Gifts for shareholders which the Company previously distributed at its general meetings of shareholders will not be prepared for this extraordinary general meeting of shareholders.

Reference Materials for the General Meeting of Shareholders

Propositions and Information:

1st Agenda: Establishment of a Parent Company through Joint Share Transfer

The Company and Meiji Dairies Corporation ("Meiji Dairies") have reached an agreement with respect to the establishment of a parent company through joint share transfer (the "Share Transfer"). As of September 11, 2008, the two companies have prepared a share transfer plan pertaining to the Share Transfer (the "Share Transfer Plan") and have entered into the "Integration Agreement", an agreement concerning the management integration of the two companies.

Pursuant to the Share Transfer Plan, the Company and Meiji Dairies request your approval to incorporate "MEIJI Holdings Co., Ltd." ("MEIJI Holdings"), a parent company, and make the Company and Meiji Dairies its wholly owned subsidiaries through the Share Transfer as of April 1, 2009.

The reason for the Share Transfer and contents of the Share Transfer Plan, and other matters relating to the agenda are as follows:

1. Reason for the Share Transfer

The Japanese food industry contributed to enriching the diet of the people of Japan, which has weathered periods of both turbulence following World War II and economic boom, through the improvement of food materials, processing technology innovations, and the continuous enhancement and improvement of product development capabilities. The Company (established in 1916) and Meiji Dairies (established in 1917) both originated from the former Meiji Sugar Manufacturing Co., Ltd., and have each developed into leading food products manufacturers in Japan, having enjoyed the trust and support of customers throughout a history spanning more than 90 years. While the Company has expanded its business domains from confectionery and food products to pharmaceuticals and has developed into a unique "food and pharmaceutical" company offering products and services under the keywords of "Good taste and Fun", "Health" and "Reliability", Meiji Dairies has developed into a "comprehensive dairy" company providing "Delicious taste", "Health" and "Nutrition" centering around milk and milk-oriented technology and product development capabilities.

In recent years, the companies in the Japanese food industry have needed to be more competitive as a result of factors such as the expected mid- to long-term reduction in market size due to population decline and the aging society, sharp rises in global raw material prices, and intensification of competition among companies in the matured market. Meanwhile, rapidly changing lifestyles and values require companies to strengthen product development and marketing which precisely capture "diversification of eating habits", "enhanced awareness of health", "heightening awareness in food safety" and other consumer needs, and to seize growth opportunities through the creation of new demand.

In addition to the historically amicable relationship between the Company and Meiji Dairies, the two companies have recently been conducting joint product development and other initiatives, and establishing a cooperative relationship. Recently, based on the understanding of the business environment described above and as a result of discussions concerning the development and promotion of the two companies' cooperative relationship in order to further enhance their respective operating bases and strengthen competitiveness, the Company and Meiji Dairies reached the conclusion, that it would be best to work towards establishing sustained growth strategies and differentiation strategies by maximizing "brand power", "research and development capabilities", "technology capabilities", "marketing capabilities" and other management resources of both companies through management integration. The two companies, who as leading companies in their respective business domains of confectionery and dairy products have benefited from the strong support and trust of their customers, believe they can capture even greater opportunities for growth by further developing the current cooperative relationship through integrating their management.

Through the management integration by means of the Share Transfer, the newly formed MEIJI Group will become a unique corporate group capable of contributing to people's healthy and pleasant lives in a wide range of areas, from food products such as confectionery and dairy products to pharmaceuticals. In particular, while taking advantage of its existing strengths in the pharmaceutical business, the MEIJI Group will continue to cultivate and develop foundations for new businesses in the "health" business segment, which is expected to grow significantly in light of the "advancing aging society" and "enhanced awareness of health". Then, as one of the world's leading "food and health" corporate groups possessing top brands in many categories and commanding in excess of one trillion yen in sales, the MEIJI Group strives to continue to exponentially improve the value of the MEIJI brand and grow and develop each business by offering the values which both the Company and Meiji Dairies have pursued ("Good taste and Fun", "Health and Nutrition", and "High Quality and Reliability") to all generations of customers. Furthermore, the MEIJI Group will strengthen global competitiveness and work towards further sustained growth by providing high value-added products with the integrated strength of both companies, developing business in growing sectors both in Japan and overseas, and strengthening the operating base.

Upon obtaining shareholders' approval with respect to the agenda, the Company and Meiji Dairies will, setting April 1, 2009 as the effective date of the Share Transfer (the "Effective Date of Share Transfer"), establish MEIJI Holdings. Under MEIJI Holdings, both companies will work together toward the enhancement of the value of the new "MEIJI" brand.

The Company and Meiji Dairies again request your approval with respect to the agenda.

2. Contents of the Share Transfer Plan

<u>Share Transfer Plan</u>
(Reference translation of original document)

Meiji Seika Kaisha, Ltd. ("Meiji Seika") and Meiji Dairies Corporation ("Meiji Dairies") have reached an agreement to effect a joint share transfer and accordingly, Meiji Seika and Meiji Dairies have prepared a plan for the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Meiji Seika and Meiji Dairies shall transfer all issued and outstanding shares of Meiji Seika and Meiji Dairies to their new parent company (MEIJI Holdings Co., Ltd., hereinafter referred to as "MEIJI Holdings"), on the Date of Incorporation (as defined in Article 6 below) (the "Share Transfer").

Article 2 (Purpose, Trade Name, Location of Head Office, Total Number of Authorized Shares and other Matters to be Stipulated in the Articles of Incorporation of MEIJI Holdings)

1. The purpose, trade name, location of head office and total number of authorized shares of MEIJI Holdings shall be as follows:

    (1) Purpose
    The purpose of MEIJI Holdings shall be as set forth in Article 2 of Attachment 1, "Articles of Incorporation of MEIJI Holdings Co., Ltd." attached herewith.

    (2) Trade Name
    MEIJI Holdings shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd."

    (3) Location of Head Office

The location of the head office of MEIJI Holdings shall be 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo.

(4) Total Number of Authorized Shares
The total number of MEIJI Holdings' authorized shares shall be 280 million shares.

2. In addition to the matters described in the preceding paragraph, matters to be stipulated in the Articles of Incorporation of MEIJI Holdings shall be as set forth in the Articles of Incorporation of MEIJI Holdings Co., Ltd., Attachment 1 (provided, however, that if the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc. (Law No. 88 of 2004) is yet to be implemented on the Date of Incorporation, the Articles of Incorporation in Attachment 1 shall include those amendments set forth in Attachment 2 attached herewith).

Article 3 (Names of Directors, Auditors and Accounting Auditor of MEIJI Holdings at the time of Incorporation)

(1) The following persons shall be directors of MEIJI Holdings at the time of Incorporation:
Naotada Sato
Shigetaro Asano
Akio Takahashi
Tsuyoshi Nagata
Kaname Tanaka
Masahiko Matsuo
Harunobu Tsukanishi
Shouichi Ihara
Hidetoshi Yajima (Outside Director)
Youko Sanuki (Outside Director)

(2) The following persons shall be auditors of MEIJI Holdings at the time of Incorporation:
Kouichirou Kawashima
Chikao Morishima
Shoji Miyamoto (Outside Auditor)
Kenichi Yamaguchi (Outside Auditor)

(3) The following entity shall be the accounting auditor of MEIJI Holdings at the time of Incorporation:
The Fuji Accounting Office

Article 4 (Shares to be issued by MEIJI Holdings in the Share Transfer and Allocation of Such Shares)

1. In the Share Transfer, MEIJI Holdings shall deliver to the shareholders of Meiji Seika and Meiji Dairies (including beneficial shareholders, if any, the same shall apply hereinafter), in exchange for the shares of Meiji Seika or Meiji Dairies that such shareholders hold, shares of common stock of MEIJI Holdings in an amount equal to (i) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Seika as of the day preceding the Date of Incorporation by 0.1, and (ii) the number of shares calculated by multiplying the total number of issued and outstanding shares of Meiji Dairies as of the day preceding the Date of Incorporation by 0.117.

   If the number of MEIJI Holdings shares reached in the calculations set forth in (i) or (ii) above includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act of Japan (the "Companies Act") and other relevant laws and regulations.

2. MEIJI Holdings shall allocate the shares described in the preceding paragraph to the shareholders of Meiji Seika and Meiji Dairies listed or recorded on the respective final shareholders' registers (including beneficial shareholders' registers, if any, the same shall apply hereinafter) as of the day preceding the Date of Incorporation (provided that Meiji Seika or Meiji Dairies, respectively, shall be deemed to be the listed or recorded shareholder with respect

to shares of any shareholder of Meiji Seika or Meiji Dairies who has exercised his or her appraisal rights pursuant to Article 806 of the Companies Act) as follows:

(1) 0.1 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Seika

(2) 0.117 shares of common stock of MEIJI Holdings shall be allocated in exchange for one share of common stock of Meiji Dairies

If the number of MEIJI Holdings shares to be delivered to shareholders of Meiji Seika or Meiji Dairies in the Share Transfer includes a fraction of less than one share, such fractional shares shall be handled in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

Article 5 (Paid-in Capital and Reserve)

The amount of paid-in capital and reserve of MEIJI Holdings on the Date of Incorporation shall be as follows:

(1) Paid-in Capital: 30 billion yen

(2) Capital Reserve: 7.5 billion yen

(3) Earned Reserve: 0 yen

Article 6 (Date of Incorporation)

The date of incorporation of MEIJI Holdings (the "Date of Incorporation") shall be April 1, 2009. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the Date of Incorporation.

Article 7 (General Meeting of Shareholders to Approve the Share Transfer Plan)

1. Meiji Seika shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.

2. Meiji Dairies shall hold an extraordinary general meeting of shareholders on November 26, 2008 to seek approval of the Share Transfer Plan and of resolutions pertaining to matters necessary to consummate the Share Transfer.

3. If the necessity arises in the course of proceedings of the Share Transfer, or other circumstances arise, Meiji Seika and Meiji Dairies may agree to change the date of the general meeting of shareholders described in the preceding two paragraphs.

Article 8 (Listing of Shares of MEIJI Holdings and Share Registration Agent of MEIJI Holdings)

1. MEIJI Holdings plans to list its shares of common stock on the Tokyo Stock Exchange on the Date of Incorporation.

2. The Share Registration Agent of MEIJI Holdings shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 9 (Distribution of Surplus)

1. Meiji Seika may distribute up to 3.50 yen per share from its surplus to the shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.

2. Meiji Seika may distribute up to 3.50 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.

3. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of September 30, 2008.

4. Meiji Dairies may distribute up to 4 yen per share from its surplus to shareholders or registered pledgees of shares who are listed or recorded on the final shareholders' register as of March 31, 2009.

5. Except for the distributions set forth in the preceding four paragraphs, during the period following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall not approve any distribution of surplus with a record date on or prior to the Date of Incorporation.

Article 10 (Management of Company Assets and Related Matters)

Following the preparation of the Share Transfer Plan and until the Date of Incorporation, Meiji Seika and Meiji Dairies shall each carry on their respective businesses and carry out the management and operation of their respective assets with the due care required of a good manager. Any action that either Meiji Seika or Meiji Dairies desires to take that would have a material effect on the assets or rights and obligations of either party shall, unless otherwise stipulated in the Share Transfer Plan, be carried out by such party after consulting with, and obtaining the consent of, the other party.

Article 11 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall become void if (i) the Share Transfer Plan or resolutions pertaining to matters necessary to consummate the Share Transfer are not approved by the shareholders of either Meiji Seika or Meiji Dairies at the general meeting of shareholders set forth in Article 7 above, or (ii) the integration agreement concerning the Share Transfer between Meiji Seika and Meiji Dairies dated September 11, 2008 is terminated.

Article 12 (Change of Conditions to, or Cancellation of, the Share Transfer)

Meiji Seika and Meiji Dairies may agree to change the conditions of the Share Transfer and any other content of the Share Transfer Plan, or cancel the Share Transfer, in the event following the preparation of the Share Transfer Plan and until the Date of Incorporation that (i) a material change in the financial or management condition of either Meiji Seika or Meiji Dairies occurs, (ii) circumstances constituting a material impediment to the implementation of the Share Transfer occur or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain.

Article 13 (Matters to be Discussed)

In addition to matters provided for in the Share Transfer Plan, matters not stipulated in the Share Transfer Plan and any other matter necessary to implement the Share Transfer shall be discussed and determined by Meiji Seika and Meiji Dairies, in accordance with the purpose of the Share Transfer Plan.

IN WITNESS WHEREOF, the parties have caused this Share Transfer Plan to be executed in duplicate, to be signed and sealed by each party, and each party shall keep one copy of the originals.

Date: September 11, 2008

Meiji Seika Kaisha, Ltd.

____

Name: Naotada Sato
Title: President and Representative Director
Address: 4-16, Kyobashi 2-chome, Chuo-ku, Tokyo

Meiji Dairies Corporation

____

Name: Shigetaro Asano
Title: President and Representative Director
Address: 2-10, Shinsuna 1-chome, Koto-ku, Tokyo

ARTICLES OF INCORPORATION OF MEIJI HOLDINGS CO., LTD.

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Meiji Holdings Kabushiki Kaisha" in Japanese and shall be expressed in English as "MEIJI Holdings Co., Ltd." (the "Company").

Article 2 (Purpose)

The purposes of the Company shall be (i) to control and manage the business activities of companies which engage in the following businesses, as well as foreign companies which engage in the business equivalent to the following businesses, by holding shares or equity of such companies, and (ii) to engage in the following business:

(1) Manufacture and sale of confectionery, milk, processed milk products, functional food products, frozen food, staple foods, processed agricultural/ meat/fish products, sugar, oil and processed oil goods, seasonings, alcoholic beverages, soft drinks, other food products and their raw materials;

(2) Manufacture and sale of pharmaceuticals, veterinary pharmaceuticals, quasi-drugs, agricultural chemicals, fertilizer, livestock feed, industrial chemicals, cosmetics and other chemical products;

(3) Manufacture, sale and maintenance of electrical machinery and tools for food processing, medical equipment and related materials, laboratory machinery and equipment, power machinery, measuring instruments and pollution control facilities;

(4) Breeding, providing medical care, farming and sale of farm animals, domestic chickens, fish and seaweeds, as well as manufacture and sale of agricultural products;

(5) Operation of restaurants, sports and recreation facilities, parking lots and car washes, cultural centers, as well as sale of cooking equipment, exercise machines, sporting goods, books, electronic copyrighted work, apparel and other general merchandise;

(6) Manufacture and sale of wrapping and packaging material;

(7) Manufacture and sale of childcare items and toys;

(8) Export and import business, agency business and intermediary business for the products described in each paragraph above;

(9) Nutrition consulting service;

(10) Management consulting service;

(11) Advertising agency business;

(12) Sale of life insurance, agency business for property and casualty insurance and for insurance based on the Automobile Liability Security Law of Japan;

(13) Sale, purchase, leasing and management of real estate, development and sale of residential land and land for industrial use and agency and intermediary business thereof;

(14) Warehousing, trucking and freight business;

(15) Building and construction business;

(16) Information and communication/data processing/information providing services, and development, manufacture and sale of software and equipment related to these services;

(17) Clinical testing business;

(18) Food composition analysis, testing of food, soil, water and others for residual agricultural chemicals, etc. and agency and intermediary businesses thereof;

(19) Staffing service;

(20) Comprehensive leasing service and financing business;

(21) Licensing and transfer of industrial property rights and technological knowledge; and

(22) Businesses related or ancillary to each of the above.

Article 3 (Location of Head Office)

The head office of the Company shall be located in Chuo-ku, Tokyo.

Article 4 (Organizations)

In addition to general meeting of shareholders and directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Auditors

(3) Board of Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The Company shall make its public notices electronically; provided that it shall provide notice in the *Nihon Keizai Shimbun* in the event that the Company is unable to use the electronic method due to an accident or other compelling reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Authorized Shares)

The Company's total number of authorized shares shall be two hundred eighty million (280,000,000) shares.

Article 7 (Acquisition of Own Shares by Resolution of the Board of Directors)

The Company may, pursuant to Article 165, Paragraph 2 of the Companies Act of Japan (the "Companies Act"), acquire its own shares by resolution of its Board of Directors.

Article 8 (Number of Shares Constituting One Unit of Shares)

The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Companies Act;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights in accordance with the number of shares held by the shareholder; and

(4) The right to make a request as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

1. A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares already held by such shareholder.

2. The Company may deny any requests made by shareholders as provided for in the preceding paragraph in the event that the Company does not hold the relevant number of shares to sell pursuant to such request.

Article 11 (Share Registration Agent)

1. The Company shall retain a share registration agent.

2. The share registration agent to be retained and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.

3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12 (Share Handling Regulations)

Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 13 (Record Date)

The Company may, whenever necessary, upon giving prior public notice on a certain date to be determined by the Company, deem the shareholders or the registered pledgees of shares listed or recorded on the final shareholders' register as of such date as those shareholders or registered pledgees of shares who are entitled to exercise their rights; provided that, if such date and the details of the rights which may be exercised are stipulated in these Articles of Incorporation, such public notice shall not be required.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 14 (Convocation of General Meeting of Shareholders)

The ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened as necessary.

Article 15 (Record Date for Ordinary General Meeting of Shareholders)

The Company shall deem the shareholders who hold voting rights and are listed or recorded on the final shareholders' register as of March 31 of each year as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for that fiscal year.

Article 16 (Convener and Chairman of General Meeting of Shareholders)

1. The general meeting of shareholders shall be convened and chaired by the Representative Director who is President.

2. In the event that the Representative Director who is President is unable to convene and chair the Meeting, one of the other directors shall take his or her place in accordance with the order predetermined by the Board of Directors.

Article 17 (Deemed Provision to Shareholders of Reference Documents for General Meeting of Shareholders, etc. through Internet Disclosure)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of accounts to have been provided to the shareholders by disclosing such information through the Internet pursuant to the Ministry Ordinance of the Ministry of Justice.

Article 18 (Method of Resolution)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meeting of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders who are present at the meeting and entitled to exercise their voting rights.

2. Resolutions of general meeting of shareholders set forth in Article 309, Paragraph 2 of the Companies Act shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are present at the meeting and entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 19 (Voting by Proxy)

1. A shareholder may exercise his or her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his or her voting rights.

2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each general meeting of shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 20 (Number of Directors)

The number of directors of the Company shall be no more than fifteen (15).

Article 21 (Election of Directors)

1. Directors shall be elected at a general meeting of shareholders.

2. A resolution to elect directors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.

3. Cumulative voting shall not be used for election of directors.

Article 22 (Term of Office of Directors)

The term of office of directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election. The term of office of a director elected to fill a vacancy of another Director or due to an increase in the number of directors shall be the same as the remaining term of the other directors then in office.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect representative director(s).

2. The Board of Directors may by its resolution elect several directors with titles.

Article 24 (Convocation Notice for the Meeting of the Board of Directors)

1. The convocation notice for the meeting of the Board of Directors shall be dispatched to each director and auditor at least five (5) days prior to the date of the meeting; provided that such period may be shortened in the case of urgency.

2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the directors and auditors is obtained.

Article 25 (Resolutions of the Board of Directors)

Resolutions of the Board of Directors shall be adopted by a majority vote of the directors who are present at the meeting at which a majority of directors are present.

Article 26 (Omission of Resolutions of the Board of Directors)

When the requirements set forth in Article 370 of the Companies Act are satisfied, the Company shall deem that approval of the Board of Directors has been obtained.

Article 27 (Regulations of the Board of Directors)

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and regulations or the Articles of Incorporation.

Article 28 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by directors from the Company as compensation for undertaking their functions (collectively "Remuneration, etc.") shall be determined at a general meeting of shareholders.

5. Article 29 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its directors (including persons who have previously served as the Company's director) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside directors to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER V. AUDITORS AND THE BOARD OF AUDITORS

Article 30 (Number of Auditors)

The number of auditors of the Company shall be no more than six (6).

Article 31 (Election of Auditors)

1. Auditors shall be elected at a general meeting of shareholders.

2. A resolution to elect auditors shall be made at the meeting at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise their voting rights are present, and shall be adopted by a majority of votes thereof.

Article 32 (Term of Office of Auditors)

1. The term of office of auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after election.

2. The term of office of an auditor elected to fill a vacancy of another auditor, who has retired before the expiration of such auditor's term of office, shall be until the expiration of the term of office of such predecessor.

Article 33 (Standing Auditor(s))

The Board of Auditors shall by its resolution elect standing auditor(s).

Article 34 (Convocation Notice for the Meeting of the Board of Auditors)

1. The convocation notice for the meeting of the Board of Auditors shall be dispatched to each auditor at least five (5) days prior to the date of the meeting; provided that such period may be shortened in the case of urgency.

2. The convocation notice as provided in the preceding paragraph shall not be required when the unanimous consent of all the auditors is obtained.

Article 35 (Resolutions of the Board of Auditors)

Resolutions of the Board of Auditors shall, unless otherwise provided for by laws and regulations, be adopted by a majority vote of the auditors.

Article 36 (Regulations of the Board of Auditors)

Matters concerning the Board of Auditors shall be governed by the Regulations of the Board of Auditors to be prescribed by the Board of Auditors in addition to laws and regulations or the Articles of Incorporation.

Article 37 (Remuneration, etc. of Auditors)

Remuneration, etc. of auditors shall be determined at a general meeting of shareholders.

Article 38 (Exemption of Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its auditors (including persons who have previously served as the Company's auditor) from liabilities set forth in Article 423, Paragraph 1 of the Companies Act.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its outside auditors to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VI. ACCOUNTING AUDITOR

Article 39 (Election of Accounting Auditor)

The accounting auditor shall be elected at a general meeting of shareholders.

Article 40 (Term of Office of Accounting Auditor)

1. The term of office of the accounting auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after election.
2. Unless otherwise resolved at an ordinary general meeting of shareholders, the accounting auditor shall be deemed to have been reelected at such ordinary general meeting of shareholders.

Article 41 (Remuneration, etc. of Accounting Auditor)

Remuneration, etc. of the accounting auditor shall be determined by the Representative Directors upon consent of the Board of Auditors.

Article 42 (Exemption of Accounting Auditor's Liabilities)

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into contracts with its accounting auditor to limit its liabilities set forth in Article 423, Paragraph 1 of the Companies Act, provided that the maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 43 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 44 (Organ to Determine Distribution of Retained Earnings, etc.)

1. Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution and without a resolution of the general meeting of shareholders, determine matters, such as the distribution of surplus, which are provided in each item of Article 459, Paragraph 1 of the Companies Act.
2. Notwithstanding the provisions of the preceding paragraph, the Company may, by resolution of the Board of Directors, distribute interim dividends (distribution of surplus as set forth in Article 454, Paragraph 5 of the Companies Act).

Article 45 (Record Date for Distribution of Surplus)

1. The record date for the distribution of year-end dividend of the Company shall be March 31 of each year.
2. The record date for the distribution of interim dividends of the Company shall be September 30 of each year.
3. In addition to the dividends set forth in the preceding two paragraphs, the Company may set a record date and distribute retained earnings.

Article 46 (Expiration for Dividend Payment)

1. If the cash to be distributed as dividends is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.

2. The Company shall not pay interest on unpaid dividends.

SUPPLEMENTARY PROVISIONS

1. (First Fiscal Year)

   Notwithstanding the provisions of Article 43 above, the first fiscal year of the Company shall be from the date of incorporation until March 31, 2010.

2. (Remuneration, etc. of Directors and Auditors)

   Notwithstanding the provisions of Articles 28 and 37 above, Remuneration, etc. of directors and auditors of the Company during the period from the date of incorporation until the closing of the first ordinary general meeting of shareholders shall be as follows:

   a. Directors: No more than 1 billion yen per year

   b. Auditors: No more than 300 million yen per year

3. (Deletion of Supplementary Provisions)

   These Supplementary Provisions shall be deleted after the closing of the Company's first ordinary general meeting of shareholders.

(End of Attachment 1)

Amendments to be made to the Articles of Incorporation of MEIJI Holdings Co., Ltd. (the "Company") in the event that the Law Amending the Law Concerning the Transfer of Corporate Bonds, etc., and other Laws for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc. (Law No. 88 of 2004) has not yet been implemented:

(underlined parts are amended)

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
(Addition to Articles of Incorporation set forth in Attachment 1)	Article 8-2 (Issuance of Share Certificates and Non-Issuance of Share Certificates Representing Shares Constituting Less than One Unit of Shares) 1. The Company shall issue share certificates representing shares. 2. Notwithstanding the preceding paragraph, the Company shall not issue share certificates representing shares constituting less than one unit; provided that the foregoing shall not apply to the provisions of the Share Handling Regulations.
Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) omitted)	Article 9 (Rights Concerning Shares Constituting Less than One Unit of Shares) Shareholders of the Company (including beneficial shareholders, the same shall apply hereinafter) may not exercise any rights with respect to shares constituting less than one unit, other than the following: (Items (1) through (4) same as Attachment 1)
Article 11 (Share Registration Agent) 1. (Omitted) 2. (Omitted) 3. Preparation and maintenance of, and other matters concerning the shareholders' register and the register for stock acquisition rights, *shall be commissioned to the share* registration agent and shall not be handled by the Company.	Article 11 (Share Registration Agent) 1. (Same as Attachment 1) 2. (Same as Attachment 1) 3. Preparation and maintenance of, and other matters concerning the shareholders' register (including the beneficial shareholders' register, the same shall apply hereinafter), the register of lost share certificates and the register for stock acquisition rights, shall be commissioned to the share registration agent and shall not be handled by the Company.
Article 12 (Share Handling Regulations) Matters related to the listing and recording in the shareholders' register and the register for stock acquisition rights, purchase (*kaitori*) and additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the	Article 12 (Share Handling Regulations) Matters related to the classes of share certificates issued by the Company and the listing and recording in the register of shareholders, the register of lost share certificates and the register for stock acquisition rights, purchase (*kaitori*) and

Articles of Incorporation set forth in Attachment 1	Proposed Amendments
procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.	additional purchase (*kaimashi*) of shares constituting less than one unit of shares, the procedures for execution of rights of shareholders and holders of stock acquisition rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in the Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

(End of Attachment 2)

3. **Matters Concerning the Applicability of the Stipulations set forth in Article 773, Paragraph 1, Items 5 and 6 of the Companies Act**

(1) The Company and Meiji Dairies determined the share transfer ratio (the "Share Transfer Ratio") for common stock of MEIJI Holdings to be delivered to the respective shareholders of the Company and Meiji Dairies, which will become wholly owned subsidiaries of MEIJI Holdings upon incorporation of MEIJI Holdings through the Share Transfer.

a. The Share Transfer Ratio is as follows:

Company Name	The Company	Meiji Dairies
Share Transfer Ratio	1	1.17

(Note 1) 0.1 shares of common stock of MEIJI Holdings will be allocated and delivered per share of common stock of the Company, and 0.117 shares of common stock of MEIJI Holdings will be allocated and delivered per share of common stock of Meiji Dairies. If the number of MEIJI Holdings shares to be delivered to a shareholder of the Company or Meiji Dairies through the Share Transfer includes a fraction of less than one share, MEIJI Holdings will, pursuant to Article 234 of the Companies Act of Japan (the "Companies Act") and other relevant laws and regulations, pay the relevant shareholder a cash amount corresponding to the value of such fractional share.

The above Share Transfer Ratio is subject to change, upon mutual consultation between the two companies, in the event that a material change in the financial or management condition of either the Company or Meiji Dairies or certain other events occur.

One unit of shares of MEIJI Holdings shall consist of 100 shares.

(Note 2) Number of Newly Issued MEIJI Holdings Shares to be Delivered through the Share Transfer (Scheduled)

76,345,254 shares of common stock

The number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer has been calculated based on the total number of issued and outstanding shares of the Company (385,535,116 shares) and those of Meiji Dairies (329,648,786 shares) as of March 31, 2008; provided, however, that the Company and Meiji Dairies plan to cancel all of their treasury shares, to the extent practicable, as of the day immediately preceding the Effective Date of the Share Transfer. Accordingly, the respective treasury shares which the companies held as of March 31, 2008 (the Company: 6,448,955 shares; Meiji Dairies: 1,130,509 shares) have not been included in calculating the above number.

Because the Company and Meiji Dairies plan to cancel treasury shares repurchased by them between March 31, 2008 and the day preceding the Effective Date of Share Transfer, to the extent practicable, the number of newly issued MEIJI Holdings shares to be delivered through the Share Transfer may change.

b. The basis of calculation of the Share Transfer Ratio is as follows:

(i) Basis of Calculation

In order to ensure the fairness of the calculation of the Share Transfer Ratio in the Share Transfer, the Company and Meiji Dairies requested Ernst & Young Transaction Advisory Services Co., Ltd. ("Ernst & Young") and PwC Advisory Co., Ltd. ("PwC"), respectively, to conduct a calculation of the Share Transfer Ratio, and each of the Company and Meiji Dairies obtained share transfer ratio calculation reports prepared by Ernst & Young and PwC, respectively.

After analyzing the financial information of both the Company and Meiji Dairies and the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, Ernst & Young conducted the calculation, settling on the market price analysis as the primary basis of calculation. Furthermore, in order to conduct a more comprehensive analysis, Ernst & Young employed the discounted cash flow analysis ("DCF analysis") and the comparable companies analysis to ascertain the appropriateness of the share price range resulting from the market price analysis.

The results derived from each method of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Dairies shares of common stock as against one share of the Company common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.04 ~ 1.26
②	DCF analysis	1: 0.96 ~ 1.23
③	Comparable companies analysis	1: 1.03 ~ 1.55

When conducting the calculation of the Company and Meiji Dairies in accordance with the market price analysis, Ernst & Young employed a valuation date of September 10, 2008, and analyzed the closing prices of the stock of both companies during the periods (i) from May 16, 2008, the business day immediately following the announcement of the respective financial results of the Company and Meiji Dairies for the year ended March 31, 2008 to the valuation date, (ii) one (1) month immediately preceding such record date, and (iii) three (3) months immediately preceding the valuation date. Ernst & Young also analyzed the correlation between the closing stock prices of both companies.

The profit projections of the Company and Meiji Dairies, which formed the basis of the verification of the appropriateness of the stock price levels derived from the market price analysis in accordance with the DCF analysis, were based on projections which were reasonably prepared pursuant to the best forecasts and judgments currently available to the respective managements of both companies.

Ernst & Young, when submitting their share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 1") and conducting the analysis upon which such report was based, primarily used information furnished by the Company and Meiji Dairies and information that was publicly available in their original form. In using such information, Ernst & Young assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. Ernst & Young's Share Transfer Ratio Calculation Report 1 reflects information which was current as of September 10, 2008.

In order to conduct a comprehensive analysis of the market prices of the stock and the future earning capabilities, among other factors, of the Company and Meiji Dairies, after analyzing the terms and conditions of the Share Transfer, as well as the results of the financial and tax-related due diligence, PwC primarily used the market price analysis and the DCF analysis with respect to both companies. PwC also conducted a comparable companies analysis, among others, for reference purposes only.

The results derived from each of the principal methods of analysis are as follows (the following calculation ranges for the Share Transfer Ratio show the calculation range of Meiji Dairies shares of common stock as against one share of the Company common stock).

	Calculation Method	Share Transfer Ratio
①	Market price analysis	1: 1.15 ~1.21
②	DCF analysis	1: 1.11 ~1.22

When conducting the market price analysis of the Company and Meiji Dairies, PwC employed a valuation date of September 10, 2008 and, after considering recent stock market transactions conducted with respect to the stock of both companies, PwC conducted its analyses using the average closing prices of the stock and the weighted average price per share during the periods (i) one (1) month immediately preceding such valuation date, (ii) three (3) months immediately preceding such valuation date, and (iii) six (6) months immediately preceding such valuation date.

PwC, when submitting their share transfer ratio calculation report ("Share Transfer Ratio Calculation Report 2") and conducting the analysis upon which such report was based primarily relied upon information furnished by the Company and Meiji Dairies and information that was publicly available in their original form. In using such information and materials, PwC assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. PwC did not independently value, appraise or assess the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of both companies and their affiliated companies, and did not engage any third party institution for an appraisal or valuation assessment. In addition, PwC assumed that the information used to develop the financial forecasts of both companies was reasonably prepared based on the best estimates of and judgment by the management of both companies. PwC's Share Transfer Ratio Calculation Report 2 reflects information which was current as of September 10, 2008.

(ii) Background of Calculation

As described above, the Company and Meiji Dairies requested Ernst & Young and PwC, respectively, to conduct a calculation of the Share Transfer Ratio and with reference to the results of such third party appraisers' calculations, comprehensively considered such factors as the financial and asset conditions of each company and their future forecasts. As a result of numerous and thorough discussions with respect to the Share Transfer Ratio between the two companies, the Company and Meiji Dairies reached the conclusion and agreed that the Share Transfer Ratio set forth above is appropriate.

The Company received an opinion dated September 11, 2008 from Ernst & Young to the effect that in their impartial judgment as a corporate valuation specialist, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate for the Company shareholders. Meiji Dairies received an opinion dated September 11, 2008 from PwC to the effect that, based on the above preconditions and certain other conditions, the agreed-upon Share Transfer Ratio is appropriate, from a financial perspective, for Meiji Dairies shareholders.

(iii) Relationship with the Appraisers

Neither Ernst & Young nor PwC, the appraisers, is a related party of either the Company or Meiji Dairies.

(2) The Company and Meiji Dairies determined the amount of paid-in capital and reserve at the time of establishment of MEIJI Holdings as follows:

① Amount of Paid-in Capital: 30 billion yen

② Amount of Capital Reserve: 7.5 billion yen

③ Amount of Earned Reserve: 0 yen

The Company and Meiji Dairies determined the amount of paid-in capital and reserve of MEIJI Holdings within the scope of Article 83 of the Company Calculation Rules, after discussing and considering the matter, with the goal of ensuring the soundness of MEIJI Holdings' paid-in capital and flexibility of capital policy, among other factors.

4. Matters with Respect to Meiji Dairies

(1) Meiji Dairies' financial statements and other information for the most recent fiscal year (ended March 31, 2008)

The financial statements and other information of Meiji Dairies for the most recent fiscal year (ended March 31, 2008) are described in the "Matters with respect to Meiji Dairies" in the "Exhibit to the 1st Agenda" of the "Reference Materials for the General Meeting of Shareholders".

(2) Matters which occurred after the last day of the most recent fiscal year which have material impact on Meiji Dairies' assets

N/A

5. Matters which Occurred after the Last Day of the Most Recent Fiscal Year which have Material Impact on the Company's Assets

N/A

6. Information on Directors of MEIJI Holdings

Directors of MEIJI Holdings will be as follows:

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
Naotada Sato (March 25, 1940)	Apr. 1964	Joined the Company	(1) 108,018 shares (2) 0 shares (3) 10,801 shares
	Jun. 1995	Director	
	Jun. 1999	Managing Director	
	Jun. 2001	Director (current)	
	Jun. 2001	Representative Director (current)	
	Jun. 2001	Executive Vice President	
	Jun. 2003	President (current)	
	(Chairman of Chocolate & Cocoa Association of Japan) (Chairman of Japan Chocolate Fair Trade Council)		
Shigetaro Asano	Apr. 1966	Joined Meiji Dairies	(1) 0 shares

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	Jun. 1995	Director	(2) 124,000 shares (3) 14,508 shares
	Jun. 1999	Senior Managing Director	
	Jun. 2001	Executive Vice President and Director	
	Jun. 2001	Representative Director (current)	
	Apr. 2003	President and Representative Director (current)	
	(Chairman of Japan Dairy Industry Association)		
Akio Takahashi (July 27, 1941)	Apr. 1964	Joined the Company	(1) 52,823 shares (2) 0 shares (3) 5,282 shares
	Oct. 1998	Director of the General Affairs Department, Director of Legal Department	
	Jun. 1999	Director(current)	
	Jun. 2001	Senior Vice President	
	Jun. 2003	Executive Vice President	
	Jun. 2005	Representative Director (current)	
	Jun. 2005	Senior Executive Vice President (current)	
	Jun. 2005	Advisor to President, Supervisor of administrative departments, Chairman of CSR Committee (current)	
Tsuyoshi Nagata (August 26, 1946)	Apr. 1969	Joined Meiji Dairies	(1) 0 shares (2) 42,000 shares (3) 4,914 shares
	Apr. 2001	General Manager of Administration Department, General Manager of Accounting Center	
	Jun. 2001	Director	
	Apr. 2003	Managing Director	
	Jun. 2005	Senior Managing Director (current)	
	Apr. 2006	Responsible for Internal Audit, Public Relations, Customer Relations, Administration, Accounting, General Affairs, Information Systems, and Affiliated Companies Administration (current)	
Kaname Tanaka (November 13, 1944)	Apr. 1968	Joined Meiji Dairies	(1) 0 shares (2) 47,000 shares (3) 5,499 shares
	Apr. 1998	General Manager of Kansai Plant	
	Jun. 1999	Director	
	Jun. 2001	Managing Director	
	Apr. 2003	Senior Managing Director (current)	

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	Apr. 2005	Responsible for Environmental Relations, Quality Assurance, Production, Production Technology, Engineering Technology, Raw Milk, Purchasing, R&D Planning Division, Product Development and Distribution Management (current)	
Masahiko Matsuo (August 7, 1946)	Apr. 1969	Joined the Company	(1) 23,694 shares (2) 0 shares (3) 2,369 shares
	Jun. 2001	Vice President	
	Oct. 2001	Director of Pharmaceutical Production Division, Director of Pharmaceutical International Division	
	Jun. 2002	Director (current)	
	Jun. 2003	Senior Vice President	
	Jun. 2007	Executive Vice President (current)	
	Jun. 2007	President of Pharmaceutical Company (current)	
	(Vice President & Representative Director of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd.)		
Harunobu Tsukanishi (February 26, 1946)	Apr. 1968	Joined the Company	(1) 34,218 shares (2) 0 shares (3) 3,421 shares
	Oct. 1998	Director of Personnel Department	
	Jun. 2001	Vice President	
	Jun. 2003	Director (current)	
	Jun. 2003	Senior Vice President	
	Jun. 2007	Executive Vice President (current)	
	Jun. 2008	President of Food & Healthcare Company (current)	
	(Chairman and Representative Director of Meiji-Four Seas Co., Ltd.) (Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd.)		
Shouichi Ihara (June 22, 1947)	Jul. 1971	Joined Meiji Dairies	(1) 0 shares (2) 15,000 shares (3) 1,755 shares
	Apr. 2003	General Manager of Kansai Main Branch	
	Jun. 2003	Director	
	Jun. 2005	Managing Director	
	Apr. 2007	Senior Managing Director (current)	

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	Apr. 2007	Responsible for Retail Marketing, City Milk Consolidated Marketing Division, Nutritionals Consolidated Marketing Division, Processed Foods & Foodservice Consolidated Marketing Division, and Corporation Communication (current)	
Hidetoshi Yajima (January 25, 1935)	Dec. 1959	Joined Nihon Aeroplane Manufacturing Company	(1) 8,022 shares (2) 0 shares (3) 802 shares
	Jun. 1977	Joined Shimadzu Corporation ("Shimadzu")	
	Jun. 1990	Director of Shimadzu	
	Jun. 1994	Managing Director of Shimadzu	
	Jun. 1996	Senior Managing Director of Shimadzu	
	Jun. 1998	President and Director of Shimadzu	
	Jun. 2003	Chairman and Director of Shimadzu (current)	
	Jun. 2006	Director of the Company (current)	
	(Chairman and Representative Director of Shimadzu)		
Youko Sanuki (April 3, 1949)	Apr. 1979	Joined the Legal Training and Research Institute of Japan	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 1981	Registered as attorney at law (Daini Tokyo Bar Association) Commenced legal services (current)	
	Jun. 2007	Auditor of Meiji Dairies (current)	

(Notes) 1. Mr. Masahiko Matsuo is Senior Vice President and Representative Director of sanofi-aventis-Meiji Pharmaceuticals Co., Ltd., with which the Company has a transactional relationship in which the Company purchases pharmaceuticals. Mr. Harunobu Tsukanishi is Chairman and Representative Director of Guangzhou Meiji Confectionery Co., Ltd., with which the Company has a transactional relationship in which the Company sells confectionery and does some transaction. There are no other conflicts of interest between candidates for directors of MEIJI Holdings and the Company or Meiji Dairies. In addition, no conflicts of interest are expected between such candidates and MEIJI Holdings.

2. Mr. Hidetoshi Yajima and Ms. Youko Sanuki are candidates for outside directors defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of Companies Act.

3. In order to receive advice from Mr. Hidetoshi Yajima on the management of MEIJI Holdings from a broad perspective on the basis of his considerable experience and knowledge in management, the Company requests that you elect Mr. Yajima as an outside director.

4. Ms. Youko Sanuki has considerable experience and knowledge as an attorney at law. Accordingly, in order to receive sophisticated advice on the management of MEIJI Holdings from a specialist's perspective, the Company requests that you elect Ms. Sanuki as an outside director. Although Ms. Sanuki has not previously been involved in corporate management by means other than as an outside director or outside auditor, because she has sophisticated and special knowledge regarding corporate legal affairs, the Company believes that Ms. Sanuki is capable of adequately performing her duties as an outside director.

5. Shimadzu, for which Mr. Hidetoshi Yajima serves as Chairman and Representative Director, received a cease and desist order (*haijyo sochi meirei*) and an order for payment of administrative surcharge (*kachoukin noufu meirei*) from the Japan Fair Trade Commission on March 31, 2008 with respect to its bid for medical equipment.

6. MEIJI Holdings plans to enter into contracts with Mr. Hidetoshi Yajima and Ms. Youko Sanuki, its outside directors, to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.

7. Ms. Youko Sanuki is scheduled to resign from her position as an auditor (outside) of Meiji Dairies as of March 31, 2009.

7. Information on Auditors of MEIJI Holdings

Auditors of MEIJI Holdings will be as follows:

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
Kouichirou Kawashima (August 1, 1946)	Apr. 1969	Joined Meiji Dairies	(1) 0 shares (2) 21,560 shares (3) 2,522 shares
	Jun. 2004	President and Director of Fresh Network Systems Co., Ltd.	
	Jun. 2005	Director of Meiji Dairies	
	Jun. 2007	Auditor of Meiji Dairies (current)	
Chikao Morishima (July 3, 1947)	Apr. 1970	Joined Meiji Trading Co., Ltd.	(1) 8,483 shares (2) 0 shares (3) 848 shares
	Jul. 2006	Director of Auditing Department of the Company	
	Jun. 2007	Auditor of the Company (current)	
Shoji Miyamoto (January 22, 1949)	Jul. 1971	Joined the Ministry of Agriculture and Forestry	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 2000	Resigned from the Ministry of Agriculture, Forestry and Fisheries	
	May 2000	Executive Director of Association of Compensation Fund for Consigned Liabilities in Commodity Futures, Inc. (the "Association")	
	Jun. 2004	Vice President of the Association	

Name (Date of Birth)	Employment History		(1) Number of Shares of the Company Owned (2) Number of Shares of Meiji Dairies Owned (3) Number of Shares of MEIJI Holdings to be Allocated
	Apr. 2005	Vice President of National Futures Protection Fund	
	Jun. 2008	Auditor of Meiji Dairies (current)	
Kenichi Yamaguchi (September 30, 1955)	Apr. 1980	Joined the Legal Training and Research Institute of Japan	(1) 1,483 shares (2) 0 shares (3) 148 shares
	Apr. 1982	Registered as attorney at law (Daini Tokyo Bar Association) Commenced legal services (current)	
	Apr. 2001	Vice President of Daini Tokyo Bar Association	
	Apr. 2003	Executive Governor of Japan Federation of Bar Associations	
	Jun. 2007	Auditor of the Company (current)	

(Notes)

1. Meiji Trading Co., Ltd. merged with and into the Company as of April 1, 1972.
2. There are no conflicts of interest between candidates for auditors of MEIJI Holdings and the Company or Meiji Dairies. In addition, no conflicts of interest are expected between such candidates and MEIJI Holdings.
3. Messrs. Shoji Miyamoto and Kenichi Yamaguchi are candidates for outside auditors defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of Companies Act.
4. In order to have Mr. Shoji Miyamoto audit the management of MEIJI Holdings from a broad perspective on the basis of his familiarity with, and considerable knowledge and experience with respect to, the dairy and milk industries , the Company requests that you elect Mr. Miyamoto as an outside auditor. Although Mr. Miyamoto has not previously been involved in corporate management by means other than as an outside director or outside auditor, because of his considerable experience in government agencies and various entities, among others, the Company believes that Mr. Miyamoto is capable of adequately performing his duties as an outside auditor.
5. In order to have Mr. Kenichi Yamaguchi audit the management of MEIJI Holdings mainly from a compliance perspective on the basis of his considerable experience and knowledge as an attorney at law, the Company requests that you elect Mr. Yamaguchi as an outside auditor. Although Mr. Yamaguchi has not previously been involved in corporate management by means other than as an outside director or outside auditor, because he has sophisticated and special knowledge regarding corporate legal affairs, the Company believes that Mr. Yamaguchi is capable of adequately performing his duties as an outside auditor.
6. MEIJI Holdings plans to enter into contracts with Messrs. Shoji Miyamoto and Kenichi Yamaguchi, its outside auditors, to limit their liabilities set forth in Article 423, Paragraph 1 of the Companies Act. The maximum amount of liabilities under such contracts shall be in accordance with the amounts provided in applicable laws and regulations.
7. Mr. Kouichirou Kawashima is scheduled to resign from his position as an auditor of Meiji Dairies as of March 31, 2009.

8. Information on Accounting Auditor of MEIJI Holdings

The Accounting Auditor of MEIJI Holdings will be as follows:

Name	The Fuji Accounting Office
Address of Head Office	Shin Tokyo Building, 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
History	January 6, 1970 Incorporated the Fuji Accounting Office
Outlines (as of September 30, 2008)	Certified public accountants: 18 Other persons who engage in auditing activities: 1 Other personnel: 3

9. Matters with Respect to the Resolution of the Agenda

This 1st Agenda shall become effective subject to the approval of the general meetings of shareholders of the Company and Meiji Dairies as stipulated in Article 7 of the Share Transfer Plan.

If the Share Transfer Plan becomes invalid, or the Share Transfer has been cancelled due to reasons set forth in Article 11 or 12 of the Share Transfer Plan, the resolution of this 1st Agenda shall become void.

2nd Agenda: Partial Amendments to the Articles of Incorporation

The Company requests your approval to amend the Articles of Incorporation as described in the below table highlighting the proposed amendments.

1. Reason for Amendments

Once the 1st Agenda (Establishment of a Parent Company through Joint Share Transfer) is approved and MEIJI Holdings is established on April 1, 2009 through the Share Transfer, the sole shareholder of the Company will become MEIJI Holdings. Accordingly, the provision pertaining to the record date for the ordinary general meeting of shareholders will become unnecessary.

Accordingly, the Company will abolish the system by which record dates are set for ordinary general meetings of shareholders, and, in addition to deleting Article 13 (Record Date) and parts of Article 14 (Convocation and Record Date) of the current Articles of Incorporation, Article 15 and each subsequent Articles of the current Articles of Incorporation will be renumbered accordingly.

The amendments to the Articles of Incorporation will become effective on March 31, 2009, subject to (i) the 1st Agenda (Establishment of a Parent Company through Joint Share Transfer) being approved, (ii) the Share Transfer Plan, to be approved in the 1st Agenda, remaining effective until the day preceding March 31, 2009, and (iii) the Share Transfer to be implemented through the Share Transfer Plan not having been cancelled.

2. Details of Amendments

The details of amendments are as follows:

(Amendments as underlined)

Current Articles of Incorporation	Proposed Amendments
Article 13 (Record Date) The Company may, whenever necessary, upon giving prior public notice on a certain date to be determined by the Company, deem the shareholders or the registered pledgees of shares listed or recorded on the final shareholders' register as of such date as those shareholders or registered pledgees of shares who are entitled to exercise their rights; provided that, if such date is stipulated in these Articles of Incorporation, such public notice shall not be required.	(Deleted)
Article 14 (Convocation and Record Date)	Article 13 (Convocation)
The ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened as necessary.	The ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened as necessary.
Unless otherwise provided for by law or regulations, the general meeting of shareholders shall be convened pursuant to a resolution of the Board of Directors by the Representative Director who is President. In the event that the Representative Director who	Unless otherwise provided for by law or regulations, the general meeting of shareholders shall be convened pursuant to a resolution of the Board of Directors by the Representative Director who is President. In the event that the Representative Director who

Current Articles of Incorporation	Proposed Amendments
is President is unable to convene the meeting, one of the other Representative Directors shall convene it in his or her place in the order predetermined by the Board of Directors.	is President is unable to convene the meeting, one of the other Representative Directors shall convene it in his or her place in the order predetermined by the Board of Directors.
Shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders shall be those shareholders holding voting rights who are listed or recorded on the final shareholders' register as of March 31 of each year.	(Deleted)
Article 15 ~ Article 45 (Omitted)	Article 14 ~ Article 44 (Same as the current version)

(For your reference)
The Company plans to pay dividends from retained earnings of the Company (year-end dividend) for the fiscal year ending March 31, 2009 (from April 1, 2008 to March 31, 2009), pursuant to a resolution of the Board of Directors to those shareholders or registered pledgees of shares whose names are listed or recorded on the final shareholders' register (including beneficial shareholders' register, if any) as of March 31, 2009, in accordance with Article 42 (Organ to Determine Distribution of Surplus, etc.) and Article 43 (Distribution of Surplus) of the Articles of Incorporation of the Company.

From the perspective of protecting the interests of the current shareholders of the Company, the Company plans to pay the same level of dividends as the Company paid in the past.

End of Document

Annexes to the Convocation Notice of Meiji Seika Kaisha, Ltd.

Annex 1

Business Report for Meiji Dairies Corporation for the fiscal year ended March 31, 2008

Annex 2

Consolidated Financial Data for Meiji Dairies Corporation extracted from its 130th Annual Securities Report

BUSINESS REPORT OF MEIJI DAIRIES CORPORATION

(April 1, 2007 through March 31, 2008)

1. Results of the Corporate Group's Operations

(1) Results of Operations

The Japanese economy showed signs of moderate recovery in the fiscal year ended March 31, 2008 ("Fiscal 2007"), boosted by a steady increase in corporate earnings and growing capital investment, but consumer spending stalled as rising taxes and social insurance premiums generated concern about income stability.

In the food industry, several incidents of fraudulently labeled packages during the year elevated consumer concern about food safety and security.

The dairy industry business environment also changed radically, largely due to the unprecedented increases in crude oil prices and raw material procurement costs. Although the whole milk industry made every effort to expand the consumption of milk beverages and processed milk products, the growth rate for milk beverage consumption remained sluggish.

In this environment, the Meiji Dairies Group has focused on measures such as strengthening the yogurt and probiotics business and other existing business with superior competitiveness, proactively investing management resources into growth business domains such as the cheese and liquid foods businesses, thoroughly strengthening the group's unique technological and product capabilities, and steadfastly pursuing improvements in group-wide management efficiency. Moreover, the Meiji Dairies Group has been responding to the radically changing operating environment by implementing cost-cutting initiatives such as reducing sourcing and manufacturing costs, streamlining distribution operations and improving the efficiency of indirect operations.

As a result, with respect to net sales for the Meiji Dairies Group in Fiscal 2007, a decrease in sales of milk, processed milk and milk beverages, yogurt and other products compared to fiscal year ended March 31, 2007 ("Fiscal 2006") was offset by increased sales in the feed business and other subsidiary operations, resulting in a 0.6% year-on-year increase to 706,988 million yen. With respect to income, factors such as sharp rises in raw material prices and changes to the treatment of depreciation expenses resulted in a 31.1% year-on-year decline in operating income to 16,262 million yen and a 31.4% year-on-year decline in ordinary income to 16,065 million yen.

The Tokachi factory of the Meiji Dairies Corporation (the "Company") in Memuro-cho, Kasai-gun, Hokkaido commenced operations in March 2008. The factory, which is one of the leading factories in Japan in terms of milk-processing capabilities, is principally engaged in the production of natural cheese.

Sales for each segment are as follows:

- Food Segment

  The food segment encompasses the manufacture and sale of milk, dairy products, ice cream and other foods.

  Sales of milk, processed milk products, yogurt and other products declined from the previous fiscal year, resulting in a 0.1% year-on-year decrease in net sales to 595,761 million yen. Operating income declined 27.3% year-on-year to 14,558 million yen, due to factors such as sharp rises in raw material prices and changes to the treatment of depreciation expenses.

- Service and Others Segment

  The service and others segment comprises the feed business, the distribution business and other businesses.

  Segment sales rose 4.2% from the previous fiscal year to 157,545 million yen, due to the rise in feed business sales following revisions to assorted feed prices primarily. However, sharp rises in feed grain prices in the feed business and other factors resulted in a 48.9% year-on-year decrease in operating income to 1,769 million yen.

Net Sales and Operating Income by Segment

Segment		Net Sales (¥ millions)	Percentage represented by current year's results as compared to the previous fiscal year (%)	*Operating Income* (¥ millions)	Percentage represented by current year's *results as* compared to the previous fiscal year (%)
1	Food	595,761	99.9	14,558	72.7
2	Service and Others	157,545	104.2	1,769	51.1
Total		706,988	100.6	16,262	68.9

(Note) The figures listed for net sales and operating income per segment are shown prior to exclusion of intersegment transactions. Intersegment transactions account for 46,317 million yen of net sales and 64 million yen of operating income.

The Company's business segments may be outlined as follows:

- City Milk Segment

  Although sales of "Meiji Probio Yogurt LG21" and "Meiji Oishii Gyunyu" remained strong, sales of products in the "Meiji Bulgaria Yogurt" series and milk, processed milk and milk beverages declined from the previous fiscal year, resulting in a 2.2% year-on-year decrease in net sales to 288,217 million yen in the City Milk segment.

- Processed Milk Products Segment

  Sales of cheese and butter remained strong, and sales of infant formula increased from the previous fiscal year, which resulted in a 5.4% year-on-year increase in net sales to 70,089 million yen in the Processed Milk Products segment.

- *Ice Cream Segment*

  Sales in the Ice Cream segment increased 5.2% from the previous fiscal year to 39,228 million yen as a result of a growth in sales for the "Meiji Essel Super Cup" series.

- Beverages Segment

  Sales in the Beverages segment declined 4.6% from the previous fiscal year to 28,835 million yen, due to intensifying competition.

- Other Products Segment

  Although nutraceuticals continued to draw steady demand, sales in the Other Products segment declined 1.0% from the previous fiscal year to 51,981 million yen, due to a decline in sales of frozen food products and other factors.

As a result, the Company's net sales declined 0.6% from the previous fiscal year to 478,353 million yen.

(2) Financial Condition, Profit and Loss for the Three Most Recent Fiscal Periods

a. Trends in Business Results and Financial Condition of the Corporate Group

	127th Term (FY 2004)	128th Term (FY 2005)	129th Term (FY 2006)	130th Term (FY 2007)
Net sales (¥ millions)	725,024	710,908	702,750	706,988
Ordinary income (¥ millions)	19,081	20,179	23,421	16,065
Net income (¥ millions)	9,722	10,055	13,708	9,226
Net income per share (¥)	32.73	33.86	42.81	28.08
Total assets (¥ millions)	357,592	361,134	383,560	390,192
Net assets (¥ millions)	100,026	112,695	146,044	147,425
Net assets per share (¥)	337.86	380.85	437.45	441.73

(Notes) 1. Effective from the 127th Term, the Company prepared the consolidated financial reports stipulated in Article 19, Paragraph 2 of the former "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, Etc. of Stock Corporations". Effective from the 129th Term, the Company has prepared the consolidated financial reports stipulated in Article 444 of the "Companies Act of Japan".

2. Per share figures are calculated in accordance with Accounting Standards Board Statement No. 2 "Accounting Standard for Net Income Per Share" and Accounting Standards Board Guidance No. 4 "Guidance on Accounting Standard for Net Income Per Share".

3. Effective from the 129th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

b. Trends in Business Results and Financial Condition of the Company

	127th Term (FY 2004)	128th Term (FY 2005)	129th Term (FY 2006)	130th Term (FY 2007)
Net sales (¥ millions)	493,868	484,285	481,206	478,353
Ordinary income (¥ millions)	14,144	15,702	18,373	12,398
Net income (¥ millions)	6,290	8,096	9,235	6,460
Net income per share (¥)	21.15	27.26	28.84	19.66
Total assets (¥ millions)	275,013	282,554	322,137	332,270
Net assets (¥ millions)	89,382	99,847	126,168	125,047
Net assets per share (¥)	301.91	337.43	383.94	380.64

(Notes) 1. Per share figures are calculated in accordance with Accounting Standards Board Statement No. 2 "Accounting Standard for Net Income Per Share" and Accounting Standards Board Guidance No. 4 "Guidance on Accounting Standard for Net Income Per Share".

2. Effective from the 129th Term, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets on the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005.

(3) Issues to be Addressed

With respect to the business environment in which the Meiji Dairies Group operates, in addition to the decline in birth rates and the aging of society, uncertainty over the future continues to grow with respect to the high price of crude oil and increases in raw material prices as a result of increased global demand for food staples, among others. Moreover, substantial improvements in individual consumption are not expected, due to the impact of factors such as slowed income growth and anxiety over household finances going forward.

In the dairy industry, raw material costs are expected to remain high, and it is believed that the business environment will inevitably become even more challenging going forward. Consumption of milk in Japan continues to be sluggish and the Meiji Dairies Group recognizes that the need for further efforts aimed at increasing consumption of milk and processed milk products is becoming even greater.

In this challenging environment, the Meiji Dairies Group intends to further strengthen its operating base in an effort to achieve its long-term vision: "Our Objective is to Utilize Our Unique Technological and Product Strengths to Become a Globally Competitive Food Business Corporate Group on Par with the World's Leading Food Companies".

Specifically, the Meiji Dairies Group will continue to enhance the value of the "MEIJI" brand and thoroughly strengthen existing businesses, such as the yogurt and probiotics business which encompasses "Meiji Bulgaria Yogurt LB81", "Meiji Probio Yogurt LG21" and other products, with superior competitiveness.

Furthermore, with respect to growth businesses such as the cheese business, in which continued increases in consumption are expected, and the liquid foods business, which is experiencing increased demand due to the aging of society, the Meiji Dairies Group will integrate production and marketing to proactively pursue sales expansion, and continue to expand and develop its businesses.

The Meiji Dairies Group will also continue its steadfast cost-cutting initiatives and continue to reform the cost structure through efforts such as optimizing the intra-Group distribution system through an alliance with Meiji Logitech Co., Ltd., which was established through the integration of two of the Group's distribution subsidiaries, and improving the efficiency of indirect operations through further developments in information technology.

Moreover, in order to address the sharp rise in raw material prices which have advanced beyond the scope within which corporate efforts alone are able to allay them, in addition to gaining the understanding of our distributors, consumers and other stakeholders with respect to the fact that product price schedules must be revised, the Meiji Dairies Group will focus its efforts on establishing such revised schedules in the market.

In addition to the above, through initiatives such as the launch of the "Meiji Qualias" in-house quality assurance system, which provides high-quality, reliable products and services to customers, a deep commitment to compliance efforts, which form the foundation of corporate management, the Meiji Dairies Group will continue to work in unison towards further enhancing corporate value.

The Meiji Dairies Group hopes to receive the continued understanding and support of our shareholders.

(4) Capital expenditures

Capital expenditures undertaken by the corporate group in the current fiscal year amounted to 41,498 million yen on a cash base. The principal capital expenditures are as follows:

Location	Description	Commencement Date	Completion Date
Meiji Dairies Corporation Tokachi Plant	Construction of new cheese plant	May 2006	March 2008
Meiji Dairies Corporation Kansai Plant	Construction of new yogurt production facility	November 2006	February 2008
Meiji Dairies Corporation Gunma Plant	Construction of new liquid foods production facility	April 2007	August 2008 (scheduled)

(5) Fund Procurement

The Company issued 20 billion yen in face amount of Series Five unsecured bonds on December 6, 2007 (with an interest rate of 1.4% per annum and a redemption date of December 6, 2012). Funds procured from the issuance of the bonds were used to repay debt and for operating capital.

The Company has also entered into commitment-line contracts with principal financial institutions for an aggregate amount of 20 billion yen in order to efficiently procure funds for operating capital.

(6) Acquisition or Disposal of Securities or Other Equity, or Stock Acquisition Rights of Another Corporation

There is no information to disclose with respect to the acquisition or disposal of securities or other equity, or stock acquisition rights of another corporation.

(7) Significant Parent Companies, Subsidiaries and Other Companies

a. Relationship with Parent Company

N/A

b. Significant Subsidiaries and Other Companies.

Name	Paid-in Capital (¥ millions)	Meiji Dairies Corporation Share Holding Ratio	Major Businesses
Meiji Feed Co., Ltd.	480	100.00	Manufacture and sale of feed
Nihon Kanzume Co., Ltd.	314	67.93	Manufacture and sale of canned produce
Meiji Oils and Fats Co., Ltd.	38	100.00	Processing, manufacture and sale of margarine, oils and fats
Fresh Network Systems Co., Ltd.	4,604	94.67	Holding of shares and integrated management of transportation, sales companies
Tokyo Milk Transportation Co., Ltd.	98	94.67	Transportation business
Kantora Logistics Co., Ltd.	396	94.67	Transportation business
Hokkaido Meihan Co., Ltd.	90	94.67	Sale of milk, processed milk products and other products

Tohoku Meihan Co., Ltd.	400	94.67	Sale of milk, processed milk products and other products
Tokyo Meihan Co., Ltd.	495	94.67	Sale of milk, processed milk products and other products
Tokyo Meiji Foods Co., Ltd.	400	94.67	Sale of milk, processed milk products and other products
Chubu Meihan Co., Ltd.	379	94.67	Sale of milk, processed milk products and other products
Kanazawa Meihan Co., Ltd.	65	94.67	Sale of milk, processed milk products and other products
Kinki Meihan Co., Ltd.	490	94.67	Sale of milk, processed milk products and other products
Chugoku Meihan Co., Ltd.	490	94.67	Sale of milk, processed milk products and other products
Kyushu Meinyu Hanbai Co., Ltd.	445	94.67	Sale of milk, processed milk products and other products
Asahi Broiler Co., Ltd.	150	70.00	Manufacture and sale of livestock feed
Meiji Kenko Ham Co., Ltd.	100	88.07	Manufacture and sale of livestock feed
Osaka Hosho Milk Products Co., Ltd.	473	100.00	Manufacture and sale of milk, processed milk products and other products
Shikoku Meiji Dairy Products Co., Ltd.	480	100.00	Manufacture and sale of milk, processed milk products and other products
Tokai Meiji Co., Ltd.	74	99.17	Manufacture and sale of milk, processed milk products and other products
K.C.S. Co., Ltd.	80	100.00	Delivery center business
Ohkura Pharmaceutical Co., Ltd.	72	100.00	Manufacture and sale of pharmaceuticals
Meiji Techno-Service Inc.	30	100.00	Engineering business
Nice Day Co., Ltd.	25	100.00	Insurance agency business, financing and leasing business and mail order business
Chiba Meiji Milk Products Co., Ltd.	47	99.56	Manufacture and sale of milk, processed milk products and other products
Pampy Foods Incorporation	99	79.96	Manufacture and sale of food and beverages
Okinawa Meiji Milk Products Co., Ltd.	91	50.00	Manufacture and sale of milk, processed milk products and other products

(Note) On April 1, 2008, Kantora Logistics Co., Ltd. merged with and into Tokyo Milk Transportation Co., Ltd. Tokyo Milk Transportation Co., Ltd. also changed its trade name to Meiji Logitech Co., Ltd. on April 1, 2008.

c. Others

(i) Technology alliances

Partner	Details
Bulgaria / LB Bulgaricum PLC	Transfer of yogurt production technology
China /Guangdong M&F-Yatang Dairy Products Co., Ltd.	Provision of ice cream production technology

(ii) Business alliances

Partner	Details
Thailand / Bangkok IN-EX Co., Ltd. & CP Group Co., Ltd.	Establishment of "CP Meiji Co., Ltd.", a joint venture company to engage in the production and sale of drinking milk, yogurt and other products in Thailand

(8) Principal Areas of Business

The principal areas of business of the Meiji Dairies Group are the manufacture and sale of milk and processed milk products. Further details are set forth in "(1) Results of Operations" of "1. Results of the Corporate Group's Operations".

(9) Principal Sales Offices, Plants and Research Institutes (as of March 31, 2008)

a. Meiji Dairies Corporation

(i) Sales offices

Head office: 2-10, Shinsuna 1-chome, Koto-ku, Tokyo

Regional offices: Tokyo (Koto-ku, Tokyo), Tokai (Mizuho-ku, Nagoya), Kansai (Kita-ku, Osaka)

Branch offices: Hokkaido (Shiroishi-ku, Sapporo), Tohoku (Izumi-ku, Sendai), Kitakanto (Takasaki), Higashikanto (Kita-ku, Saitama), Tokyo (Koto-ku, Tokyo), Kanagawa (Kanagawa-ku, Yokohama), Tokai (Mizuho-ku, Nagoya), Shizuoka (Suruga-ku, Shizuoka), Hokuriku (Ishikawa-gun, Ishikawa), Kansai (Kita-ku, Osaka), Kyoto (Ukyo-ku, Kyoto), Hyogo (Chuo-ku, Kobe), Chugoku (Minami-ku, Hiroshima), Kyushu (Chuo-ku, Fukuoka)

(ii) Plants

Hokkaido region: Wakkanai, Nishi-shumbetsu, Honbetsu, Nemuro, Tokachi Obihiro, Tokachi, Sapporo, Asahikawa

Tohoku region: Tohoku (Miyagi)

Kanto region: Saitama, Gunma, Ibaraki, Kanto (Saitama), Moriya (Ibaraki), Kanagawa

Chubu region: Karuizawa (Nagano), Aichi, Shizuoka, Hokuriku (Ishikawa)

Kinki region: Kansai (Osaka), Kyoto

Chugoku region:	Okayama, Hiroshima
Kyushu region:	Kyushu (Fukuoka)

(iii) Research institutes

The Research & Development Center, the Food Functionality Science Institute and the Technology Development Institute (all of which are located in Odawara city).

(Note) Plant information includes branch plants.

b. Significant Subsidiaries

(i) Food segment

Nihon Kanzume, Co., Ltd.	(Memuro-cho, Kasai-gun, Hokkaido)
Meiji Oils and Fats Co., Ltd.	(Amagasaki, Hyogo)
Hokkaido Meihan Co., Ltd.	(Higashi-ku, Sapporo, Hokkaido)
Tohoku Meihan Co., Ltd.	(Izumi-ku, Sendai-shi, Miyagi)
Tokyo Meihan Co., Ltd.	(Sumida-ku, Tokyo)
Tokyo Meiji Foods Co., Ltd.	(Toda-shi, Saitama)
Chubu Meihan Co., Ltd.	(Mizuho-ku, Nagoya-shi, Aichi)
Kanazawa Meihan Co., Ltd.	(Nonoichi-machi, Ishikawa-gun, Ishikawa)
Kinki Meihan Co., Ltd.	(Takatsuki-shi, Osaka)
Chugoku Meihan Co., Ltd.	(Asaminami-ku, Hiroshima-shi, Hiroshima)
Kyushu Meinyu Hanbai Co., Ltd.	(Hakata-ku, Fukuoka-shi, Fukuoka)
Asahi Broiler Co., Ltd.	(Sumida-ku, Tokyo)
Meiji Kenko Ham Co., Ltd.	(Shinagawa-ku, Tokyo)
Osaka Hosho Milk Products Co., Ltd.	(Hirakata-shi, Osaka)
Shikoku Meiji Dairy Products Co., Ltd.	(Mitoyo-shi, Kagawa)
Tokai Meiji Co., Ltd.	(Fukuroi-shi, Shizuoka)
Chiba Meiji Milk Products Co., Ltd.	(Wakaba-ku, Chiba)
Pampy Foods Incorporation	(Kodaira-shi, Tokyo)
Okinawa Meiji Milk Products Co., Ltd.	(Urasoe-shi, Okinawa)

(ii) Service and Others segment

Meiji Feed Co., Ltd.	(Sumida-ku, Tokyo)
Fresh Network Systems Co., Ltd.	(Sumida-ku, Tokyo)
Tokyo Milk Transportation Co., Ltd.	(Sumida-ku, Tokyo)
Kantora Logistics Co., Ltd.	(Yao-shi, Osaka)
K.C.S. Co., Ltd.	(Nishinomiya-shi, Hyogo)
Ohkura Pharmaceutical Co., Ltd.	(Minami-ku, Kyoto)
Meiji Techno-Service Inc.	(Koto-ku, Tokyo)
Nice Day Co., Ltd.	(Sumida-ku, Tokyo)

(10) Employees (as of March 31, 2008)

a. Employees in the Corporate Group

Segment	Number of Employees	Increase (decrease) compared to the end of the previous fiscal year
Food	5,695 (4,188)	88 (56)
Service and Others	839 (693)	5 (128)
Common	600 (80)	-13 (5)
Total	7,134 (4,961)	80 (189)

(Notes) 1. The "Number of Employees" listed above is the number of full-time employees, excluding employees seconded from the corporate group to companies outside the corporate group but including those employees seconded to the corporate group from companies outside the corporate group. The average annual number of part-time employees is shown in brackets and is not included in "Number of Employees".

2. The number of employees listed in "Common" is the number of employees who belong to the administrative divisions that cannot be categorized into certain segments.

b. Employees of Meiji Dairies Corporation

Number of Employees	Average age	Average length of service
4,481	36.4	12.8 years

(Note) The number of employees excludes employees seconded to other companies from the Company, but includes those employees seconded to the Company from other companies.

(11) Principal Lenders (as of March 31, 2008) (¥ millions)

Name	Loan amount
Mizuho Bank, Ltd.	4,685
Resona Bank, Ltd.	3,368
The Norinchukin Bank	3,128
Nippon Life Insurance Company	2,057
Agriculture, Forestry and Fisheries Finance Corporation (AFC)	11,627

(12) Other Significant Information Pertaining to the Meiji Dairies Group

N/A

2. Matters Concerning the Company (as of March 31, 2008)

(1) Shares

a. Authorized Number of Shares: 800,000,000 shares

b. Total Number of Issued and Outstanding Shares: 329,648,786 shares (unchanged from the end of the previous fiscal year)

c. Number of Shareholders: 32,259 (an increase of 2,713 shareholders compared to the end of the previous fiscal year)

d. Principal Shareholders:

Name	Investment in Meiji Dairies Corporation	
	Number of Shares Owned (thousand shares)	Percentage of the Total Issued and Outstanding Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	23,128	7.04
Japan Trustee Services Bank, Ltd. (Trust Account)	15,849	4.82
Mizuho Bank, Ltd.	14,581	4.44
Meiji Seika Kaisha, Ltd.	13,488	4.11
Resona Bank, Ltd.	11,000	3.35
Nippon Life Insurance Company	10,013	3.05
The Norinchukin Bank	8,085	2.46
The Sumitomo Trust & Banking Co.,Ltd.	6,985	2.13
Meijinyugyou Kyoueikai	5,202	1.58
Sompo Japan Insurance Inc.	4,610	1.40

(Note) Treasury stock (1,130,509 shares) is excluded from the calculation of "Percentage of the Total Issued and Outstanding Shares".

(2) Directors and Auditors of Meiji Dairies Corporation

a. Directors and Auditors

Title	Responsibilities	Name
Chairman	(Representative Director)	Hisashi Nakayama
President & CEO	(Representative Director)	Shigetaro Asano
Senior Managing Director	(Responsible for Production; Research & Development, Quality Assurance, Raw Milk and Purchasing)	Kaname Tanaka
Senior Managing Director	(Responsible for General Administration, Public Relations, Customer Relations,	Tsuyoshi Nagata

	Administration, Accounting, General Affairs, Information Systems, and Affiliated Companies Administration)	
Senior Managing Director	(Responsible for Operations, City Milk Consolidated Marketing Division, Nutritionals Consolidated Marketing Division, Processed Foods & Foodservice Consolidated Marketing Division, and Corporation Communication of the Company)	Shouichi Ihara
Managing Director	(Responsible for Environmental Relations, Production, Engineering Technology and Distribution Management)	Koichi Yoshioka
Managing Director	(General Manager, Tokyo Main Branch)	Hiromi Tsukanishi
Managing Director	(General Manager, Processed Foods & Foodservice Consolidated Marketing Division)	Tadashi Matsuzawa
Managing Director	(General Manager, R&D Planning Division, responsible for Overseas Instant Foods Marketing Division, Production Technology, Product Development and Pharmaceuticals Division)	Yoshio Baba
Managing Director	(General Manager, City Milk Consolidated Marketing Division)	Kenichi Nonaka
Director	(General Manager, Kansai Main Branch)	Kazuhiro Minemoto
Director	(General Manager, Raw Milk Department)	Norio Shigenari
Director	(General Manager, Production Department)	Naoki Kato
Director	(President & Chief Executive Officer, Fresh Network Systems Co., Ltd.)	Jyunji Yamamoto
Director	(General Manager, Affiliated Companies Administration Department)	Masami Eguro
Director	(General Manager, Personnel Department)	Hidesada Kaneko
Director	(General Manager, Quality Assurance Department)	Kaoru Koide
Director	(Manager, Corporate Strategy Division)	Shouzou Nawata
Director ※	(General Manager, Tokai Main Branch)	Toshiyuki Sakaguchi

Director ※	(General Manager, Administration Department)	Takashi Hirahara
Director ※	(General Manager, Kyushu Branch President & Chief Executive Officer, Kyushu Meihan Hanbai Co., Ltd.)	Susumu Ohba
Director ※	(Director, Research & Development Center, R&D Planning Division and General Manager, Research & Development Department<Milk & Beverage>)	Tadashi Nakatsubo
Director ※	(General Manager, Nutritionals Consolidated Marketing Division)	Kazuo Kawamura
Director ※	(General Manager, Corporate Strategy Division and General Manager, Corporate Planning Department)	Takaaki Yanaka
Director ※	(General Manager, Engineering Technology Department)	Katsuyoshi Kotake
Standing Auditor		Hajime Yoshioka
Standing Auditor		Nobukuni Hoshino
Standing Auditor ※		Kouichirou Kawashima
Auditor		Shouji Akahane
Auditor		Yoshiaki Fujii
Auditor ※		Youko Sanuki

(Notes) 1. Messrs. Shouji Akahane, Yoshiaki Fujii and Ms. Youko Sanuki, are outside auditors.

2. Those directors and auditors with a "※" symbol next to their name were newly appointed to their respective positions at the 129th ordinary general meeting of shareholders held on June 28, 2007.

3. The following directors and auditors resigned from their respective positions as of the close of the 129th ordinary general meeting of shareholders held on June 28, 2007: Senior Managing Director Takehiko Tsurumaru, Managing Director Shigeo Saito, Managing Director Tamotsu Kuwata, Director Tetsuo Hayashi, Director Kouichirou Kawashima and Director Toshiaki Yoshida.

4. Effective April 1, 2008, the responsibilities of a director of the Company were revised as follows:

   Director (General Manager, Kyushu Main Branch) Susumu Ohba

b. Significant Concurrent Posts Held by Directors and Auditors

Mr. Hajime Yoshioka, an auditor of the Company, also holds the position of auditor (part-time) at Tokyo Milk Transportation Co., Ltd., Kantora Logistics Co., Ltd., Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd., Ohkura Pharmaceutical Co., Ltd., Pampy Foods Incorporation and Okinawa Meiji Milk Products Co., Ltd.

Mr. Nobukuni Hoshino, an auditor of the Company, also holds the position of auditor (part-time) at Meiji Feed Co., Ltd., Nihon Kanzume, Co., Ltd., Meiji Oils and Fats Co.,

Ltd., Fresh Network Systems Co., Ltd., Shikoku Meiji Dairy Products Co., Ltd. and Nice Day Co., Ltd.

Kouichirou Kawashima, an auditor of the Company, also holds the position of auditor (part-time) at Osaka Hosho Milk Products Co., Ltd., Tokai Meiji Co., Ltd., Meiji Techno-Service Inc. and Chiba Meiji Milk Products Co., Ltd.

c. Principal Activities of Outside Auditors

Name	Principal Activities
Shoji Akahane	Attended all 16 meetings of the Board of Directors and all 14 meetings of the Board of Auditors held during Fiscal 2007. Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.
Yoshiaki Fujii	Attended all 16 meetings of the Board of Directors and all 14 meetings of the Board of Auditors held during Fiscal 2007. Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.
Youko Sanuki	Attended all 13 meetings of the Board of Directors and all 10 meetings of the Board of Auditors held during Fiscal 2007 (subsequent to the 129th ordinary general meeting of shareholders at which Ms. Sanuki was appointed to the position of auditor). Provided timely and appropriate information with respect to matters concerning audit methods and execution of other auditors' duties.

d. Aggregate Amount of Remuneration to Directors and Auditors

Classification	Number of Persons	Aggregate Amount of Remuneration (¥ millions)
Directors	25	548
Auditors (Figures pertaining to outside auditors included in the above)	6 (3)	103 (35)
Total	31	651

(Note) Remuneration paid to employees is not included in the above figures. Remuneration paid to employees is as follows:

Employees who hold concurrent posts as directors: 210 million yen.

(3) Matters Concerning Accounting Auditor

a. Name of Accounting Auditor

The Fuji Accounting Office

b. Remuneration Paid to Accounting Auditor

Classification	Aggregate Amount of Remuneration (¥ millions)
(1) Remuneration, etc. paid to Accounting Auditor during Fiscal 2007	39
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	51

(Note) Because no distinction is made between audit services rendered pursuant to the Companies Act and audit services rendered pursuant to the Financial Instruments and Exchange Law under the agreement between the Company and the Accounting Auditor, and because such distinction cannot be made, the above figures represent the total amounts for audit services rendered.

c. Policies on Dismissal or Reappointment of Accounting Auditor

The Board of Auditors is to dismiss the Accounting Auditor, pursuant to the unanimous consent of the auditors, in the event that the Accounting Auditor is recognized as falling under any of the items listed in Article 340, Paragraph 1 of the Companies Act. In such case, an auditor appointed by the Board of Auditors shall report on the dismissal of the Accounting Auditor, and the reasons for the dismissal, at the first general meeting of shareholders following such dismissal.

3. Systems to Ensure the Appropriateness of the Company's Business

(1) System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Directors in Performing their Duties

a. The Company shall adopt a Behavior Charter and a Code of Ethics, and each director shall pledge and commit themselves to compliance with such.

The Company shall receive advice from outside specialists as necessary in order to prevent the occurrence of any actions in the course of the performance of duties by directors that would violate applicable laws and regulations or the Articles of Incorporation.

b. Directors shall immediately report to the Board of Directors or an auditor the discovery of any action by another director that may violate applicable laws and regulations or the Articles of Incorporation.

(2) System for the Retention and Management of Information Relating to the Performance of Duties by Directors

The Company shall properly retain and manage minutes of meetings of the Board of Directors and other meetings, management approval documents (*ringisho*) and other information relating to the performance of duties by directors, in accordance with the document management guidelines.

(3) Rules and Systems with Respect to the Management of Risk of Loss

a. The Company shall establish departments to be responsible for managing the risks of loss associated with each of the Company's operations ("Principal Operational Divisions"), and each Principal Operational Division shall execute its duties pursuant to its prescribed administrative authorities.

The Company shall, as necessary, establish regulations, guidelines, manuals and other information ("Regulations") and shall ensure that all employees and directors are familiar with such Regulations through education, training and other measures.

The Company shall also establish organizations such as a Risk and Compliance Committee and a Food Safety Committee in order to ensure that the risk management system functions effectively.

b. The audit department shall periodically conduct internal audits into the management of risks of loss, and shall make recommendations for improvements.

(4) System to Ensure the Efficiency of Performance of Duties by Directors

a. In addition to those meetings called pursuant to relevant laws and regulations, the Board of Directors shall convene meetings as and when necessary.

The Board of Directors shall follow a policy of establishing relevant executive boards, management committees, or other pertinent groups in advance of any potential issue to ensure management is fully prepared to discuss important management issues and matters related to the Board of Directors and to enable quick decision-making and enhance overall business efficiency.

b. In performing the duties for which they are responsible, directors shall operate within the parameters of the predetermined division of duties and their respective administrative authorities in accordance with the Articles of Incorporation, the Regulations of the Board of Directors and other regulations.

(5) System to Ensure Compliance with Relevant Laws and Regulations as well as the Articles of Incorporation by Employees in Performing their Duties

a. The Company shall set forth a Behavior Charter and a Code of Ethics, and each employee shall pledge and commit himself or herself to complying with such.

b. In addition to familiarizing employees of the Company with the Regulations formulated based on the relevant laws and regulations and Articles of Incorporation, among others, through education, training and other measures, Divisions in charge shall manage and supervise employees to ensure thorough compliance with such Regulations.

The Company shall also establish a Risk and Compliance Committee in order to ensure that the system to ensure compliance with relevant laws and regulations functions effectively.

c. In order to ensure that employees are complying with relevant laws and regulations and the Articles of Incorporation in the performance of their duties, the audit department shall periodically conduct internal audits and make recommendations for improvements.

d. As part of the internal reporting system, the Company shall establish internal and external compliance consultation counters.

(6) System to Ensure the Proper Business Operations of the Corporate Group Consisting of the Company, its Parent Company and its Subsidiaries

a. Subsidiaries and affiliated companies ("Subsidiaries") shall each formulate their own Code of Ethics, based on the spirit of the Behavior Charter and Code of Ethics of the Company.

Subsidiaries shall also establish Risk & Compliance Committees, and shall promote risk management and ensure compliance with relevant laws and regulations and the Articles of Incorporation through the efforts of such Risk & Compliance Committees.

b. Divisions in charge shall provide operational guidance to the Subsidiaries.

The Affiliated Companies Administration Department shall primarily be responsible for supporting the establishment of a system to ensure the proper business operations of the Subsidiaries and providing appropriate guidance as necessary.

c. In order to ensure compliance with relevant laws and regulations and the Articles of Incorporation in the business operations of the Subsidiaries, the audit department shall conduct internal audits as necessary and make recommendations for improvements.

d. Compliance consultation counters shall be established in the Subsidiaries in order to ensure the internal reporting system functions effectively through the corporate group. Use of the compliance consultation counters shall be promoted through adding the compliance consultation counter at the Company and providing access to several consultation counters.

(7) Matters Concerning Employees who assist Auditors with Their Duties in the Event that a Request to Retain such Employees is Made by the Auditors

The Company shall establish regulations with respect to employees who assist auditors with their duties (the "Employee Assistants") and shall appoint employees of the Company as such Employee Assistants.

(8) Matters Concerning the Independence of Employees Described in (7) from Directors

a. Matters concerning transfers, evaluations and revisions to compensation, among others, with respect to Employee Assistants, shall require the consent of the Board of Auditors.

b. Employee Assistants shall not hold any concurrent posts which would involve participation in the execution of duties of the Company.

(9) System for Directors and Employees to Report to Auditors, and for Other Reports to be Made to Auditors

The following matters must be reported to auditors:

1. The discovery by a director of facts which may cause significant damage to the Company.

2. The status of directors' execution of duties as members of the Board of Directors.

3. The status of the operation of the internal control system.

4. Other reports as determined by the auditors to be required of directors and employees in the execution of their duties.

(10) Other Systems to Ensure Effective Audit by Auditors

The Company shall cooperate with audits conducted by auditors pursuant to the audit standards determined by the Board of Auditors.

4. Basic Policy with Respect to Control of the Company

(1) Outline of Basic Policy

The Company believes that the establishment and maintenance of a corporate structure, founded on the Company's corporate philosophy, which enables the Company to steadily supply products which enjoy a high level of trust based on the accumulation of broad knowledge and extensive experience with respect to milk and milk-oriented technology is both essential to its management and the source of the common interests of its shareholders.

A sudden large-scale purchase of the Company's shares and other securities (a "Large-Scale Purchase") without full consideration being given to the Company's corporate philosophy and unique corporate characteristics could, depending on the objective and methods of such purchase, cause significant damage to the Company's corporate value and to the common interests of its shareholders.

The Company will not categorically resist all Large-Scale Purchases. However, the Company believes that, in the event that a third-party (a "Large-Scale Purchaser") proposes a Large-Scale Purchase, it is appropriate that the determination as to whether to (a) accept such Large-Scale Purchaser's offer, or (b) execute a counter-proposal prepared by the Company, should be made directly by the shareholders in light of which course of action results in the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

(2) Details of the Measures

a. Special Efforts towards the Realization of the Basic Policy

The corporate philosophy of the Company is: "The Meiji Dairies Group contributes to a healthy and happy daily life for our customers by offering new levels of value in food". Based on its foundation of milk and processed milk products, and using its unique technological strengths, the Company aims to provide products with high added value in all of the areas of "Delicious taste", "Health" and "Safety". Through the accumulation of these efforts the Company shall strive to obtain the trust and support of all of its stakeholders, and to further solidify the Meiji Dairies brand and maximize its corporate value.

The Company formulated a 2008 Medium-term Management Plan (for the period between Fiscal 2006 and Fiscal 2008) and has focused on further concentrating management resources in the yogurt and probiotics business and other core businesses, aggressively focusing management resources in growth businesses, including cheese and liquid foods, enhancing the value of the Meiji Dairies brand fortifying its marketing, technological development and product strengths, and improving Group management efficiency and implementing management system innovations.

b. Efforts to Prevent Assets and the Determination of Financial and Business Policies of the Company from being Controlled by Persons Considered Inappropriate in Light of the Basic Policy (Takeover Countermeasures)

Pursuant to a resolution at a meeting of the Board of Directors on May 15, 2007, the Company introduced the takeover countermeasures set forth below (the "Takeover Countermeasures") on June 29, 2007.

<Outline of the Takeover Countermeasures>

The Board of Directors of the Company shall request that any Large-Scale Purchaser proposing to acquire 20% or more of shares and other securities of the Company, or other such Large-Scale Purchase, submit a statement of intention in a form predetermined by the Company. If the Large-Scale Purchaser submits a statement of intention, the Board of Directors of the Company shall conduct discussions with the large-scale purchaser and distribute an appropriate statement of intention to all shareholders of the Company after acquiring information necessary for the shareholders' decision. The Company shall then prepare and distribute a counter-proposal, and shareholders shall be afforded sufficient time to consider whether the Company should (a) accept such Large-scale Purchaser's offer, or (b) execute a counter-proposal prepared by the Company. Such determination shall be made directly by the shareholders in light of which course of action results in the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

The Company will seek the view of its shareholders through confirming whether or not the shareholders deem the implementation of countermeasures against the relevant Large-Scale Purchase to be appropriate either at a general meeting of shareholders or by a written vote. If shareholders determine to activate countermeasures, the will of the shareholders will be communicated to the Large-Scale Purchaser, along with a request to revoke its proposal. If the Large-Scale Purchaser does not consent to the request, the Board of Directors of the Company may resolve to implement countermeasures in the form of a gratis issue of stock acquisition rights. If the Large-Scale Purchaser does not follow the above procedure, the Board of Directors may resolve to implement the countermeasures.

For detailed information with respect to the Company's takeover countermeasures, please refer to the press release dated May 15, 2007 and entitled "Notification with Respect to Introduction of Countermeasures to a Large-Scale Stock Purchase (Takeover Countermeasures)", which is available (in Japanese only) on the Company's home page (www.meinyu.co.jp)

(3) Determinations of the Board of Directors of the Company with Respect to (2) above and Reasons for such

The Board of Directors of the Company has determined that the measures for the enhancement of corporate value, which is rooted in the corporate philosophy of the Company, described above in (2) a. and the takeover countermeasures described above in (2) b., which the Board of Directors has deemed reasonable for the reasons set forth below, are each in accordance with the Basic Policy described above in (1), do not harm the common interests of shareholders of the Company and are not intended to maintain the positions of directors of the Company.

- The Takeover Countermeasures of the Company comply with the three principles set forth in the "Guidelines Regarding Takeover Defense for the Purpose of the Protection and Enhancement of Corporate Value and Shareholders' Common Interests" jointly released by the Ministry of Economy, Trade and Industry and Ministry of Justice of Japan on May 27, 2005.

- The Takeover Countermeasures of the Company were adopted with the aim of enhancing the Company's corporate value and the common interests of its shareholders by ensuring the provision of necessary and adequate information and time for the shareholders of the Company to make a decision of whether or not to accept the relevant Large-Scale Purchase.

  Moreover, although the Board of Directors of the Company may, pursuant to the Takeover Countermeasures of the Company, implement countermeasures to a Large-Scale Purchase, such countermeasures shall be implemented with the purpose of the protection and enhancement of the Company's corporate value and the common interests of its shareholders.

- The Takeover Countermeasures of the Company stipulate that the resolution with respect to whether to implement such countermeasures shall be made by shareholders of the Company through the exercise of their voting rights, and provide for due respect for the will of the shareholders.

- The Takeover Countermeasures of the Company may be abrogated, even before the end of their effective period (until the closing of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2010, scheduled to be held in June 2010), immediately upon (i) a resolution at a general meeting of shareholders revoking the delegation of responsibility for determining matters concerning the implementation of countermeasures to the Board of Directors, or (ii) upon a resolution with respect to the abrogation of the Takeover Countermeasures of the Company at a meeting of the Board of Directors of the Company. Accordingly, the Takeover Countermeasures of the Company may be abrogated in accordance with the will of the shareholders.

- The Board of Directors of the Company shall review the Takeover Countermeasures of the Company as necessary from the perspective of the corporate value of the Company and the overall interests of the shareholders, based on compliance with relevant laws and regulations, and in light of trends of other companies and other factors. The Board of Directors shall promptly disclose to the shareholders of the Company any amendments, revisions, abrogation or other actions taken with respect to the contents of the Takeover Countermeasures pursuant to such review.

- Because the Takeover Countermeasures of the Company and the stock acquisition rights allocated to shareholders of the Company as countermeasures pursuant to the Takeover Countermeasures may be abrogated upon a resolution of the general meeting of shareholders or the Board of Directors, or acquired or cancelled by the Company at any time, the Takeover Countermeasures of the company are not takeover defense measures of the "dead hand" type.

End of ANNEX 1

Consolidated Financial Data for Meiji Dairies Corporation (the "Company") extracted from its 130th Annual Securities Report, submitted to the Director of Kanto Local Finance Bureau in Japan on June 27, 2008 (pages 39 ~ 68)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Financial Statements

The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial Ordinance No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the year ended March 31, 2008 have been prepared in accordance with the Consolidated Financial Statements Regulations as amended. The consolidated financial statements for the year ended March 31, 2007 have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment.

2. Audit Certificate

The consolidated financial statements of the Company for the year ended March 31, 2007 and the 129th accounting period ended March 31, 2007 ("Fiscal 2006") have been audited pursuant to Article 193-2 of the Securities and Exchange Law of Japan, and the consolidated financial statements of the Company for the year ended March 31, 2008 and the 130th accounting period ended March 31, 2008 ("Fiscal 2007") have been audited pursuant to the Financial Instruments and Exchange Law of Japan, by an auditing firm, the Fuji Accounting Office.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Current Assets					
Cash and deposits		13,877		3,231	
Notes and accounts receivable	*7	90,489		80,347	
Inventories		34,653		42,072	
Deferred tax assets		6,933		6,262	
Other		10,279		10,069	
Allowance for doubtful accounts		(452)		(420)	
Total Current Assets		155,780	40.6	141,563	36.3
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures, net	*1, 3	62,151		67,787	
Machinery, equipment and vehicles, net	*1, 3	47,294		60,729	
Land	*3	43,854		43,824	
Construction in progress		10,037		9,347	
Other fixed assets	*1, 3	9,258		9,773	
Total		172,596		191,463	
Intangible Assets		4,119		6,584	
Investment and Other Assets					
Investment securities	*2, 3	34,117		28,490	
Deferred tax assets		444		1,027	
Other	*2	17,440		21,922	
Allowance for doubtful accounts		(937)		(860)	
Total		51,064		50,581	
Total Fixed Assets		227,779	59.4	248,629	63.7
TOTAL ASSETS		383,560	100.0	390,192	100.0

LIABILITIES	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Current Liabilities					
Notes and accounts payable	*7	73,286		65,403	
Short-term loans payable	*3	16,653		14,498	
Current portion of bonds		20,000		—	
Commercial paper		10,000		28,000	
Deferred tax liabilities		3,680		1,749	
Accrued expenses		32,841		32,151	
Reserve for directors' and corporate auditors' bonuses		35		—	
Other	*3	25,758		23,927	
Total Current Liabilities		182,255	47.5	165,730	42.5
Long-term Liabilities					
Bonds		15,000		35,000	
Long-term loans payable	*3	24,633		27,665	
Deferred tax liabilities		9,984		9,350	
Employees' retirement benefits		4,012		3,762	
Reserve for directors' and corporate auditors' retirement benefits		837		665	
Other	*5	791		592	
Total Long-term Liabilities		55,260	14.4	77,036	19.7
TOTAL LIABILITIES		237,515	61.9	242,766	62.2

NET ASSETS	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage over total assets (%)	Amount (¥ millions)	Percentage over total assets (%)
Shareholders' Equity					
Common stock		33,646	8.8	33,646	8.6
Additional paid-in capital		31,993	8.3	31,995	8.2
Retained earnings		70,407	18.4	76,019	19.5
Treasury stock, recorded at cost		(566)	(0.1)	(638)	(0.2)
Total shareholders' equity		135,481	35.3	141,022	36.1
Valuation and translation adjustments					
Net unrealized gains on investment securities		8,272	2,2	4,094	1.0
Total valuation and translation adjustments		8,272	2.2	4,094	1.0
Minority Interest		2,291	0.6	2,308	0.6
TOTAL NET ASSETS		146,044	38.1	147,425	37.8
TOTAL LIABILITIES AND NET ASSETS		383,560	100.0	390,192	100.0

CONSOLIDATED INCOME STATEMENT

	(Note)	Fiscal 2006		Fiscal 2007	
		Amount (¥ millions)	Percentage of net sales (%)	Amount (¥ millions)	Percentage of net sales (%)
Net sales		702,750	100.0	706,988	100.0
Cost of sales	*2	502,635	71.5	516,325	73.0
Gross profit		200,114	28.5	190,663	27.0
Selling, general and administrative expenses	*1, 2	176,517	25.1	174,400	24.7
Operating income		23,597	3.4	16,262	2.3
Non-operating income					
Interest income		53		52	
Dividend income		504		428	
Gain on sale of inventory assets		428		49	
Equity in income of affiliates		116		135	
House rent income		528		542	
Other		1,265		878	
Total		2,896	0.4	2,085	0.3
Non-operating expenses					
Interest expenses		989		864	
Loss on disposal of inventory assets		1,174		561	
Other		907		857	
Total		3,071	0.4	2,282	0.3
Ordinary income		23,421	3.3	16,065	2.3
Extraordinary income					
Gain on sale of fixed assets	*3	4,171		1,600	
Reversal of allowance for doubtful accounts		361		41	
Gain on liquidation of subsidiaries		—		464	
Other		266		259	
Total		4,799	0.7	2,366	0.3
Extraordinary Expenses					
Loss on disposition of fixed assets	*4	5,201		1,448	
Impairment loss	*5	13		—	
Loss on devaluation of securities		0		—	
Provision for directors' retirement benefits		774		—	
Depreciation of prior year leased assets		—		348	
Loss on destruction of inventory assets		—		309	
Other		804		507	
Total		6,794	1.0	2,614	0.4
Income before income taxes and minority interests		21,426	3.0	15,817	2.2
Income taxes – current		5,878		4,247	
Income tax – deferred		1,824		2,300	
Total		7,702	1.1	6,548	0.9
Minority interests		15	0.0	42	0.0
Net Income		13,708	2.0	9,226	1.3

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Fiscal 2006

(¥ millions)

	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains on investment securities		
Balance at March 31, 2006	23,090	21,434	58,505	(394)	102,636	10,059	2,273	114,969
Changes during the fiscal period								
Issuance of new shares	10,556	10,556			21,112			21,112
Directors' and corporate auditors' bonuses (Note)			(35)		(35)			(35)
Cash dividends (Note)			(1,183)		(1,183)			(1,183)
Cash dividends			(986)		(986)			(986)
Net income			13,708		13,708			13,708
Increase in companies accounted for under the equity method			424		424			424
Decrease by sales of subsidiaries' stock			(26)		(26)			(26)
Acquisition of treasury stock				(176)	(176)			(176)
Disposal of treasury stock		2		4	6			6
Net changes other than shareholders' equity during the fiscal period						(1,787)	17	(1,769)
Total changes during the fiscal period	10,556	10,558	11,902	(172)	32,844	(1,787)	17	31,075
Balance at March 31, 2007	33,646	31,993	70,407	(566)	135,481	8,272	2,291	146,044

(Note) These items above were profit disposition items (*rieki shobun koumoku*) at the ordinary general meeting of shareholders held in June 2006.

Fiscal 2007

(¥ millions)

	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total net assets
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains on investment securities		
Balance at March 31, 2007	33,646	31,993	70,407	(566)	135,481	8,272	2,291	146,044
Changes during the fiscal period								
Cash dividends			(3,614)		(3,614)			(3,614)
Net income			9,226		9,226			9,226
Acquisition of treasury stock				(86)	(86)			(86)
Disposal of treasury stock		1		14	16			16
Net changes other than shareholders' equity during the fiscal period						(4,177)	16	(4,160)
Total changes during the fiscal period	—	1	5,612	(71)	5,541	(4,177)	16	1,381
Balance at March 31, 2008	33,646	31,995	76,019	(638)	141,022	4,094	2,308	147,425

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ millions)

	(Note)	Fiscal 2006	Fiscal 2007
Cash flows from operating activities			
Income before income taxes		21,426	15,817
Depreciation		19,853	22,247
Amortization of negative goodwill		(169)	(168)
Increase (decrease) in provision for retirement benefits		(5,017)	(4,847)
Interest and dividend income		(557)	(480)
Interest expenses		989	864
(Gain) loss on sales of fixed assets		(4,171)	(1,600)
(Gain) loss on disposal of fixed assets		5,201	1,095
Loss on impairment		13	—
(Gain) loss on sale of securities		202	(128)
(Gain) loss on revaluation of securities		0	170
(Increase) decrease in notes and accounts receivable		(9,192)	10,142
Increase (decrease) in notes and accounts payable		9,645	(7,882)
(Increase) decrease in inventories		2,204	(7,381)
Increase (decrease) in accrued expense		3,151	(690)
Other		(544)	(2,069)
Sub-total		43,037	25,087
Cash received for interest and dividend		561	497
Cash paid for interest		(1,004)	(864)
Cash paid for income taxes		(5,471)	(6,178)
Net cash provided by operating activities		37,123	18,542
Cash flows from investing activities			
Payment for purchases of property, plant and equipment		(20,798)	(41,498)
Proceeds from sale of property, plant and equipment, and intangible assets		7,136	2,097
Payment for purchase of investment securities		(2,497)	(2,753)
Proceeds from sale of investment securities		503	1,381
Net (increase)decrease of loans receivable		61	(121)
Other		146	(3,735)
Net cash used in investing activities		(15,447)	(44,630)
Cash flows from financing activities			
Net increase (decrease) in short-term debt		(8,286)	(1,223)
Net increase (decrease) in commercial paper		(6,000)	18,000
Proceeds from long-term debt		4,400	10,275
Repayment of long-term debt		(19,701)	(7,900)
Proceeds from issuance of bonds		—	20,000
Payment for redemption of bonds		(600)	(20,000)
Proceeds from issuance of shares		21,112	—
Cash dividends paid		(2,169)	(3,614)
Payment of dividends to minority shareholders		(12)	(9)
Other		(174)	(71)
Net cash used in financing activities		(11,433)	15,455
Net increase (decrease) in cash and cash equivalents		10,242	(10,632)
Cash and cash equivalents at beginning of the fiscal year		3,621	13,863
Cash and cash equivalents at the end of the fiscal year	*	13,863	3,230

SIGNIFICANT ACCOUNTING POLICIES

	Fiscal 2006	Fiscal 2007
1. Scope of consolidation	Consolidated subsidiaries of the Company included in the consolidated financial statements for Fiscal 2006 are the following 24 companies: Meiji Feed Co., Ltd. Nihon Kanzume, Co., Ltd. Meiji Oils and Fats Co., Ltd. Fresh Network Systems Co., Ltd. Tokyo Milk Transportation Co., Ltd. Kantora Logistics Co., Ltd. Hokkaido Meihan Co., Ltd. Tohoku Meihan Co., Ltd. Tokyo Meihan Co., Ltd. Tokyo Meiji Foods Co., Ltd. Chubu Meihan Co., Ltd. Kanazawa Meihan Co., Ltd. Kinki Meihan Co., Ltd. Chugoku Meihan Co., Ltd. Kyushu Meinyu Hanbai Co., Ltd. Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd. Osaka Hosho Milk Products Co., Ltd. Shikoku Meiji Dairy Products Co., Ltd. Tokai Meiji Co., Ltd. K.C.S. Co., Ltd. Ohkura Pharmaceutical Co., Ltd. Meiji Techno-Service Inc. Nice Day Co., Ltd. The Company sold shares of Meiji Agris Co., Ltd., which was a consolidated subsidiary for the previous fiscal year, on August 31, 2006. Accordingly, Meiji Agris Co., Ltd. was excluded from the scope of consolidation from the fiscal year 2006. Consolidated financial statements were prepared with appropriate adjustment made to significant matters to profit and loss until the end of June 2006. The Company sold shares of Tokyo Meiji Foods Co., Ltd., a consolidated subsidiary, on April 28, 2006. Tokyo Meiji Foods Co., Ltd. was merged into Fresh Network Systems Co., Ltd., a consolidated subsidiary. Major non-consolidated subsidiaries are as follows: Chiba Meiji Milk Products Co., Ltd. Kantou Seiraku Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest), among others, of the non-consolidated subsidiaries are insignificant and do not affect the accompanying consolidated financial statements.	Consolidated subsidiaries of the Company included in the consolidated financial statements for Fiscal 2007 are the following 24 companies: Meiji Feed Co., Ltd. Nihon Kanzume, Co., Ltd. Meiji Oils and Fats Co., Ltd. Fresh Network Systems Co., Ltd. Tokyo Milk Transportation Co., Ltd. Kantora Logistics Co., Ltd. Hokkaido Meihan Co., Ltd. Tohoku Meihan Co., Ltd. Tokyo Meihan Co., Ltd. Tokyo Meiji Foods Co., Ltd. Chubu Meihan Co., Ltd. Kanazawa Meihan Co., Ltd. Kinki Meihan Co., Ltd. Chugoku Meihan Co., Ltd. Kyushu Meinyu Hanbai Co., Ltd. Asahi Broiler Co., Ltd. Meiji Kenko Ham Co., Ltd. Osaka Hosho Milk Products Co., Ltd. Shikoku Meiji Dairy Products Co., Ltd. Tokai Meiji Co., Ltd. K.C.S. Co., Ltd. Ohkura Pharmaceutical Co., Ltd. Meiji Techno-Service Inc. Nice Day Co., Ltd. Major non-consolidated subsidiaries are as follows: Chiba Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Kantou Seiraku Co., Ltd. The total assets, net sales, net income or losses (corresponding to the Company's interest), and retained earnings (corresponding to the Company's interest), among others, of the non-consolidated subsidiaries are insignificant and do not affect the accompanying consolidated financial statements.

	Fiscal 2006	Fiscal 2007
2. Application of equity method	Companies accounted for by the equity method included in the consolidated financial statements for the fiscal year 2006 are the following 3 companies: Chiba Meiji Milk Products Co., Ltd. Okinawa Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Of the 3 companies above, since the importance of Chiba Meiji Milk Products Co., Ltd. increased, it is included in the scope of application of equity method from the fiscal year 2006. Major non-consolidated subsidiaries and affiliates which do not apply the equity method are as follows: Non-consolidated subsidiaries: Kantou Seiraku Co., Ltd. Affiliate: Tochigi Meiji Milk Products Co., Ltd. Aggregate net profit and loss, and retained earnings (in an amount commensurate with the amount of equity), among others, of these non-consolidated subsidiaries and affiliates, which are not accounted for by the equity method, have no significant influence over the consolidated financial statements. Therefore, investment to these companies is made by the cost accounting method, not by the equity method. Among companies accounted for by the equity method, for companies for which fiscal year end is different from the consolidated fiscal year end, financial statements for the accounting period of each company are used.	Companies accounted for by the equity method included in the consolidated financial statements for the fiscal year 2007 are the following 3 companies: Chiba Meiji Milk Products Co., Ltd. Okinawa Meiji Milk Products Co., Ltd. Pampy Foods Incorporation Major non-consolidated subsidiaries and affiliates which do not apply the equity method are as follows: Non-consolidated subsidiaries: Kantou Seiraku Co., Ltd. Affiliate: Tochigi Meiji Milk Products Co., Ltd. Aggregate net profit and loss, and retained earnings (in an amount commensurate with the amount of equity), among others, of these non-consolidated subsidiaries and affiliates, which are not accounted for by the equity method, have no significant influence over the consolidated financial statements. Therefore, investment to these companies is made by the cost accounting method, not by the equity method. Among companies accounted for by the equity method, for companies for which the fiscal year end is different from the consolidated fiscal year end, financial statements for the accounting period of each company are used.
3. Fiscal year ends of the consolidated subsidiaries	Among the consolidated subsidiaries, the fiscal year end of K.C.S. Co., Ltd. is December 31. The Company prepares its consolidated financial statements utilizing the financial statements as of December 31. With respect to significant transactions conducted between December 31 and the consolidated fiscal year end, appropriate adjustments necessary for the consolidation are made.	Among the consolidated subsidiaries, the fiscal year end of K.C.S. Co., Ltd. is December 31. The Company prepares its consolidated financial statements utilizing the financial statements as of December 31. With respect to significant transactions conducted between December 31 and the consolidated fiscal year end, appropriate adjustments necessary for the consolidation are made.
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of securities Marketable securities (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices: Cost method based on the moving-average method.	(1) Valuation of major assets (a) Valuation of securities Marketable securities (i) Securities that have market prices: Market valuation based on market prices at fiscal year-end. (Differences in appraisals are accounted for by incorporation of direct net asset, and sales cost is calculated using the moving-average method). (ii) Securities that have no market prices: Cost method based on the moving-average method.

	Fiscal 2006	Fiscal 2007
	(b) Derivative financial instruments: Stated at market value. (c) Inventories: Stated principally at cost using the moving-average method (2) Depreciation and amortization of major fixed assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1985 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding building fixtures) newly acquired after April 1, 1998 as well as the Moriya Plant, Tohoku Plant, Kyushu Plant, Kansai Plant and the Head and Tokyo offices is calculated based on the straight-line method. The estimated useful lives for the assets are as follows: Buildings and structures: 2-60 years Machinery, equipment and vehicles: 2-26 years Tools and furniture: 2-22 years	(b) Derivative financial instruments: Stated at market value. (c) Inventories: Stated principally at cost using the moving-average method (2) Depreciation and amortization of major fixed assets (a) Property, plant and equipment: Depreciation of the assets of the parent company and domestic subsidiaries is calculated primarily using the declining-balance method. However, depreciation of buildings and structures used in the leasing businesses that were acquired on or after April 1, 1985 is calculated by the straight-line method. Furthermore, depreciation of buildings (excluding building fixtures) newly acquired after April 1, 1998 as well as the Moriya Plant, Tohoku Plant, Kyushu Plant, Kansai Plant, Tokachi Plant and the Head and Tokyo offices is calculated based on the straight-line method. The estimated useful lives for the assets are as follows: Buildings and structures: 2-60 years Machinery, equipment and vehicles: 2-26 years Tools and furniture: 2-22 years (Change in Accounting Policy) Beginning in Fiscal 2007, the Company and its consolidated subsidiaries have changed the depreciation method for the property, plant and equipment acquired after April 1, 2007 in accordance with the revision of Japan's Corporate Tax Law and its regulations. As a result of this change, compared with what the level would be under the previous method of accounting, operating income, ordinary income, and income before income taxes each decreased by 537 million yen. From Fiscal 2007, some consolidated subsidiaries changed the method of depreciation from declining-balance method over estimated useful lives to the straight-line method over the leasing period, to coordinate the period of revenue from leases with the period of depreciation of leases assets. As a result of this change, operating income and ordinary income each decreased by 155 million yen and income before income taxes decreased by 193 million yen. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".

	Fiscal 2006	Fiscal 2007
		(Additional Information) The Company and many of its consolidated subsidiaries apply the Corporate Tax Law of Japan, which provides that depreciable assets purchased before March 31, 2007 that have been amortized to 95% of historical cost in a particular fiscal year are amortized evenly over five years starting from the following fiscal year. This is reflected in the category of Depreciation. As a result of this adoption, operating income, ordinary income, and income before income taxes have each decreased by 630 million yen. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".
	(b) Intangible assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years).	(b) Intangible assets: Depreciation of intangible assets is calculated primarily using the straight-line method. Software (for use within the Company) is depreciated using the straight-line method over the estimated length of time it can be used by the Company (5 years).
	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company reserves an amount based on actual loss experience for normal accounts, and amounts projected to be unrecoverable based on assessments for specific doubtful accounts. (b) Retirement benefit The reserve for retirement benefits represents the estimated payment amount at the end of the consolidated fiscal year based on the projected sum of retirement benefits and pension payments at the end of the consolidated fiscal year. The cost differential (10,939 million yen) from adoption of revised accounting standards is amortized on a straight-line basis over a period of 15 years. The unrecognized actuarial loss is amortized on a straight-line basis over a fixed number of years (principally 14 years) that is within the estimated average remaining service years of employees. The unrecognized prior service cost is amortized on a straight-line basis over a fixed number of years (principally 7 years) that is within the estimated average remaining service years of employees.	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: To provide for losses on doubtful accounts such as accounts receivable, the Company reserves an amount based on actual loss experience for normal accounts, and amounts projected to be unrecoverable based on assessments for specific doubtful accounts. (b) Retirement benefit The reserve for retirement benefits represents the estimated payment amount at the end of the consolidated fiscal year based on the projected sum of retirement benefits and pension payments at the end of the consolidated fiscal year. The cost differential (10,939 million yen) from adoption of revised accounting standards is amortized on a straight-line basis over a period of 15 years. The unrecognized actuarial loss is amortized on a straight-line basis over a fixed number of years (principally 14 years) that is within the estimated average remaining service years of employees. The unrecognized prior service cost is amortized on a straight-line basis over a fixed number of years (principally 7 years) that is within the estimated average remaining service years of employees.

	Fiscal 2006	Fiscal 2007
	(c) Reserve for directors' and corporate auditors' bonuses The Company and some of its consolidated subsidiaries maintain a reserve for bonuses for directors and corporate auditors based on the estimated payment amounts at the end of the current fiscal year. (d) Reserve for retirement benefits for directors and corporate auditors The Company and some of its consolidated subsidiaries maintain a reserve for retirement benefits for directors and corporate auditors based on the projected obligation at the end of the current fiscal year under internal regulations. (4) Translation of Foreign Currency Accounts All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate at the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred. (5) Leases Financial leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Consumption taxes: Consumption taxes and local taxes are excluded from the revenue and expense accounts.	(c) — (d) Reserve for retirement benefits for directors and corporate auditors The Company and some of its consolidated subsidiaries maintain a reserve for retirement benefits for directors and corporate auditors based on the projected obligation at the end of the current fiscal year under internal regulations. (4) Translation of Foreign Currency Accounts All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate at the balance sheet date. Gains and losses resulting from the translation are recognized in the consolidated statements of income as incurred. (5) Leases Financial leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. (6) Other significant matters pertaining to the preparation of the consolidated financial statements (a) Deferred assets Bond issue expenses are recognized as incurred. (b) Consumption taxes: Consumption taxes and local taxes are excluded from the revenue and expense accounts.
5. Valuation of the assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.
6. Goodwill and negative goodwill	Negative goodwill will be amortized using the straight-line method for five years after occurrence.	Negative goodwill will be amortized using the straight-line method for five years after occurrence.

	Fiscal 2006	Fiscal 2007
7. Cash and cash equivalents	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGES IN ACCOUNTING POLICIES

Fiscal 2006	Fiscal 2007
(Accounting standards for presentation of net assets in the balance sheet) Effective from Fiscal 2006, the Company adopted "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No. 5, issued by the Accounting Standards Board of Japan on December 9, 2005) and "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Guidance No. 8, issued by the Accounting Standards Board of Japan on December 9, 2005). The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is 143,753 million yen. The "Net Assets" in the consolidated financial statements for Fiscal 2006 are presented according to the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements".	—
(Accounting Standard for Directors' and Corporate Auditors' Bonuses) Effective from Fiscal 2006, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005). As a result, operating income, ordinary income and net income before tax decreased by 35 million yen, respectively. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".	—
(Reserve for Retirement Benefits for Directors and Corporate Auditors) Retirement benefits for directors and corporate auditors were previously accounted for primarily as expenses at the time of payment. The previous system was abolished as authorized at the General Meeting of Shareholders in June 2007 and has been replaced with the current customary practice of maintaining a reserve amount for retirement benefits for directors. Amounts payable to directors upon retirement are based on time in office and are subject to the approval of shareholders. To accurately reflect this in the balance sheet and maintain a healthy financial position, the Company and some of its consolidated subsidiaries accounted for a reserve for retirement benefits for directors based on the projected obligation at the end of the current fiscal year. Application of this accounting method reduced income before taxes by 774 million yen.	—

CHANGEES IN PRESENTATION

Fiscal 2006	Fiscal 2007
—	(Consolidated Statements of Income) 1. "Loss on devaluation of securities" (53 million yen in Fiscal 2007), which was presented separately in Fiscal 2006, is included in "Other" of "Extraordinary Expenses" from the fiscal year ended March 31, 2008 because it accounts for no more than 10% of total extraordinary expenses. 2. "Reserve for directors' and corporate auditors' retirement benefits" (31 million yen in Fiscal 2007), which was presented separately in Fiscal 2006, is included in "Other" of "Extraordinary Expenses" from Fiscal 2007 because it accounts for no more than 10% of total extraordinary expenses.
(Consolidated Statement of Cash Flows) Effective from Fiscal 2006, the Company presents the amount previously presented as "Consolidated adjustment account" in the fiscal year ended March 31, 2006 as "Amortization of negative goodwill".	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

(CONSOLIDATED BALANCE SHEET)

<table>
<tr><th>Fiscal 2006</th><th>Fiscal 2007</th></tr>
<tr><td>*1. Cumulative total of depreciation on property, plant and equipment
¥234,349 million</td><td>*1. Cumulative total of depreciation on property, plant and equipment
¥246,184 million</td></tr>
<tr><td>*2. The following are figures with respect to nonconsolidated subsidiaries and affiliates of the Company:

Investment securities (stock): ¥4,640 million
Other (investment): ¥183 million</td><td>*2. The following are figures with respect to nonconsolidated subsidiaries and affiliates of the Company:

Investment securities (stock): ¥4,993 million
Other (investment): ¥183 million</td></tr>
<tr><td>*3. Collateral and Secured Liabilities
Assets pledged as collateral were as follows:

(¥ millions)
Buildings 8,268
Structures 1,000
Machinery and equipment 7,777
Vehicles 0
Tools and furniture 69
Land 8,690
Investment securities 3,492
Total 29,299

Liabilities secured by the above assets were as follows:

(¥ millions)
Short-term loans 1,360
Long-term loans (current portion) 1,967
Long-term loans 10,529
Employees' saving deposit 2,467
Total 16,325</td><td>*3. Collateral and Secured Liabilities
Assets pledged as collateral were as follows:

(¥ millions)
Buildings 6,805
Structures 909
Machinery and equipment 6,275
Vehicles 0
Tools and furniture 55
Land 6,450
Investment securities 3,138
Total 23,634

Liabilities secured by the above assets were as follows:

(¥ millions)
Short-term loans 800
Long-term loans (current portion) 2,042
Long-term loans 9,056
Employees' saving deposit 2,472
Total 14,371</td></tr>
<tr><td>4. Contingent Liabilities
(1) Guaranteed financial obligations (for loans payable to financial institutions by corporations other than consolidated companies)

(¥ millions)
Tonyu Logistic Service Co., Ltd. 35
Sendai Feed Co., Ltd. 160
Meiji Beverage Co., Ltd. 98
Total 293

(2) In connection with the following companies arranging credit lines with financial institutions, the Company has provided a guarantee.

Meiji Dairy Australia Pty. Ltd. ¥95 million
(In foreign currency: AUD 1,000 thousand)</td><td>4. Contingent liabilities
(1) Guaranteed financial obligations (for loans payable to financial institutions by corporations other than consolidated companies)

(¥ millions)
Tonyu Logistic Service Co., Ltd. 55
Sendai Feed Co., Ltd. 479
Meiji Beverage Co., Ltd. 93
Total 627

(2)

—</td></tr>
<tr><td>*5. Negative goodwill included in the amount of 235 million yen is included in "Others" in Long-term Liabilities.</td><td>*5. Negative goodwill included in the amount of 67 million yen is included in "Others" in Long-term Liabilities</td></tr>
</table>

Fiscal 2006	Fiscal 2007
6. Commitment Line Agreements In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks. The balances of these loans as of the balance sheet date are as follows: (¥ millions) Total commitment line 20,000 Outstanding balance of loans executed — Difference 20,000	6. Commitment Line Agreements In order to effectively raise operating capital, the Company has entered into loan agreements with 7 banks. The balances of these loans as of the balance sheet date are as follows: (¥ millions) Total commitment line 20,000 Outstanding balance of loans executed — Difference 20,000
*7. Maturity of drafts on balance sheet date Drafts which mature at the end of the consolidated fiscal period are accounted for as of the date of exchange. Because the balance sheet date for Fiscal 2006 was a bank holiday, the balance with respect to the following drafts has been included in the balance for Fiscal 2006. (¥ millions) Drafts receivable 459 Drafts payable 735	*7. —

(CONSOLIDATED INCOME STATEMENT)

Fiscal 2006

*1. The following are the principal components of selling, general and administrative expenses:

	(¥ millions)
Carriage and storage charges	28,807
Sales promotion expenses	51,772
Labor cost	38,120
Employees retirement benefits cost	1,929

*2. Research and development cost which is included in manufacturing expense, selling general and administrative expenses is 7,570 million yen.

*3. Gain on sale of fixed assets is as follows:

	(¥ millions)
Land	4,162
Other fixed assets	9
Total	4,171

*4. Loss on disposition of fixed assets is as follows:

	(¥ millions)
Buildings	883
Machinery and equipment	898
Land	3,141
Tools and furniture	278
Total	5,201

*5. Loss on impairment

During Fiscal 2006, the Company group recognized a loss on impairment on following groups of assets:

Use	Type of assets	Location
Idle properties	Land	Shibata-gun, Miyagi

The Company group classifies its assets into groups based on each business segment. The above asset is in idle condition and there is no possibility of future use. It has therefore been devaluated, and the Company recognized a loss on impairment on the difference, in the amount of 13 million yen, as special expenses.

The recoverable amount is determined by the net selling price based on the price rationally calculated based principally on the expected selling price or inheritance tax evaluation.

Fiscal 2007

*1. The following are the principal components of selling, general and administrative expenses:

	(¥ millions)
Carriage and storage charges	26,484
Sales promotion expenses	51,764
Labor cost	38,834
Employees retirement benefits cost	1,904

*2. Research and development cost which is included in manufacturing expense, selling general and administrative expenses is 7,122 million yen.

*3. Gain on sale of fixed assets is as follows:

	(¥ millions)
Land	1,573
Other fixed assets	27
Total	1,600

*4. Loss on disposition of fixed assets is as follows:

	(¥ millions)
Buildings	752
Machinery and equipment	550
Land	12
Tools and furniture	132
Total	1,448

*5. Loss on impairment

—

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

(Fiscal 2006)

1. Matters related to issued and outstanding shares and treasury shares

(thousands of shares)

Type of Shares	Number of shares as of March 31, 2006	Increase in number of shares during Fiscal 2006	Decrease in number of shares during Fiscal 2006	Number of shares as of March 31, 2007
Issued and Outstanding Shares				
Common stock (Note 1)	296,648	33,000	–	329,648
Total	296,648	33,000	–	329,648
Treasury Shares				
Common stock (Notes 2 and 3)	834	207	8	1,032
Total	834	207	8	1,032

(Notes) 1. Increase of 33,000 thousand shares of common stock in issued and outstanding shares is due to (i) the increase of 30,000 thousand shares by issuance of new shares through a public offering and (ii) the increase of 3,000 thousand shares by issuance of new shares through a third party allocation.

2. Increase of 207 thousand shares of common stock in treasury shares is due to the purchase of fractional shares.

3. Decrease of 8 thousand shares of common stock in treasury shares is due to the sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

Resolution	*Type of shares*	Total amount of dividends (¥ millions)	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 29, 2006	Common stock	1,183	4.00	March 31, 2006	June 29, 2006
Meeting of the Board of Directors held on November 14, 2006	Common stock	986	3.00	September 30, 2006	December 8, 2006

(2) Dividends whose record date is attributable to Fiscal 2006 but are to become effective in the following fiscal year

Resolution	Type of shares	Total amount of dividends (¥ millions)	Source of dividends	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	2,300	Retained earnings	7.00	March 31, 2007	June 29, 2007

(Fiscal 2007)

1. Matters related to issued and outstanding shares and treasury shares

(thousands of shares)

Type of Shares	Number of shares as of March 31, 2007	Increase in number of shares during Fiscal 2007	Decrease in number of shares during Fiscal 2007	Number of shares as of March 31, 2008
Issued and Outstanding Shares				
Common stock	329,648	—	—	329,648
Total	329,648	—	—	329,648
Treasury Shares				
Common stock (Notes 1,and 2)	1,032	123	25	1,130
Total	1,032	123	25	1,130

(Notes) 1. Increase of 123 thousand shares of common stock in treasury shares is due to the purchase of fractional shares.

2. Decrease of 25 thousand shares of common stock in treasury shares is due to the sales of fractional shares.

2. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends (¥ millions)	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2007	Common stock	2,300	7.00	March 31, 2007	June 29, 2007
Meeting of the Board of Directors held on November 15, 2007	Common stock	1,314	4.00	September 30, 2007	December 10, 2007

(2) Dividends whose record date is attributable to Fiscal 2007 but that are to become effective in the following fiscal year.

Resolution	Type of shares	Total amount of dividends (¥ millions)	Source of dividends	Dividends per share (¥)	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2008	Common stock	1,314	Retained earnings	4.00	March 31, 2008	June 30, 2008

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Fiscal 2006	Fiscal 2007
Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:	Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:

(as of March 31, 2007)

	(¥ millions)
Cash	13,877
Fixed term deposits over 3 months	(13)
Cash and cash equivalents	13,863

(as of March 31, 2008)

	(¥ millions)
Cash	3,231
Fixed term deposits over 3 months	(1)
Cash and cash equivalents	3,230

(LEASE TRANSACTIONS)

Fiscal 2006

Finance lease assets which do not transfer ownership to lessees are as follows:

(1) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Tools and furniture	Other	Total
Acquisition costs	9,326	7,238	16,565
Accumulated depreciation	5,632	3,989	9,621
Net book value	3,694	3,242	6,936

(2) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	3,078
Due after one year	4,163
Total	7,241

(3) Lease expenses paid and amounts equivalent to depreciation expenses and interest expenses

	(¥ millions)
Lease expenses paid	4,112
Depreciation expenses	3,810
Interest expenses	175

(4) Calculation method of amounts equivalent to depreciation expenses and interest expenses

Calculation method of depreciation expenses

Amounts equivalent to depreciation expenses are calculated by the straight-line method over the period of the finance lease.

Calculation of interest expenses

Amounts equivalent to interest expenses are calculated by the interest method, based on the difference between the aggregate sum of lease payments and the amounts equivalent to acquisition costs.

(Loss on impairment)

Since no loss on impairment was allocated to leased assets, description of line items, etc. is omitted.

Fiscal 2007

Finance lease assets which do not transfer ownership to lessees are as follows:

(1) Acquisition cost equivalents, accumulated depreciation equivalents and net book value equivalents of leased properties

(¥ millions)

	Tools and furniture	Other	Total
Acquisition costs	6,842	6,836	13,679
Accumulated depreciation	4,400	3,866	8,267
Net book value	2,441	2,970	5,412

(2) Outstanding balances of future lease payments

	(¥ millions)
Due within one year	2,561
Due after one year	3,180
Total	5,742

(3) Lease expenses paid and amounts equivalent to depreciation expenses and interest expenses

	(¥ millions)
Lease expenses paid	3,379
Depreciation expenses	3,144
Interest expenses	137

(4) Calculation method of amounts equivalent to depreciation expenses and interest expenses

Calculation method of depreciation expenses

Amounts equivalent to depreciation expenses are calculated by the straight-line method over the period of the finance lease.

Calculation of interest expenses

Amounts equivalent to interest expenses are calculated by the interest method, based on the difference between the aggregate sum of lease payments and the amounts equivalent to acquisition costs.

(Loss on impairment)

Since no loss on impairment was allocated to leased assets, description of line items, etc. is omitted.

(SECURITIES)

(Fiscal 2006)

1. Other securities with market prices

(¥ millions)

	Acquisition cost	Book value	Difference
Securities with a market price exceeding acquisition costs (1) Equity securities	12,024	26,049	14,025
Sub-total	12,024	26,049	14,025
Securities with a market price not exceeding acquisition costs (1) Equity securities	497	423	(74)
Sub-total	497	423	(74)
Total	12,521	26,473	13,951

(Note) The impairment accounting method is not used for other securities with market prices in the consolidated balance sheets for Fiscal 2006.

Securities sold during Fiscal 2006 and securities without a market price were considered insignificant and are not reported in the balance sheets.

(Fiscal 2007)

1. Other securities with market prices

(¥ millions)

	Acquisition cost	Book value	Difference
Securities with a market price exceeding acquisition costs (1) Equity securities	11,299	18,762	7,462
Sub-total	11,299	18,762	7,462
Securities with a market price not exceeding acquisition costs (1) Equity securities	3,237	2,696	(540)
(2) Others	99	67	(32)
Sub-total	3,337	2,764	(573)
Total	14,636	21,526	6,889

(Note) Investment securities with market prices in the consolidated balance sheets for fiscal year 2007 are presented as an impairment loss of 37 million yen. The impairment accounting method is used for all assets for which the estimated value is 50% of the acquisition value or less. The impairment accounting method may be used for assets for which the estimated value is 30-50% below the acquisition value by considering the importance of the amount, the potential for recovery, and other factors.

Securities sold during Fiscal 2007 and securities without a market price were considered insignificant and are not reported in the balance sheets.

(DERIVATIVE TRANSACTIONS)

1. Status of derivative transactions

(Fiscal 2006)

The Company Group only engages in derivative transactions as follows, and does not utilize derivative transactions for trading or speculative purposes.

With respect to currency-related derivative transactions, in order to prepare for fluctuations of foreign currency exchange rates, the Company Group engages in forward foreign exchange contracts and currency option transactions.

With respect to interest rate-related derivative transactions, in order to convert floating interest rates into fixed interest rates, the Company Group engages in interest rate swap transactions.

Execution and management of transactions are conducted by the departments which actually engage in such transactions as well as the accounting department. It is a policy of the Company Group that forward foreign exchange contracts and currency option transactions should be limited only to transactions actually necessary within the scope of ordinary course of business activities. In addition, it is also the Company Group's policy that interest rate swap transactions should be conducted within the limit of borrowing amount which has been determined by the meetings of the Board of Directors. Pursuant to such procedures and policies, the Company Group manages its risks.

(Fiscal 2007)

The Company Group only engages in derivative transactions as follows, and does not utilize derivative transactions for trading or speculative purposes.

With respect to currency-related derivative transactions, in order to prepare for fluctuations of foreign currency exchange rates, the Company Group engages in forward foreign exchange contracts and currency option transactions.

With respect to interest rate-related derivative transactions, in order to convert floating interest rates into fixed interest rates, the Company Group engages in interest rate swap transactions.

Execution and management of transactions are conducted by the departments which actually engage in such transactions as well as the accounting department. It is a policy of the Company Group that forward foreign exchange contracts and currency option transactions should be limited only to transactions actually necessary within the scope of ordinary course of business activities. In addition, it is also the Company Group's policy that interest rate swap transactions should be conducted within the limit of borrowing amount which has been determined by the meetings of the Board of Directors. Pursuant to such procedures and policies, the Company Group manages its risks.

2. Market value, etc. of derivative transactions

Amount of contracts, market value and valuation gain or loss of derivative transactions

(1) Currencies-related

(¥ millions)

Type	Fiscal 2006				Fiscal 2007			
	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss
Transactions other than market transactions								
Forward foreign exchange contracts								
Buying position								
US$	1,069	—	1,080	10	1,226	—	1,178	(47)
Option transactions								
Selling position								
Put	(39)	—			(683)	(493)		
US$	2	—	—	2	26	21	31	(5)
Buying position								
Call	(19)	—			(341)	(246)		
US$	1	—	3	2	26	19	24	(1)
Total	1,072	—	1,083	15	1,279	40	1,235	(54)

(Note) In order to calculate market value at the end of the consolidated fiscal year, a futures quotation is utilized as exchange rate.

(2) Interest rate-related

(¥ millions)

Type	Fiscal 2006				Fiscal 2007			
	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss	Amount of contract	Amount of contract over 1 year	Market value	Valuation gain or loss
Transactions other than market transactions								
Interest rate swap transactions								
Floating-rate receiving and fixed-rate paying	1,350	1,350	(19)	(19)	4,600	4,600	(165)	(165)
Total	1,350	1,350	(19)	(19)	4,600	4,600	(165)	(165)

(Note) Market value at the end of the consolidated fiscal year is the price presented by the banks with which the Company has entered into contracts.

(EMPLOYEES' RETIREMENT BENEFITS)

<table>
<tr><th>Fiscal 2006</th><th>Fiscal 2007</th></tr>
<tr><td>1. Summary of the employees' retirement benefit

In addition to the lump-sum severance payment plan based on the pension plan regulations, the retirement benefits system of the Meiji Dairies Group consists of the contributory defined benefit corporate plan which is used by the Company and certain consolidated subsidiaries and the employees' pension fund plan and the tax-qualified pension plan which are used by certain consolidated subsidiaries. Extra payments may be made upon the early retirement of an employee.</td><td>1. Summary of the employees' retirement benefit

In addition to the lump-sum severance payment plan based on the pension plan regulations, the retirement benefits system of the Meiji Dairies Group consists of the contributory defined benefit corporate plan which is used by the Company and certain consolidated subsidiaries and the employees' pension fund plan and the tax-qualified pension plan which are used by certain consolidated subsidiaries. Extra payments may be made upon the early retirement of an employee.

Matters concerning multi-company retirement benefits plans for which compulsory contributions are recorded as retirement benefits expenses are as follows:

(1) Accumulated reserves in the retirement benefits system

(As of March 31, 2007) (¥ millions)
(a) Pension plan assets: 420,095
(b) Project benefit obligation based on pension financing calculations: 438,940
(c) Difference ((a)-(b)): (18,844)

(2) Percentage of contributions of the Company group to the retirement benefits system (from April 1, 2006 to March 31, 2007)

Percentage of contributions: 0.94%

(3) Supplemental explanation (March 31, 2007)
The amount presented above in (1) represents the total amount of several multi-company retirement plans. The difference in (c) consists primarily of the balance of prior service cost based on pension financing calculations, which amounts to 27,981 million yen. The Company group recognized 35 million yen in special premiums in the consolidated financial statements for the current fiscal year.

The percentage presented above in (2) was calculated based on weighted average figures and is not consistent with the percentage of the Meiji Dairies Group's actual liability.</td></tr>
</table>

Fiscal 2006	Fiscal 2007

Fiscal 2006

2. Liabilities for employees' retirement benefits

(as of March 31, 2007)

(¥ millions)

(a)	Projected benefit obligation (Note 1)	(75,280)
(b)	Fair vale of pension plan assets (Note 2)	64,475
(c)	Unfunded pension obligation ((a) - (b))	(10,805)
(d)	*Unrecognized transitional obligations*	5,757
(e)	Unrecognized actuarial loss	14,766
(f)	Unrecognized prior service cost	(4,635)
(g)	Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	5,082
(h)	Prepaid pension cost	9,095
(i)	Employees' retirement benefits ((g) - (h))	(4,012)

(Notes) 1. Because pension plan assets corresponding to the Company's own contribution cannot be reasonably calculated, the general establishment-type employees' pension fund is not included in "Projected benefit obligation."

2. General establishment-type employees' pension fund is not included in pension plan assets. Equity amount of pension plan assets (pro rata amount by contribution, etc.) of the fund is 3,997 million yen.

3. Employees' retirement benefits expenses

(from April 1, 2006 to March 31, 2007)

(¥ millions)

(a)	Service cost (Note 1)	1,447
(b)	Interest cost	1,897
(c)	Expected return on plan assets	(1,742)
(d)	Amortization of transitional obligation	711
(e)	Recognition of actuarial gain/loss	1,730
(f)	Amortization of prior service cost	(1,324)
(g)	Compulsory contribution to employees' pension fund (Note 2)	176
(h)	Additional retirement payments temporarily paid	39
(i)	Net employees' retirement benefits expenses ((a) + (b) + (c) + (d) + (e) + (f) + (g) + (h))	2,937

(Notes) 1. Retirement benefits expenses (excluding amortization of transitional obligations) that are calculated in accordance with the simplified method are included. Employee's contributions to the corporate pension fund are excluded.

2. Compulsory contributions to the general establishment-type employees' pension fund.

Fiscal 2007

2. Liabilities for employees' retirement benefits

(as of March 31, 2008)

(¥ millions)

(a)	Projected benefit obligation (Note 1)	(73,037)
(b)	Fair vale of pension plan assets (Note 2)	50,396
(c)	Unfunded pension obligation ((a) - (b))	(22,641)
(d)	Unrecognized transitional obligations	5,037
(e)	Unrecognized actuarial loss	30,871
(f)	Unrecognized prior service cost	(3,338)
(g)	Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	9,929
(h)	Prepaid pension cost	13,692
(i)	Employees' retirement benefits ((g) - (h))	(3,762)

(Notes) 1. Because pension plan assets corresponding to the Company's own contribution cannot be reasonably calculated, the general establishment-type employees' pension fund is not included in "Projected benefit obligation."

2. General establishment-type employees' pension fund is not included in pension plan assets.

3. Employees' retirement benefits expenses

(from April 1, 2007 to March 31, 2008)

(¥ millions)

(a)	Service cost (Note 1)	1,454
(b)	Interest cost	1,841
(c)	Expected return on plan assets	(1,868)
(d)	Amortization of transitional obligation	711
(e)	Recognition of actuarial gain/loss	1,892
(f)	Amortization of prior service cost	(1,335)
(g)	Compulsory contribution to employees' pension fund (Note 2)	182
(h)	Additional retirement payments temporarily paid	30
(i)	Net employees' retirement benefits expenses ((a) + (b) + (c) + (d) + (e) + (f) + (g) + (h))	2,907

(Notes) 1. Retirement benefits expenses (excluding amortization of transitional obligations) that are calculated in accordance with the simplified method are included. Employee's contributions to the corporate pension fund are excluded.

2. Compulsory contributions to the general establishment-type employees' pension fund.

Fiscal 2006	Fiscal 2007
4. Basis for calculation of employees' retirement benefits (from April 1, 2006 to March 31, 2007) (¥ millions) (a) Periodic recognition of projected benefit obligation: Straight-line method (b) Discount rate: 2.5% (c) Expected rate of return on plan assets: Principally 3.5% (d) Recognition period of actuarial gain/loss: Principally 14 years (e) Amortization period of transitional obligation: 15 years (f) Amortization period of prior service cost: Principally 7 years For certain consolidated subsidiaries, a simplified method is utilized for the calculation of employees' retirement benefits.	4. Basis for calculation of employees' retirement benefits (from April 1, 2007 to March 31, 2008) (¥ millions) (a) Periodic recognition of projected benefit obligation: Straight-line method (b) Discount rate: 2.5% (c) Expected rate of return on plan assets: Principally 3.5% (d) Recognition period of actuarial gain/loss: Principally 14 years (e) Amortization period of transitional obligation: 15 years (f) Amortization period of prior service cost: Principally 7 years For certain consolidated subsidiaries, a simplified method is utilized for the calculation of employees' retirement benefits. (Additional information) From Fiscal 2007, the Company adopted "Partial Amendments (No. 2) of 'Accounting Standards for Employee Retirement Benefits' " (Accounting Standards Board Statement No. 14, May 15, 2007).

(STOCK OPTIONS, ETC.)

N/A

(DEFERRED INCOME TAXES)

Fiscal 2006

1. Significant components of deferred tax assets and liabilities

(¥ millions)

Deferred tax assets:	
Retirement benefit's	927
Accrued bonus	2,778
Unrealized gain	1,183
Unidentified expenses	1,187
Depreciation	1,137
Accrued enterprise taxes	304
Loss carried forward	1,723
Other	830
Subtotal deferred tax assets	10,073
Valuation allowance	(1,593)
Total deferred tax assets	8,479
Deferred tax liabilities:	
Tax deductible reserve	(3,393)
Net unrealized gains on investments securities	(5,631)
Prepaid pension cost	(1,852)
Other	(209)
Total deferred tax liabilities	(11,086)
Net deferred tax assets	(2,607)

2. Differences between the statutory tax rate and the Company's effective tax rate

Statutory tax rate	40.4%
Entertainment and other permanently non-deducible expenses	3.2%
Dividend and other permanently non-taxable income	(0.8%)
Amortization of goodwill	(0.8%)
Valuation allowance	(3.8%)
Per capita inhabitant's tax	1.0%
Tax credit for experimentation and research expenses	(2.1%)
Other	(1.1%)
Effective tax rates	36.0%

Fiscal 2007

1. Significant components of deferred tax assets and liabilities

(¥ millions)

Deferred tax assets:	
Retirement benefit's	931
Accrued bonus	2,727
Unrealized gain	1,233
Unidentified expenses	1,194
Depreciation	1,340
Accrued enterprise taxes	203
Loss carried forward	2,053
Other	1,682
Subtotal deferred tax assets	11,368
Valuation allowance	(2,015)
Total deferred tax assets	9,352
Deferred tax liabilities:	
Tax deductible reserve	(3,297)
Net unrealized gains on investments securities	(2,783)
Prepaid pension cost	(3,756)
Other	(1,574)
Total deferred tax liabilities	(11,412)
Net deferred tax assets	(2,060)

2. Differences between the statutory tax rate and the Company's effective tax rate

Statutory tax rate	40.4%
Entertainment and other permanently non-deducible expenses	4.0%
Dividend and other permanently non-taxable income	(1.3%)
Amortization of goodwill	(1.1%)
Valuation allowance	2.7%
Per capita inhabitant's tax	1.4%
Tax credit for experimentation and research expenses	(2.9%)
Other	(2.2%)
Effective tax rates	41.0%

(SEGMENT INFORMATION)

【Business Segment Information】

(Fiscal 2006)

(¥ millions)

	Foods	Service/Other	Total	Elimination or Corporate	Consolidated
I. Sales and operating profit and loss					
Sales:					
(1) Sales to customers	594,815	107,935	702,750	—	702,750
(2) Intersegment sales	1,793	43,258	45,051	(45,051)	—
Total	596,608	151,193	747,802	(45,051)	702,750
Operating expenses	576,586	147,732	724,318	(45,165)	679,153
Operating income	20,022	3,460	23,483	113	23,597
II. Assets, depreciation, loss on impairment and capital expenditures					
Assets	306,393	67,340	373,734	9,826	383,560
Depreciation	15,191	4,661	19,853	—	19,853
Impairment loss	13	—	13	—	13
Capital expenditures	21,557	6,995	28,553	—	28,553

(Note) As described above in "CHANGES IN ACCOUNTING POLICIES", effective Fiscal 2006, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005). As a result, compared with what the level would be under the previous method of accounting, operating expenses of the Foods business increased by 30 million yen and its operating income decreased by the same amount, and operating expenses of Service/Other businesses increased by 5 million yen and its operating income decreased by the same amount.

(Fiscal 2007)

(¥ millions)

	Foods	Service/Other	Total	Elimination or Corporate	Consolidated
I. Sales and operating profit and loss					
Sales:					
(1) Sales to customers	594,097	112,890	706,988	—	706,988
(2) Intersegment sales	1,663	44,654	46,317	(46,317)	—
Total	595,761	157,545	753,306	(46,317)	706,988
Operating expenses	581,202	155,775	736,978	(46,252)	690,725
Operating income	14,558	1,769	16,327	(64)	16,262
II. Assets, depreciation, loss on impairment and capital expenditures					
Assets	330,520	65,950	396,470	(6,277)	390,192
Depreciation	16,338	5,908	22,247	—	22,247
Capital expenditures	35,535	6,430	41,966	(159)	41,807

(Note) As described above in "SIGNIFICANT ACCOUNTING POLICIES", effective Fiscal 2007, the Company and its consolidated subsidiaries have changed the depreciation method for the property, plant and equipment. As a result, compared with what the level would be under the former method of accounting, depreciation of the Foods business increased by 974 million yen and depreciation of Service/Other businesses increased by 386 million yen. In addition, operating expenses of Foods business increased by 974 million yen and its operating income decreased by the same amount, and operating expenses of Service/Other businesses increased by 37 million yen and its operating income decreased by the same amount.

(Notes) 1. Classification of business segment

Businesses are classified in segments taking into account factors such as type of products and similarity of markets in which products are sold.

2. Principal products of each business segment

Business segment	
Foods	Milk, powdered milk, condensed milk, butter, cheese, ice cream, beverages, meat products, other food products
Service/Other	Animal feed, distribution, warehousing, pharmaceuticals, real estate, mechanical engineering service, food-services, insurance agency and leasing

3. Among assets, principal assets of the Company which have been included in "Elimination or Corporate" are the Company's surplus fund resources (cash and securities), long-term investment fund (investment securities) and assets relating to the administrative division.

(Fiscal 2006): ¥48,074 million

(Fiscal 2007): ¥31,827 million

【Geographical Segment Information】

(Fiscal 2006): Since the Company does not have any consolidated overseas subsidiaries or significant overseas branches, there is no relevant information to be disclosed.

(Fiscal 2007): Since the Company does not have any consolidated overseas subsidiaries and significant overseas branches, there is no relevant information to be disclosed.

【Overseas Sales】

(Fiscal 2006): Since overseas sales accounted for less than 10% of the consolidated sales, its description is omitted.

(Fiscal 2007): Since overseas sales accounted for less than 10% of the consolidated sales, its description is omitted.

【Related Party Transactions】

(Fiscal 2006): N/A

(Fiscal 2007): N/A

(PER SHARE INFORMATION)

Fiscal 2006	Fiscal 2007
Net assets per share ¥ 437.45 Net income per share (Basic) ¥ 42.81 Basis for calculation of net income per share is as follows: (¥ millions) Net income: 13,708 Amounts not attributable to shareholders of common stock (Includes bonuses to directors and corporate auditors from profit): — Net income attributable to common stock: 13,708 Average number of shares outstanding during the year: 320,226 thousand shares (Note) Net income per share (Diluted) is not presented because there are no shares of common stock with dilutive effects outstanding.	Net assets per share ¥ 441.73 Net income per share (Basic) ¥ 28.08 Basis for calculation of net income per share is as follows: (¥ millions) Net income: 9,226 Amounts not attributable to shareholders of common stock: — Net income attributable to common stock: 9,226 Average number of shares outstanding during the year: 328,552 thousand shares (Note) Net income per share (Diluted) is not presented because there are no shares of common stock with dilutive effects outstanding.

(SUBSEQUENT EVENTS)

Fiscal 2006	Fiscal 2007
—	—

(CONSOLIDATED SUPPLEMENTARY STATEMENT)

【Statement of Corporate Bonds】

Company name	Name of Corporate Bonds	Date of issuance	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Annual interest rate (%)	Security	Redemption date
Meiji Dairies Corporation	Series 3 unsecured bonds	May 10, 2002	20,000 (20,000)	—	1.08	unsecured bonds	May 10, 2007
Meiji Dairies Corporation	Series 4 unsecured bonds	June 10, 2004	15,000	15,000	0.81	unsecured bonds	June 10, 2009
Meiji Dairies Corporation	Series 5 unsecured bonds	December 6, 2007	—	20,000	1.40	unsecured bonds	December 6, 2012
Total	—	—	35,000 (20,000)	35,000	—	—	—

(Notes) 1. Figures in brackets represent scheduled redemption obligations due within one year

2. Scheduled redemption obligations over the 5 year period subsequent to the consolidated balance sheet date are as follows:

(¥ millions)

Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
—	15,000	—	—	20,000

【Statement of Loans Payable】

Classification	Balance at end of Fiscal 2006 (¥ millions)	Balance at end of Fiscal 2007 (¥ millions)	Average interest rate (%)	Repayment period
Short-term loans	8,980	7,780	1.25	—
Long-term loans due within one year	7,672	6,718	1.23	—
Lease obligations due within one year	—	—	—	—
Long-term loans payable (excluding portion due within one year)	24,633	27,665	1.49	From April 2009 through April 2020
Lease obligations (excluding portion due within one year)	—	—	—	
Other interest-bearing liabilities:				
Commercial paper (due within one year)	10,000	28,000	0.64	—
Employee deposits	2,467	2,472	0.60	—
Total	53,754	72,635	—	—

(Notes) 1. "Average interest rate" is the weighted average interest rate applicable to the balance of loans payable at the end Fiscal 2007.

2. Scheduled repayment obligations over the 5-year period subsequent to the consolidated closing date for long-term loans payable (excluding portion due within one year) are as follows:

(¥ millions)

Classification	1-2 years	2-3 years	3-4 years	4-5 years
Long-term loans payable	5,541	6,042	4,055	7,560

OTHER MATTERS

N/A

END

End of ANNEX 2